Exhibit 99.4

CGG

limited liability corporation (société anonyme) with a board of directors with a share capital of €17,706,519

registered office: Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris

969 202 241 RCS Paris

UPDATE TO THE REGISTRATION DOCUMENT

This update to the registration document (the “Update to the Registration Document”) was filed with the Autorité des Marchés Financiers on October 13, 2017 pursuant to article 212-13-IV of its general regulation. It supplements the registration document that was filed with the Autorité des Marchés Financiers on May 1, 2017, under number D.17-0486 (the “Registration Document”). The Registration Document and the Update to the Registration Document may only be used in support to a financial transaction if supplemented by a securities note approved by the Autorité des Marchés Financiers. They were prepared by the issuer and under the responsibility of their signatories.

Copies of the Registration Document and of the Update to the Registration Document are available without cost at the registered office of CGG, Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, on the company’s website (www.cgg.com) as well as on the website of the Autorité des Marchés Financiers (www.amf-france.org).

DISCLAIMER

This document is a translation of CGG’s Actualisation du Document de Référence dated October 13, 2017. The Actualisation du Document de Référence, in its original French version, is publicly available at www.amf-france.org. This translation (the “Translation”) is provided for your convenience only. It does not include the translation of paragraph 9.4 “Table de concordance” of the Actualisation du Document de Référence. This Translation has not been prepared for use in connection with any offering of securities. It does not contain all of the information that an offering document would contain.

CGG

General remarks

In this Update to the Registration Document, “CGG” and the “Company” mean CGG, société anonyme, and the “Group” means the Company and all of its consolidated subsidiaries.

This Update to the Registration Document contains information on the Group’s objectives as well as forward-looking statements.These information and statements are sometimes identified by the use of future or conditional tense and terms such as “thinks”, “expects”, “may”, “estimates”,”intends”, “considers”, “anticipates”, “should”, and other similar terms. The attention of the reader is drawn to the fact that the achievement of these objectives and forward-looking statements depends on circumstances or events that are expected to occur in the future. These forward-looking statements and information about the objectives may be affected by known and unknown risks, uncertainties and other factors that could cause the future results, performance and achievements of the Group to differ materially from the objectives set forth or suggested herein. These factors may include changes in economic and business environment, regulations, and the risk factors set out in Chapter 3 of the Registration Document as updated by this update.

Investors are cautioned to carefully consider the risk factors described in Chapter 3 of the Registration Document, as updated by this update, before making an investment decision. The realization of all or part of these risks may have a negative effect on the Group’s business, financial situation, results, its ability to achieve its objectives or the value of the Company’s shares.

CGG

TABLE OF CONTENTS

1	CGG Group		4

	1.1	Selected financial information	4

	1.3	Group’s main activities	6

	1.6	Recent developments	77

	1.7	Legal structure – intra-group relations	88

2	Environment, sustainable development & employees		90

	2.2	Employees	90

3	Risks and control		91

	3.1	Risk factors	91

	3.5	Litigation and arbitral proceedings	98

4	Corporate governance		99

	4.2	Administration and management bodies	99

5	Compensation and benefits		100

	5.5	Transactions relating to the Company’s shares carried out by executive officers or their close relatives between January 1, 2017 and the date of this Update to the Registration Document	101

6	Financial position, results and perspectives		102

	6.1	Review of the financial situation and results	102

	6.3	Perspectives	156

7	Company’s information and share capital		160

	7.2	General information regarding the share capital	160

	7.3	Main shareholders	162

9	Additional information		165

	9.1	Responsible persons	165

CGG

1.	CGG GROUP

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate and is updated by the information set out below:

1.1.	SELECTED FINANCIAL INFORMATION

The table below describes the main consolidated financial information under IFRS for the six-month periods ended June 30, 2016 and 2017 and for the second quarters of each of the 2016 and 2017 fiscal years.

(in million of USD, except per share and ratio data)	2nd quarter				Six months ended June 30,
	2017		2016		2017		2016
Result:
Operating revenues	349.8		290.2		599.2		603.2
Other income from ordinary activities	0.3		0.3		0.7		0.6
Cost of operations	(317.6)		(288.8)		(593.9)		(624.3)
Gross profit	32.5		1.7		6.0		(20.5)
Research and development expenses, net	(7.6)		10.4		(15.8)		(1.7)
Marketing and selling expenses	(14.0)		(16.5)		(27.1)		(32.5)
General and administrative expenses	(19.8)		(21.2)		(40.0)		(45.3)
Other revenues (expenses), net	(89.3)		1.5		(118.2)		(10.9)
Operating income	(98.2)		(24.1)		(195.1)		(110.9)
Cost of financial debt, net	(48.7)		(41.6)		(95.5)		(84.6)
Other financial income (loss)	0.5		(2.3)		(1.1)		(0.6)

Total income taxes	(20.8)		(6.4)		(23.1)		(12.7)

Net income (loss) from consolidated companies	(167.2)		(74.4)		(314.8)		(208.8)
Share of income (loss) in companies accounted for under equity method	(2.5)		(4.8)		—		(0.1)
Net income (loss)	(169.7)		(79.2)		(314.8)		(208.9)
Attributable to:
Owners of CGG SA $	(169.2)		(77.8)		(313.3)		(206.9)
Owners of CGG SA €	(154.9	) (1)	(67.9	) (1)	(290.5	) (2)	(186.4	) (2)
Non-controlling interests $	(0.5)		(1.4)		(1.5)		(2.0)
Net income (loss) per share:
Basic $	(7.64)		(3.52)		(14.15)		(10.64)
Basic €	(7.00	) (1)	(3.07	) (1)	(13.12	) (2)	(9.58	) (2)
Diluted $	(7.64)		(3.52)		(14.15)		(10.64)
Diluted €	(7.00	) (1)	(3.07	) (1)	(13.12	) (2)	(9.58	) (2)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	Converted at the average exchange rate of U.S.$1.0784 and U.S.$1.1101 per € for the periods ended June 30, 2017 and 2016, respectively.

(in million of USD, except per share and ratio data)	June 30, 2017 (unaudited)	December 31, 2016
Assets:
Cash and cash equivalents	314.8	538.8
Working capital (3)	433.2	334.6
Property, plant and equipment, net.	350.1	708.6
Multi-client surveys	832.9	847.9
Goodwill, net	1,229.6	1,223.3

Total assets	4,339.4	4,861.5

Financial debt (4)	2,811.8	2,850.4
Equity attributable to owners of CGG SA	741.2	1,120.7

(3)

Includes trade accounts receivable and related accounts, inventories and work in progress, tax assets, other current assets and assets held for sale, less trade accounts payables and related accounts, social payable, income taxes payable, advance payments, deferred income, short-term provisions and other current liabilities.

(4)	Includes long-term financial debts (including leases), short-term financial debts (including short-term leases), short-term bank borrowings and accrued interest.

CGG

(in million of USD, except per share and ratio data)	2nd quarter		Six months ended June 30,
	2017	2016	2017	2016
Other financial historical data and other ratios:
EBIT(a) before non recurring charges	(6.0)	(27.2)	(70.7)	(103.8)
EBIT after non recurring charges	(100.7)	(28.9)	(195.1)	(111.0)
EBITDAS(b) before non recurring charges	120.0	103.8	148.7	130.9
EBITDAS after non recurring charges	25.3	102.1	24.3	123.7
Operating income before non recurring charges	(3.5)	(22.4)	(70.7)	(103.7)
Operating income after non recurring charges	(98.2)	(24.1)	(195.1)	(110.9)
Free cash-flow before non recurring charges	(23.9)	(21.1)	(98.2)	96.6
Free cash-flow after non recurring charges	(78.2)	(68.0)	(197.7)	8.3
Capital expenditures (tangible fixed assets) (c)	17.5	26.1	36.9	45.9
Investments in multi-client surveys, net cash	60.0	92.9	108.3	162.8
Net debt (d)	2,497.0	2,150.4	2,497.0	2,150.4
Financial debt (e)/ EBITDAS (b)	na	na	na	na
Net debt (d)/ EBITDAS (b)	na	na	na	na

(a)

Earnings before interest and taxes (EBIT) replaced the operating income as main indicator of the Group’s performance because of the significant businesses managed through our joint ventures. EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. Other companies may present their EBIT differently. EBIT is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.

(b)

EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and allocation of free shares issued under performance conditions. EBITDAS is presented as additional information because it is one measure used by certain investors to determine operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.

(c)	Acquisition of fixed assets (including capitalized development expenditures and changes in liabilities on fixed assets; but excluded the acquisitions by lease).
(d)

“Net debt” means short-term bank overdrafts, short-term financial debts (including short-term leases), long-term financial debts (including long-term leases) less cash available and short-term investments).

(e)	Incudes the long-term financial debts (including leases), the short-term financial debts (including short-term leases), the short-term bank overdrafts and the accrued interests.

CGG

1.3.	GROUP’S MAIN ACTIVITIES

CGG is a world leader in geophysical services and equipment.

The Group provides a wide range of services, equipment under the brand Sercel, and technological solutions to a broad base of customers operating worldwide, principally in the oil and gas exploration and production industry.

The Group is organized in eight Business Lines, as follows:

•	Equipment (which includes all the Sercel business entities or trademarks, such as Metrolog, GRC and De Regt);

•	Marine Acquisition;

•	Land Acquisition (including Land Electromagnetics and General Geophysics);

•	Multi-Physics;

•	Multi-Client and New Ventures;

•	Subsurface Imaging;

•	GeoSoftware (including the software sales and development of Jason and Hampson-Russell); and

•	GeoConsulting (including the consulting activities of Jason and Hampson-Russell combined with the consulting and geologic library business of Robertson, as well as Data Management Services).

These activities are organized into four segments for financial reporting purposes: Equipment, Contractual Data Acquisition, GGR and Non-Operated Resources.

The Company is the parent company of a group of companies including, as of September 30, 2017, 79 consolidated subsidiaries (73 abroad and 6 in France).

1.3.1.	Contractual data acquisition

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated by the information set out below:

1.3.1.1	Marine acquisition

Description of the Group’s fleet vessels

As of September 30, 2017, the CGG’s operated fleet consisted of five 3D high capacity vessels (12 or more streamers), and one source vessel. This capacity is mainly dedicated to Multi-Client production. All of CGG’s 3D high capacity vessels are equipped with Sentinel solid streamers, which provide several advantages over other industry streamers, such as acquiring surveys in tougher sea conditions, improving the frequency content and improving signal-to-noise ratio of the recorded data, and minimizing environmental impacts. All of CGG’s vessels can deploy our broadband marine solutions, which combine industry-leading equipment, unique variable depth streamer acquisition techniques and proprietary deghosting and imaging technology. As of September 30, 2017, 100% of CGG’s fleet was also capable of deploying BroadSource, which, combined with BroadSeis, provides the ultimate in broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2-200 Hz. QuietSea, the most advanced passive acoustic monitoring (PAM) system designed to detect the presence of marine mammals during seismic operations, which enables superior performance in minimizing environmental impact, also equips two vessels.

In connection with the fleet downsizing plans initiated in 2014 and its adaptation to market conditions which remain extremely difficult, the following measures were taken during the year 2017:

•	the Pacific Finder halted operations in April 2016 and was returned to its owner in March 2017;

•	the Geo Caspian halted operations as sismic vessels as from March 1, 2017 at the expiry of the charter;

•	the Geo Coral was deployed again as from April 1, 2017 to maintain the seismic vessels fleet to five as provided in the plan.

MARITIME MANAGEMENT OF THE OPERATED FLEET

As of September 30, 2017, the maritime management of the seismic fleet (including the source vessel) operated by the Group (Oceanic Sirius, Oceanic Vega, Oceanic Champion, Oceanic Endeavour, Geo Coral et Geowave Voyager), was managed by its joint venture CGG Eidesvik Ship Management AS.

Bourbon Offshore operates six support and chase vessels (ancillary services including refueling, food and equipment delivery, crew change, storage, assistance and support during in-sea maintenance operations, protection of streamers from interactions with third party vessels and fishing devices), designed specifically for CGG, chartered individually for a minimum period of five years since their initial progressive deployment between 2013 and 2014.

OWNERSHIP STATUS OF THE FLEET

At September 30, 2017, the Group owned the Geowave Voyager and had a shareholding of 50% in the joint venture Global Seismic Shipping AS which directly owned 100% of the shares of the companies owning the Oceanic Sirius, the Oceanic Vega, the Geo Coral, the Geo Caribbean, the Geo Celtic, the CGG Alizé and the Oceanic Challenger. The Group operated the rest of the fleet (Oceanic Champion, Oceanic Endeavour) under charter agreements.

CGG

The following table provides certain information concerning the seismic vessels operated by the Group or cold stacked as of September 30, 2017:

Vessel name	Year built	Year upgraded	Year joined fleet	Time charter / Bareboat expiry		Extension options (a)		2D /3D	Maximum number of streamers (b)	Vessel length (m)	Bareboat agreement
Operated vessels
Oceanic Champion	1994	2012	2009	June 2020		n.a.		3D	14	107	yes
Oceanic Endeavour	2007	2011	2009	April 2018		2 × 5 years		3D	16	92	yes
Oceanic Vega	2010	n.a.	2010	March 31, 2027		n.a.		3D	20	106	yes
Oceanic Sirius	2011	n.a.	2011	March 31, 2027		n.a.		3D	20	106	yes
Geo Coral	2010	n.a.	2013	March 31, 2018	(c)	n.a	(c)	3D	16	108	yes
Geowave Voyager	2005	2009	2009	Owned		n.a.		3D	12	83	n.a
Cold stacked vessels (in lay up)
Oceanic Phoenix	2000	2011	2009	March 2019		10 × 1 year		3D	14	101	yes
Viking Vanquish	1999	2007	2007	November 2020		n.a.		3D	12	93	yes

(a)	Number of years.
(b)	Tow points.
(c)

In the context of the joint-venture with Eidesvik Shipping AS, CGG undertook a charter commitment of a certain number of vessels on the basis of a charter bareboat contract with a renewable one year term.The Geo Coral contract will be extended for one year on April 1, 2018.

As at September 30, 2017, vessels were owned or bareboat chartered as follows:

•	The Geowave Voyager was owned by Exploration Vessel Resources II AS;

•	The Oceanic Sirius and the Oceanic Vega were bareboat chartered by Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS, wholly owned companies of Global Seismic Shipping AS;

•	The Geo Coral was bareboat chartered by Geo Vessels AS, a wholly-owned company of Global Seismic Shipping AS;

•	The Oceanic Champion was bareboat chartered by Oceanic Champion AS;

•	The Oceanic Endeavour was bareboat chartered by Volstad Maritime DIS II AS;

•	The Viking Vanquish was bareboat chartered by Eidesvik MPSV AS;

•	The Oceanic Phoenix was bareboat chartered by Master and Commander AS.

CGG

1.3.4.	Recent press releases

The Group’s significant press releases since May 1, 2017 are set out below (except the press release relating to financial information which is set out in paragraph 6.1.6 of this Update to the Registration Document).

CGG

CGG announces overwhelming acceptance by creditors entitled to vote on the chapter 11 plan

Paris, France – October 2, 2017

CGG SA announces that all creditor classes entitled to vote on the chapter 11 plan proposed in the chapter 11 cases commenced on 14 June 2017 in the US Bankruptcy Court for the Southern District of New York by CGG SA’s 14 main foreign, direct and indirect subsidiaries, each a borrower or guarantor in respect of CGG Group’s funded financial indebtedness, have accepted the plan overwhelmingly.

Specifically, all holders who have cast ballots in respect of the Secured Loans, and 97.14% in number and 97.96% in amount of those casting ballots in respect of the Senior Notes, voted in favour of the plan.

“Senior Notes” means CGG SA’s (i) 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66), (ii) 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586), and (iii) 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52).

“Secured Loans” means (i) the revolving credit agreement entitled “Multicurrency Revolving Facility Agreement”, entered into by CGG SA on July 31, 2013 for an initial amount in principal of USD 325,000,000 , reduced to approximately USD 300,000,000, which amount is currently outstanding, (ii) the revolving credit facility agreement entitled “Credit Agreement” dated 15 July 2013 entered into by CGG Holding (U.S.) Inc. for an initial amount of USD 165,000,000, currently drawn in full, and (iii) the bullet loan agreement entitled “Term Loan Credit Agreement” dated 19 November 2015 entered into by CGG Holding (U.S.) Inc. for an initial amount of USD 342,122,500, the outstanding amount of which is approximately USD 337,846,000.

CGG

CGG successfully completes first full-scale TopSeis survey in Barents Sea

Paris, France – September 28, 2017

CGG has successfully completed acquisition of the first-ever full-scale commercial survey using TopSeis™, its latest offshore broadband seismic acquisition and imaging solution.

The inaugural TopSeis survey was commissioned by Lundin Norway AS over the Loppa High in the Barents Sea and is designed to better image a complex carbonate reservoir located at depths of between 400 to 2000 m below the seabed. Until now, the specific challenges of imaging these targets have been unresolved by conventional broadband methods.

TopSeis uniquely deploys seismic sources directly above the streamers in a “split-spread” acquisition geometry. This provides the valuable zero-offset and near-offset coverage that is missing from conventional 3D towed-streamer seismic and together with CGG’s advanced processing technology results in a step-change in the imaging of shallow-to-intermediate depth targets.

During the TopSeis survey in the Barents Sea the CGG Geo Caspian (seen in the foreground) positions the seismic sources directly over the streamer spread towed by the CGG Geo Coral (background) (image courtesy of CGG).

Halvor Jahre, Exploration Manager, Lundin Norway AS, said: “Developing TopSeis has been a win-win for Lundin and CGG. It has resulted in an imaging solution for Lundin that addresses the specific challenges on the Loppa High, and has also resulted in a new promising technology for the industry. One unexpected benefit we have already seen is that the TopSeis water bottom resolution is unprecedented for seismic acquisition and is comparable with existing multibeam sonar data.”

Jean-Georges Malcor, CEO, CGG, said: “TopSeis is the result of several years of close collaboration with Lundin Norway to develop, test and industrialize this revolutionary new concept. We look forward to the results of this first full-scale survey to solve the imaging challenges and deliver new insights into the reservoirs of the Loppa High.”

CGG

CGG Completes Perdido Subsalt Survey for Pemex and Delivers Fast-Track Imaging

Paris, France – September 26, 2017

CGG has completed ahead of schedule an 11,500 sq km wide-azimuth (WAZ) survey on behalf of Pemex in the deepwater Perdido area. This new survey has been acquired perpendicularly to existing WAZ data and the combined Imaging of this first large-scale orthogonal WAZ data set is expected to provide significantly enhanced subsalt imaging results.

A fast-track TTI RTM image for the first block of approximately 5,200 sq. km was delivered earlier than planned, helping to guide the client’s drilling operations.

This landmark survey also saw the first deployment of Sercel’s QuietSea™ next-generation Passive Acoustic Monitoring (PAM) system in the Mexican Gulf of Mexico after receiving accreditation from ASEA, Mexico’s oil and gas environmental authority. The system was seamlessly integrated into the five-vessel WAZ fleet and demonstrated its reliability and ease-of-use for providing clear and accurate mammal localization information during seismic operations.

Jean-Georges Malcor, CEO, CGG, said: “Our delivery of Mexico’s first orthogonal WAZ data set ahead of schedule marks another outstanding operational performance by CGG. We also demonstrated our technology edge and environmental responsibility by successfully deploying the QuietSea system on this complex multi-vessel operation.”

CGG

CGG Starts New CWAz Survey in Gulf of Mexico

Paris, France – September 25, 2017

CGG announces the start of acquisition of its first Complementary Wide-Azimuth (CWAz) survey, known as AC CWAz, a BroadSeis™ 3D multi-client program in southern Alaminos Canyon, Gulf of Mexico.

Extending over 130 OCS Blocks and covering Great White and the recent Whale discovery, AC CWAz is supported by industry funding and complements CGG’s existing surveys in the area by adding azimuth and offset coverage to the historic wide-azimuth data. All the data will be combined and reprocessed using the latest 3D deghosting, Full-Waveform Inversion (FWI), especially Reflection-based FWI (RFWI), and Tilted Transverse Isotropy (TTI) imaging technology. Fast-Trax PSDM products will be available shortly after the completion of acquisition.

Map showing location of CGG’s AC CWAz survey in southern Alaminos Canyon, Gulf of Mexico.

Jean-Georges Malcor, CEO, CGG, said: “Our AC CWAz multi-client survey builds on the success of the Encontrado survey by extending our high-quality images across the US portion of the Perdido Fold belt. This new program will provide the best images available of the complex geology and reservoirs of this highly prospective area. It also reflects CGG’s commitment to innovate and invest in solutions that enable our clients to optimize their development plans and evaluate the exploration potential in this proven region.”

CGG

CGG signs agreement with Mozambique Ministry for vast offshore multi-client program

Paris, France – August 31, 2017

CGG announces that it has signed a multi-client data agreement with Mozambique’s Instituto Nacional de Petroleo (INP) following a competitive tender process held by INP in 2016. As a result of this agreement, CGG will shortly commence acquisition of a new multi-client survey of up to 40,000 km² of 3D data over the Beira High in the Zambezi Delta, covering blocks Z5-C and Z5-D and surrounding open acreage.

Deliverables will include fast-track PreSTM, Final PreSTM and PreSDM. The seismic data will be imaged with the latest 3D broadband deghosting and advanced demultiple, velocity modeling and imaging techniques, including Full-Waveform Inversion.

This survey will form part of a comprehensive, fully integrated JumpStart™ geoscience program that will deliver a better overall understanding of the prospectivity of the region. Marine gravity and magnetic data will be acquired simultaneously with the seismic to accelerate regional interpretation.

Jean-Georges Malcor, CEO, CGG, said: “This agreement marks the beginning of a fruitful partnership with the INP to promote the potential of the Zambezi basin and other regions of Mozambique. Our advanced 3D seismic and integrated geoscience program will enable oil companies to confidently de-risk this exciting new exploration area and accelerate development of the country’s resources.”

CGG

CGG Starts Espirito Santo IV survey offshore Brazil

Paris, France – August 29, 2017

CGG announces the start of work on Espirito Santo IV, a large BroadSeis™ 3D multi-client survey in the deep and ultra-deep waters of the Espirito Santo Basin offshore Brazil.

The Oceanic Champion is acquiring the survey which is expected to take seven months. This industry-supported survey will cover 10,300 sq km and be processed at CGG’s Rio de Janeiro Subsurface Imaging center. The high-end broadband sequence will include the latest 3D deghosting, Full-Waveform Inversion (FWI) velocity modeling and Tilted Transverse Isotropy (TTI) imaging. Fast-Track PSDM products will be delivered six months after completion of the acquisition.

Jean-Georges Malcor, CEO, CGG, said: “This new survey will expand our high-quality coverage across the Espirito Santo Basin, enhancing industry understanding of exploration potential in this promising region with an upcoming lease round. It reflects CGG’s commitment to invest in the innovative products required to support the successful development of Brazil’s oil and gas resources.”

Map showing location of CGG’s Espirito Santo IV multi-client survey offshore Brazil.

CGG

CGG announces the approval of the draft safeguard plan by creditors’ committees in France

Paris, France – July 28, 2017

CGG and SELARL FHB, represented by Me Hélène BOURBOULOUX, in her capacity as judicial administrator appointed as such by a ruling of the commercial court of Paris dated 14 June 2017, herein announce that in the framework of the meetings held on 28 July 2017 and convened by the latter, the lenders’ committee unanimously approved the draft safeguard plan, and the bondholder general meeting at a majority of 93.5% of the creditors who cast a vote.

CGG

CGG Extends Santos VII Multi-Client Survey to Optimize Saturno Field Imaging

Paris, France – 26 July 2017

CGG announced today the completion of an extension of its Santos VII broadband 3D multiclient survey offshore Brazil. The 1,867 sq km extension to the original footprint gives CGG a total of almost 16,000 sq km of newly acquired and imaged pre-salt coverage.

The extension was made to fully image this highly prospective area after images recently delivered from the Fast-Track PSDM over a priority area of the Saturno field clearly indicated further structure to the east. This addition will aid in the interpretation and understanding of the Saturno field well in advance of the May 2018 lease round.

Jean-Georges Malcor, CEO, CGG, said: “Having the fast-track data available so soon after acquisition and working in close client consultation increased our confidence to extend our Santos VII survey. This addition to our already very large 3D multi-client library in the Santos Basin underlines our commitment to offering the industry ultramodern exploration data sets to support the next pre-salt licensing round.”

Location map of the different CGG multi-client survey products available in the Santos Basin, including the Santos VII extension.

CGG

CGG Wins Brazil Data Processing Contract for World’s Largest Seabed Seismic Survey

Paris, France – 19 July 2017

CGG announced today the award by Petrobras of a contract to process the seismic data from a 3D Ocean Bottom Node (OBN) survey covering a full-fold area of 2180 km² in Brazil’s deepwater Santos Basin. This will be the largest node survey ever acquired and processed in the industry. The survey will be acquired by Seabed Geosolutions, CGG’s joint venture with Fugro.

The resulting OBN data set will be processed in CGG’s long-established Rio de Janeiro Subsurface Imaging Center, which has the largest computer capacity and greatest expertise in the region.

Jean-Georges Malcor, CEO, CGG, said: “CGG is a natural choice for this high-profile OBN processing contract given our in-depth geological knowledge of the Santos Basin and our recognized track record and proven advanced technologies for OBN processing. OBN surveys are one option at present for acquiring full-azimuth data offshore Brazil and we will work closely with Seabed Geosolutions to deliver the best images of the subsurface in the highly prospective Santos Basin.”

CGG

Opening of Placement Period for subscription commitments in respect of a proposed issuance of $375 million of new six-year floating rate / 8.5% PIK second lien senior notes with warrants to Eligible Holders of existing Senior Notes

Paris, France – 27 June 2017

On June 14, 2017, CGG SA (“CGG” or the “Company”) announced that, following the execution of a lock-up agreement (the “LUA”) with certain of its financial creditors and a restructuring support agreement with one of its significant shareholders, both in support of a comprehensive financial restructuring plan (the “Financial Restructuring”), it and certain of its subsidiaries had commenced certain legal proceedings to implement the Financial Restructuring, including the opening of a safeguard proceeding in France, a Chapter 15 filing in the U.S. and the commencement by certain of its subsidiaries of Chapter 11 cases in the U.S.

The Financial Restructuring includes the Company’s plan to raise up to $500 million of new money investments, including a $375 million issue of new second lien senior notes (inclusive of a euro tranche of up to $100 million equivalent) with (i) a cash interest at a rate of LIBOR for the dollar tranche and EURIBOR for the euro tranche (subject to a floor of 1%) + 4% per annum and a payment-in-kind (“PIK”) interest at a rate of 8.5% per annum, (ii) a six-year tenor (the “New Money Second Lien Notes”) and (iii) penny warrants giving the possibility to subscribe for new shares representing 16% of the share capital of the Company1, at a price of €0.01 per new share2 (the “Warrants” and, together with the New Money Second Lien Notes, the “Securities”), to be subscribed by Eligible Holders of Senior Notes (each as defined below) under the terms of a private placement agreement dated June 26, 2017 (the “PPA”).

CGG, certain of its subsidiaries, and the members of the ad hoc committee of the holders of the Senior Notes (the “Committee”) entered into the PPA on June 26, 2017, following authorization by the judge overseeing the safeguard proceeding on June 23 of CGG’s execution of the PPA. In the PPA, the members of the Committee committed (i) to subscribe for their Pro Rata Portion and (ii) to backstop any of the Securities whose subscription is not committed during the Placement Period, as defined and described below3.

CGG announces the opening on Tuesday, June 27, 2017 of the Placement Period (as defined below) for the Subscription Commitment (as defined below) in respect of the Securities. Eligible Holders of Senior Notes may commit to subscribe (the “Subscription Commitment”) for their pro rata portion of the Securities, calculated based on the lower of (i) the aggregate principal amount of Senior Notes held by such holder as of 5 p.m. New York City time on June 1, 2017 (the “Record Date”) and (ii) the aggregate principal amount of Senior Notes held by such holder when it commits to subscribe, in each case, compared to the total principal amount of the Senior Notes outstanding as of the Record Date (the “Pro Rata Portion”). Solely for purposes of calculating holdings as of the Record Date, the net positive position of Senior Notes that are subject to binding trades that have not yet been settled on such date may be deemed held on the Record Date (upon provision of evidence of such net positive position to the satisfaction of Lucid Issuer Services Limited (the “Private Placement Agent”) and the Company).

Allocation of Securities to Eligible Holders of Senior Notes

Each Eligible Holder of Senior Notes has the right to commit to subscribe for its Pro Rata Portion (neither more nor less) during the Placement Period.The Placement Period will be open from June 27, 2017 until 5 p.m. in New York City on July 7, 2017 (the “Placement Period”). Eligible Holders of Senior Notes who do not commit to subscribe during the Placement Period may not receive a further opportunity to subscribe for the Securities.

In order to commit to subscribe for Securities, each Eligible Holder of Senior Notes must make the representations and warranties in Schedule 4 of the PPA, which are reproduced in Appendix 1 to this communication for convenience. These include representations and warranties with respect to an investor’s status as a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act of 1933 and a “qualified investor” as defined in Article 2(1)(e) of the Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the European Economic Area. The applicable definitions are reproduced in Appendix 2 to this communication for convenience.

Subject to the terms and conditions set out in the PPA, an Eligible Holder committing to subscribe for the Securities will have the option to elect to receive at the issuance all or part of its New Money Second Lien Notes in a separate tranche denominated in euros.

For additional information on the Securities and the proposed private placement, Eligible Holders should refer to the information statement dated June 26, 2017 (the “Information Statement”).

Settlement and delivery

The issuance of the Securities is subject to various conditions precedent, including the approval of the restructuring plan by the competent courts both in the U.S. and in France, the plan becoming effective in both jurisdictions, and the implementation of the other aspects of the Financial Restructuring. That implementation requires, among other things, approval of the relevant resolutions by the CGG shareholders’ meeting and obtaining the required level of support from creditors in the proceedings launched in France and the U.S. If the applicable conditions precedent are satisfied or waived (where possible), the subscription, payment and delivery of the Securities is expected to occur no later than February 28, 2018.

As a prerequisite to receiving (but not committing to subscribe for) the Securities, each Eligible Holder of Senior Notes holding positions through DTC must first transfer its positions held in DTC into an existing Euroclear/Clearstream securities account prior to the Reference Date (as defined below), thereby permitting it to receive the Securities. Eligible Holders of DTC Senior Notes will receive information in connection with this process through an announcement delivered through DTC in advance of the settlement and delivery of the Securities.

[1]	After restructuring steps but before exercise of Warrants #1 and Warrants #2.
[2]	This requires the prior reduction of the nominal value of CGG shares from €0.80 to €0.01 (by way of a reduction in the share capital), the difference being booked as unavailable reserves.
[3]

The members of the Committee will receive, on closing and subject to closing, in consideration for their backstop services (i) a 3% cash fee and (ii) penny warrants giving the possibility to subscribe for new shares representing 1.5% of the share capital of the Company (after restructuring steps but before exercise Warrant #1 and Warrants #2).

CGG

The New Money Second Lien Notes will only be eligible in Euroclear/Clearstream with XS ISIN codes and the Warrants will be eligible in Euroclear/Clearstream with FR ISIN codes.

Consideration to each Eligible Holder of Senior Notes committing to subscribe for the Securities

Subject to payment, issuance and delivery of the Securities (expected to occur no later than February 28, 2018 subject to completion of conditions precedent), each Eligible Holder of Senior Notes committing to subscribe for the Securities and actually subscribing for such Securities will receive a commitment fee of an amount equal to 7.0% of its commitment. The commitment fee will, at the Company’s election, be paid on the date the Securities are issued or set off from the amount to be paid to subscribe for the Securities.

Subscription Commitments

Copies of the Information Statement that includes the LUA and the PPA are available to Eligible Holders of Senior Notes via www.lucid-is.com/cgg.

Any beneficial holder of Senior Notes who wishes to commit to subscribe for the Securities must complete all of the following actions before the end of the Placement Period:

•	Duly execute and return to the Private Placement Agent the Joinder Agreement to the PPA;

•	Duly execute and return to the Private Placement Agent the Accession Letter to the LUA;

•

Instruct its custodian to provide evidence to the Private Placement Agent of such holder’s holding of Senior Notes as of the Record Date by submitting an electronic instruction through either Euroclear or Clearstream, or by directing its DTC Participant to complete a Confirmation Form and return it to the Private Placement Agent;

•

Provide evidence satisfactory to the Private Placement Agent and the Company of the net positive position of Senior Notes that are subject to binding trades and that have not yet been settled as of the Record Date (if any); and

•	Provide evidence satisfactory to the Private Placement Agent and the Company of its holding of Senior Notes on the date it joins the PPA and accedes to the LUA.

Eligible Holders should review the procedures set forth in the Information Statement, together with Section 2.3 of the PPA, before submitting their commitments.

For any questions in relation to the procedures set out above and all relevant documentation to be provided, Eligible Holders of Senior Notes are encouraged to contact:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London, WC1H 8HA

Website: www.lucid-is.com/cgg

Email: cgg@lucid-is.com

Telephone: +44 (0) 20 7704 0880

Attention: Sunjeeve Patel / Victor Parzyjagla

“Eligible Holder” means a holder of Senior Notes that meets all of the criteria set forth in Appendix 1 on (i) the date on which such holder becomes a party to the PPA and the LUA, including by executing the Joinder Agreement and the Accession Letter, respectively, and (ii) the date of the issuance of the Securities.

“held” means, with respect to a party committing to subscribe for the Securities, beneficially owned by such party or funds, entities or accounts that are managed, advised or sub-advised by such party or its affiliates, and “holding,” “hold,” “holdings” and similar terms shall have corresponding meanings.

“Reference Date” means the last day of the subscription period of the rights issue contemplated as part of the Financial Restructuring, as described in Step 3 of Part B of the term sheet attached to the LUA as Schedule 6.

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66) (the “2021 Notes”), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) (the “2020 Notes”) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52) (the “2022 Notes”).

The attention of the Eligible Holders of Senior Notes is drawn to the fact that documents relating to the private placement of the Securities are being made available to them and that such documents should be read carefully prior to making any decision as to whether to commit to subscribe for the Securities.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of the securities in the United States in connection with this transaction.

With respect to the member states of the European Economic Area (the “EEA”) which have implemented the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive”)), no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to in this announcement requiring a publication of a prospectus in any relevant member State. As a result, the securities referred to in this announcement may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

CGG

Appendix 1

The representations and warranties appearing below have been extracted and reproduced from Schedule 4 of the Private Placement Agreement. Capitalized terms used but not defined in this Appendix 1 have the meanings ascribed to them in the Private Placement Agreement.

*    *    *

For each Commitment Party, the term “Private Placement Instruments” as used in this Schedule 4 shall refer to the Private Placement Instruments and be deemed to include the Backstop Fee Instruments whenever the context so requires.

In consideration of being offered Private Placement Instruments in the proposed Private Placement, each Commitment Party hereby acknowledges, undertakes, represents, warrants, confirms and agrees (as the case may be), severally and not jointly, as to itself and not any other Commitment Party, to the Company as follows:

1.

In making any decision to subscribe for or purchase the Private Placement Instruments, we confirm that we have such knowledge and experience in financial, business and international investment matters as is sufficient for us to evaluate the merits and risks of subscribing for or purchasing the Private Placement Instruments. We are experienced in investing in securities of this nature and are aware that we may be required to bear, and are able to bear, the economic risk of, have adequate means of providing for our current and contingent needs, have no need for liquidity and are able to sustain a complete loss in connection with, the Private Placement. We are aware and understand that an investment in the Private Placement Instruments involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment.

2.

We understand that there may be certain consequences under United States and other tax laws resulting from an investment in the Private Placement Instruments and have made such investigation and have consulted our own independent advisors or otherwise have satisfied ourselves concerning, without limitation, the effects of the United States federal, state and local income tax laws and foreign tax laws generally and ERISA, the Investment Company Act and the Securities Act.

3.

We are aware that the Company is an SEC registrant and that its reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) are publicly available at http://www.sec.gov. We understand that an information statement, dated June 26, 2017 (as amended, supplemented or otherwise modified from time to time, the “Information Statement”), has been prepared in connection with the offering of the Placement Instruments and made available to Eligible Holders from the Private Placement Agent, and we have reviewed such Information Statement in connection with making our investment decision. We have read such information as we have deemed necessary, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which the Company filed with the SEC on May 1, 2017, and the other items identified in the Information Statement. We have: (a) made our own assessment and satisfied ourselves concerning legal, regulatory, tax, business, currency, economic and financial considerations in connection herewith to the extent we deem necessary; (b) had access to review publicly available information concerning the Group that we consider necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as we believe is necessary or appropriate in connection with our subscription or purchase of the Private Placement Instruments; (d) had the opportunity to ask and have asked any queries regarding (i) the Financial Restructuring and the related Lock-Up Agreement, (ii) the Obligors and their affairs and (iii) the terms of the Private Placement Instruments and have received satisfactory answers from representatives of the Company thereto; and (e) made our investment decision based solely upon our own judgment, due diligence and analysis of the foregoing materials (and not upon any view expressed or information provided by or on behalf of the Group or any of its Affiliates or any person acting on its behalf).

4.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United States or for and on behalf of persons in the United States, we understand and agree: (1) that we are a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act (“QIB”); (2) that the Private Placement Instruments are being offered and sold to us in accordance with the exemption from registration under the Securities Act for transactions by an issuer not involving a public offering of securities in the United States and that the Private Placement Instruments and the New Common Stock have not been, and will not be, registered under the Securities Act or with any State (as defined in the Securities Act) or other jurisdiction of the United States; (3) that the Private Placement Instruments and the New Common Stock may not be reoffered, resold, pledged or otherwise transferred by us except (a) outside the United States in an offshore transaction pursuant to Rule 903 or Rule 904 of Regulation S, (b) solely with respect to the Private Placement Notes, in the United States to a person whom the seller reasonably believes is a QIB to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, pursuant to Rule 144A under the Securities Act, (c) pursuant to Rule 144 under the Securities Act (if available), (d) to the Company, (e) pursuant to an effective registration statement under the Securities Act, or (f) pursuant to another available exemption, if any, from registration under the Securities Act, in each case in compliance with all applicable laws; (4) that the Private Placement Instruments are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act; (5) to notify any transferee to whom we subsequently reoffer, resell, pledge or otherwise transfer the Private Placement Instruments of the foregoing restrictions on transfer; (6) that, for so long as the Private Placement Instruments or the New Common Stock are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), we will take commercially reasonable steps to segregate such Private Placement Instruments from any other securities that we hold that are not restricted securities, shall not deposit the New Common Stock in any depositary facility established or maintained by a depositary bank, and will only transfer such Private Placement Instruments in accordance with this paragraph; (7) that if we are acquiring the Private Placement Instruments as a fiduciary or agent for one or more investor accounts, each such account is a QIB, we have sole investment discretion with respect to each such account and we have full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each such account; (8) that we are acquiring such Private Placement Instruments for our own account (or the account of a QIB as to which we have sole investment discretion) for investment purposes and (subject to the disposition of our property being at all times within our control) not with a view to any distribution or resale of the Private Placement Instruments, directly or indirectly, in the United States or otherwise in violation of the United States securities laws; and (9) that no representation has been made as to the availability of the exemption provided by Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Private Placement Instruments. We acknowledge and agree, to the extent the Private Placement Instruments are delivered in certificated form, such certificate will bear a legend substantially to the effect as set out in this paragraph, unless agreed otherwise with the Company.

CGG

5.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us outside the United States, we understand and agree that we are located outside the United States and are participating in the Private Placement from outside the United States and we are neither a U.S. person nor acting for the account or benefit of any U.S. persons.

6.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the European Economic Area (“EEA”), we acknowledge that we are persons in member states of the EEA who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive”)) and any implementing measure in each relevant member state of the EEA (“Qualified Investors”). In addition, with respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United Kingdom, we are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO.

7.

We acknowledge that, in accordance with article 211-3 of the AMF General Regulations, the Company has informed us that (a) the Private Placement does not entail the filing by the Company of a prospectus (as this term is referred to, in particular, in Article 1 of EC Regulation N°809/2004 of 29 April 2004) subject to the visa of the AMF; (b) the Commitment Parties that qualify as qualified investors (investisseurs qualifiés), or if the Private Placement is only open to a limited circle of investors (cercle restreint d’investisseurs), such investors, in accordance with Article L.411-2, II, 2° of the French monetary and financial code, can participate in the Private Placement for their own account only and in the conditions set forth in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 et D. 764-1 of the French monetary and financial code; and (c) the direct or indirect dissemination to the public of the acquired Private Placement Instruments can only be made in the conditions of Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 à L. 621-8-3 of the French monetary and financial code.

8.

We, and any account for which we are acting, became aware of the Private Placement Instruments, and such were offered to us and each account for which we are acting (if any), solely by means of direct contact between us and the Company, and not by any other means. We and any fund, entity or account for which we are acting or advising or sub-advising did not become aware of the Private Placement Securities, and such were not offered to us or any account for which we are acting, by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or through any directed selling efforts within the meaning of Regulation S.

9.

We understand that no action has been or will be taken by the Company or any person acting on behalf of the Company that would, or is intended to, permit a public offer of the Private Placement Instruments in any country or jurisdiction where any such action for that purpose is required.

10.

We are not aware of any facts that would cause our subscription or purchase of the Private Placement Instruments to violate applicable laws and regulations in France or the jurisdiction of our residence.

11.

We will subscribe for or acquire any Private Placement Instruments subscribed for or purchased by us for our account or for one or more accounts as to each of which we exercise sole investment discretion and we have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

12.

We understand that the foregoing representations, warranties, agreements and acknowledgements are intended to ensure compliance with applicable United States and other securities laws and acknowledge that the Company will rely upon the truth and accuracy of the representations, warranties and acknowledgements set forth herein. We will notify the Company promptly and in writing if any of the acknowledgements, representations, warranties and agreements made herein and in connection with acquiring the Private Placement Instruments is no longer accurate.

CGG

Appendix 2

A “qualified institutional buyer” means:

(i)

Any of the following entities, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(A)	Any insurance company as defined in section 2(a)(13) of the Securities Act of 1933 (the “Act”);

(B)	Any investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or any business development company as defined in section 2(a)(48) of that Act;

(C)	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

(D)	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

(E)	Any employee benefit plan within the meaning of title I of the Employee Retirement Income Security Act of 1974;

(F)

Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in paragraph (a)(1)(i) (D) or (E) of this section, except trust funds that include as participants individual retirement accounts or H.R. 10 plans.

(G)	Any business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”);

(H)

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in section 3(a)(2) of the Act or a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; and

(I)	Any investment adviser registered under the Investment Advisers Act.

(ii)

Any dealer registered pursuant to section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer, Provided, That securities constituting the whole or a part of an unsold allotment to or subscription by a dealer as a participant in a public offering shall not be deemed to be owned by such dealer;

(iii)	Any dealer registered pursuant to section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

(iv)

Any investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the investment company or are part of such family of investment companies. “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor), provided that, for purposes of this section:

(A)	Each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company; and

(B)

Investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor);

(v)	Any entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; and

(vi)

Any bank as defined in section 3(a)(2) of the Act, any savings and loan association or other institution as referenced in section 3(a)(5)(A) of the Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under Rule 144A under the Act in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding such date of sale for a foreign bank or savings and loan association or equivalent institution.

A “qualified investor” means persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the European Economic Area) and any implementing measure in each relevant member state of the European Economic Area, which more precisely refer to persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments (the “MiFiD Directive”), and persons or entities who are, on request, treated as professional clients in accordance with Annex II to the MiFiD Directive, or recognized as eligible counterparties in accordance with Article 24 of the MiFiD Directive unless they have requested that they be treated as non-professional clients.

Section I of Annex II to the MiFiD Directive provides that:

“Professional client is a client who possesses the experience, knowledge and expertise to make its own investment decisions and properly assess the risks that it incurs. In order to be considered a professional client, the client must comply with the following criteria:

The following should all be regarded as professionals in all investment services and activities and financial instruments for the purposes of the MiFiD Directive.

1.

Entities which are required to be authorized or regulated to operate in the financial markets. The list below should be understood as including all authorized entities carrying out the characteristic activities of the entities mentioned: entities authorized by a Member State under a Directive, entities authorized or regulated by a Member State without reference to a Directive, and entities authorized or regulated by a non-Member State:

CGG

(a)	Credit institutions

(b)	Investment firms

(c)	Other authorized or regulated financial institutions

(d)	Insurance companies

(e)	Collective investment schemes and management companies of such schemes

(f)	Pension funds and management companies of such funds

(g)	Commodity and commodity derivatives dealers

(h)	Locals

(i)	Other institutional investors

2.	Large undertakings meeting two of the following size requirements on a company basis:

• balance sheet total:	EUR 20,000,000

• net turnover:	EUR 40,000,000

• own funds:	EUR 2,000,000.

3.

National and regional governments, public bodies that manage public debt, Central Banks, international and supranational institutions such as the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and other similar international organizations.

4.	Other institutional investors whose main activity is to invest in financial instruments, including entities dedicated to the securitization of assets or other financing transactions.”

CGG

CGG Wins Renewal of Dedicated Center Contract for PTT Exploration & Production Public Company Limited (PTTEP) in Thailand

Paris, France – 20 June 2017

CGG announced today that PTT Exploration & Production Public Company Limited (PTTEP) has renewed its contract for the dedicated processing center (DPC) CGG has been operating in Bangkok on its behalf since November 2013. The new contract will run for a further three years, from 1 March 2017 to 28 February 2020.

The DPC is a key component in PTTEP’s strategy to invest in new technology to be more precise in petroleum exploration and more efficient in production. CGG will continue to support PTTEP by delivering high-quality processing services, including advanced time and depth imaging, for 2D and 3D onshore and offshore seismic data acquired in PTTEP’s operating areas worldwide. As part of its longstanding commitment to Thailand’s E&P industry, CGG will also provide in-house processing training, technology updates and mentoring support to develop PTTEP’s seismic processing experts required for PTTEP’s growing business in Thailand and overseas.

Jean-Georges Malcor, CEO, CGG, said: “CGG has been involved in most of the discoveries made in Thailand over the last 50 years. During that time, we have gained very deep in-country operational experience and developed a strong long-term business relationship with PTTEP. We are delighted that they wish to continue benefitting from our advanced subsurface imaging technology, expertise and service excellence in house to help them explore for new discoveries and increase recovery from their petroleum reservoir assets to secure domestic supply and support country growth.”

CGG

CGG Launches JumpStart Regional Geoscience Programs to Support Prospectivity Evaluation

Paris, France – 14 June 2017

CGG announced today at the 2017 EAGE Conference & Exhibition the launch of JumpStart™ multi-client geoscience programs designed to accelerate industry understanding of petroleum systems and support exploration efforts. CGG currently has seven JumpStart programs that include offshore areas of Mexico, Gabon, Australia, Norway, Indonesia & Timor Leste, and two areas offshore Brazil, with more programs in the pipeline.

Stratal-Slice from within the Upper Wilcox Formation from the Encontrado project. High-sinuosity deepwater turbidite channels can be clearly identified (image courtesy of CGG Multi-Client & New Ventures).

JumpStart programs integrate all available data in a specific geographical area and frame it within a geological context. This enables clients to directly access, in one place, the reviewed, validated, calibrated and interpreted data set, in a consistent, accessible and ready-to-use format.

JumpStart builds on CGG’s advanced multi-client seismic data and incorporates key wells, through a consistent interpretation. Where appropriate, wells are enhanced by new core and cuttings information. The seismic and well data are then integrated with all other available information, including CGG’s portfolio of geological studies, potential fields data, satellite seeps and geochemical data, to deliver a coherent and comprehensive geoscience package.

JumpStart programs focus on the main petroleum geology components such as the source rock, the reservoir, the charge, the trap and the migration pathways to provide holistic data sets that build a framework to accelerate understanding of the basin’s petroleum system(s) and assess its prospectivity.

Jean-Georges Malcor, CEO, CGG, said: “Our JumpStart programs complement our comprehensive portfolio of multi-disciplinary multi-client products. They enhance the value of our seismic and provide a new level of regional context to give better insight into an area’s prospectivity. Representing the breadth of CGG’s geoscience capabilities, they bring together our Subsurface Imaging excellence with our GeoConsulting geological and reservoir expertise to deliver in a single, ready-to-use package all the information required to help explorers save valuable time and assess new opportunities more quickly.”

CGG

Following Agreement with Key Financial Creditors, CGG Begins Legal Process to Implement Balance Sheet Restructuring and Create Sustainable Capital Structure

Commences Sauvegarde proceeding for parent company in France and pre-arranged Chapter 11 for certain material subsidiaries in the U.S.

Operations continue as usual with sufficient liquidity, high levels of service for customers

Restructuring transactions will result in a group with pro-forma leverage below 2x, no debt maturing before 2022 and $1 billion liquidity improvement4

Paris, France – 14 June 2017

CGG today announced that following execution of legally binding agreements in support of the terms of the agreement-in-principle with key financial creditors announced on June 2, 2017, it has begun legal processes to implement a comprehensive pre-arranged restructuring, with the opening of a Sauvegarde proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.

CGG will now seek an agreement with the required majorities of creditors. Subject to their support and the plan’s approval by the shareholders’ general meeting, this agreement will become binding on all creditors following court approval.

Jean-Georges Malcor, CEO of CGG said:

“CGG has accomplished a major step today for its comprehensive financial restructuring plan. The June 2, 2017 agreement-in-principle with our main creditors and DNCA has been signed and the restructuring plan meets our objectives of substantially reducing the debt on our balance sheet while preserving the integrity of the CGG Group.

CGG will continue normal business operations during this process, and the restructuring transactions will not affect relationships with our clients, business partners, vendors or employees. We will maintain our commitment to operational excellence and our customers can be confident that they will continue to receive the best-in-class service and support and innovative solutions they are accustomed to without interruption.

We expect that our financial restructuring can move forward quickly to strengthen our balance sheet and to position the company well for the future.”

The Transaction

In conjunction with the legal proceedings in the U.S. and France, CGG and certain of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to support and to take all steps and actions reasonably necessary to implement and consummate the restructuring plan.

The terms of the lock-up agreement are relatively customary and include a requirement for creditors to vote in favor of the Sauvegarde and Chapter 11 plans (subject to receiving appropriate disclosure materials), to provide various waivers, to enter into the required transferee enters into the lock-up agreement or is already a signatory (and is therefore bound by such terms).

The lock-up agreement has been signed by (i) an ad hoc committee of secured lenders, who hold collectively approximately 53.8% of the aggregate principal amount of the group’s secured debt, (ii) an ad hoc committee of senior noteholders, who collectively hold approximately 52.4% of the aggregate principal amount of the Company’s senior notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s senior notes and approximately 20.7% of the aggregate principal amount of its convertible bonds. In addition, CGG S.A. entered into a restructuring support agreement with DNCA (in its capacity as shareholder) in connection with its holding of 7.9% of the Company’s share capital, pursuant to which DNCA commits to take all steps and actions reasonably necessary as a shareholder to implement the restructuring, including voting in favor of the relevant shareholder resolutions and not selling its shares in CGG during the reorganization process.

Under the terms of the proposed restructuring agreements, upon emergence, approximately $1.95 billion in debt will be eliminated from CGG’s balance sheet through full equitization of the principal amount of unsecured debt and the maturity of $0.8 billion of existing secured debt will be extended.

Significantly, as announced on June 2, 2017, the restructuring plan calls for up to $500 million of new money to be raised, split between (i) a $125 million right issue with warrants to be opened to existing shareholders (backstopped by DNCA in cash for $80 million, and potentially other significant shareholders in cash or senior noteholders by way of set-off) and (ii) a $375 million issue of new second lien senior notes with penny warrants to be provided by eligible unsecured senior noteholders under the terms of a Private Placement Agreement (PPA). The PPA provides that the second lien bond offering will be fully backstopped by the ad hoc committee of senior noteholders. Together, these significant transactions will enable CGG to implement the final phase of management’s strategic business transformation plan.

The key terms of the restructuring plan are in line with those announced on June 2, 2017 with the following changes or precisions (other than minor or technical issues):

•	the $125 million right issue with warrants will be backstopped by DNCA up to USD 80 million (instead of $70 million under the 2 June agreement in principle);

•	the $375 million issue of new second lien senior notes with penny warrants will comprise a Euro tranche of up to USD 100 million;

•	the penny warrants (as further detailed in the Appendix) will allow to subscribe new shares at a price of €0.01 per new share[5];

•

the penny warrants granted to the ad hoc committee of senior noteholders as global coordination fee will allow to subscribe for a maximum of 1% of the share capital (instead of a fixed 1% of the share capital under the 2 June agreement in principle);

[4]	Over 2017-2019 and including the Nordic restructuring
[5]	This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0.01€ (by way of a reduction in the share capital) the difference being booked as unavailable reserves.

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•

governance: the structure and composition of the Company’s board after completion of the financial restructuring shall (i) be determined in consultation with DNCA and the members of the ad hoc committee of senior note holders who will have become and remain shareholders of the Company and (ii) comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than three months after completion of the restructuring;

•	with respect to the bonds allocated to the secured lenders, any prepayment premium due following an acceleration will be capped at 10%.

•

the exchange rate used for the equitization of the convertible bonds and the high yield bonds as well as for the rights issue and the warrants 1 allocation is the Reuters/USD exchange rate applicable as at midday (CET) on June 14 (1 EUR = 1.1206 USD).

The implementation of the restructuring plan is subject to various customary conditions including obtaining the required level of support from creditors in the French Sauvegarde, as well as in the U.S. Chapter 11 cases and the approval of the necessary resolutions by the shareholders’ meeting of the Company. The two shareholders holding more than 5% of the Company’s share capital other than DNCA, namely Bpifrance Participations and AMS Energie did not participate in the most recent restructuring plan negotiations.

Further details about the agreement signed with the parties are included in the Appendix.

CGG Commences Sauvegarde Proceedings (procédure de sauvegarde) in France

On June 14, 2017, the Paris Commercial Court (Tribunal de commerce de Paris) issued a judgment opening safeguard proceedings (procédure de sauvegarde) in respect of CGG SA, the group parent company.

As part of this process, the Court appointed SELARL FHB, in the name of Helene Bourbouloux, former mandataire ad hoc, as judicial administrator of CGG SA, as well as SELAFA MJA, in the name of Lucile Jouve, as creditors’ representative.

CGG S.A also filed a petition under chapter 15 of the U.S. Bankruptcy Code with the Bankruptcy Court of the Southern District of New York, seeking recognition in the U.S. of the Sauvegarde as a foreign main proceeding.

In accordance with the AMF General Regulation, the Company’s board of directors appointed Ledouble SAS as an independent expert to issue a report on the financial restructuring.

Fourteen CGG subsidiaries file voluntary petitions for reorganization under Chapter 11 in the U.S.

Because (i) the US RCF and the Term Loan B (together, $0.5bn) were borrowed by a U.S. subsidiary of the Group and (ii) certain material US and non-U.S. subsidiaries are obligors and guarantors under the US RCF, the French RCF, the Term Loan B and the circa $1.5bn in aggregate principal amount of senior notes issued by CGG SA., Chapter 11 cases are required to implement the pre-arranged restructuring.

On June 14, 2017, fourteen direct and indirect subsidiaries (U.S. and non-U.S.), filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court of the Southern District of New York. These entities, which are borrowers or guarantors of group debt:

•	accounted for c.$528 million of the group’s revenue for the year 2016, before group eliminations (on the basis of preparation used in note 32 to CGG’s 2016 annual report on Form 20-F);

•	contributed 26% (c.$311 million) and 26% (c.$85 million) of the group’s consolidated revenue and EBITDA before Non-Recurring Charges (NRC), respectively for the year 2016; and

•

taking also into account the contribution of their direct and indirect subsidiaries (which are assets embedded in the Chapter 11 scope), contributed 56% (c.$670 million) and 65% (c.$212 million), respectively, of the group’s consolidated revenue and EBITDA before NRC for the year 2016.

Preliminary Timetable

The various agreements signed June 13, 2017 contemplate implementation of the restructuring plan through a series of steps, the targeted implementation dates of which are:

•	Commitment period for the private placement of second lien high yield bond to be initiated in July

•	Creditors committee votes on draft Sauvegarde plan tentatively by end of July

•	Company shareholders’ meeting by end of October

•	U.S. Bankruptcy Court confirmation of the chapter 11 plan and French court sanction of the Sauvegarde plan in November

•	Assuming the applicable conditions are satisfied or waived, restructuring plan is expected to be implemented by the end of February 2018.

Operations continue as usual

CGG fully expects that normal day-to-day operations will continue during the French Sauvegarde and the U.S. chapter 11 and chapter 15 processes. The Company intends to make timely payment to vendors in the normal course for all goods and services provided after June 14. The U.S. debtors will promptly seek court approval to continue all employee compensation, health and welfare benefits and expects that the Court will approve its request to do so.

A “procédure de sauvegarde” is a French judicial procedure to facilitate a company’s restructuring while ensuring the continuation of its operations and the protection of its business, the safeguarding of jobs and the discharge of its liabilities. This process is reserved for companies with financial difficulties that can demonstrate they are cash-flow solvent. It will not affect management’s ability to operate the business in the ordinary course.

The relevant Group entities have filed customary “First Day Motions” with the U.S. Bankruptcy Court, which, if granted, will help ensure a smooth transition to chapter 11 without disruption and will minimize the filing’s impact on employees, customers, vendors, and business partners. The motions are expected to be addressed promptly by the Court.

Advisers and Resources

CGG’s legal advisors are Linklaters LLP and Weil Gotshal & Manges (Paris) LLP for the Sauvegarde and chapter 15 case, and Paul, Weiss, Rifkind, Wharton & Garrison LLP for the chapter 11 cases. The company’s financial advisors are Lazard and Morgan Stanley, and its restructuring advisor is Alix Partners, LLP.

Information about CGG’s restructuring is available at http://restructuration.cgg.com. Court filings and claims information are available at www.cggcaseinfo.com. Information about the restructuring for vendors is also available toll-free at +1-844-721-3891, or +1-347-338-6512 for callers from outside the U.S. and Canada.

Forward-Looking Statements

This release (including its appendix) may contain forward-looking statements, including, without limitation, statements about the Company’s plans, strategies and prospects. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected.

CGG

The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. All forward-looking statements are based upon information available to the Company as of the date of this release. Important factors that could cause actual results to differ materially from management’s expectations include, but are not limited to, the ability to confirm and consummate a plan of reorganization in accordance with the terms of the lock-up agreement and the restructuring support agreement; risks attendant to the bankruptcy process, including the effects thereof on the Company’s business and on the interests of various constituents, the length of time that the Company might be required to operate in bankruptcy and the continued availability of operating capital during the pendency of such proceedings; risks associated with third party motions in any bankruptcy case, which may interfere with the ability to confirm and consummate a plan of reorganization, potential adverse effects on the Company’s liquidity or results of operations; increased costs to execute the reorganization, effects on market price of the Company’s common stock and on the Company’s ability to access the capital markets, and the risks set forth in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.

CGG

Financial Restructuring Agreement with main creditors and DNCA: Key terms

June 14th, 2017

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Disclaimer

- This presentation has been prepared by CGG S.A. ("CGG") in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan. It is not intended for, and may not be used for, any other purposes.
- This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004 .
- A description of the risks to which the CGG group is exposed appears in section 3 "Risk Factors" of the CGG's "Document de référence" and in Item 3 of CGG's annual report on Form 20-F, filed with the French financial markets authority (AMF) and the Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

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Agreement : Equitization of the Unsecured Debt

	SUMMARY OF MAIN ECONOMIC TERMS
Treatment of the Unsecured Debt Coupon	▪ HYB: $86m accrued and unpaid interest to be paid on closing with new HY Bonds ▪ CB: $5m[1] accrued and unpaid interest to be paid on closing in cash
Reserved Capital Increase to HY Bondholders	▪ HYB outstanding amount of c.$1,545m[1] to be exchanged into equity (except for the portion potentially used in the backstop of the Rights Issue) ▪ Exchange at Par for Shares at $3.50
Reserved Capital Increase to Convertible Bondholders	▪ Convertible Bonds amount of c.$404m[2] to be exchanged into equity ▪ Exchange at Par for Shares at $11.50
Issue of Free Warrants in favor of Original Shareholders	▪ Warrants #1 at $3.50 per new share / 4-year maturity ▪ Each "old share" receives 1 Warrant #1. 3 Warrants #1 give right to subscribe to 4 new shares

[1] Converted into euros at the above-mentioned exchange rate.
[2] If the amount of debt taken into account for the purposes of the equitization (principal amount plus accrued and unpaid interest reduced by the amount of the coupon above) was as of October 31, 2017 (illustrative purposes only as the reference date may be later).

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CGG

Agreement : New Money

	SUMMARY OF MAIN ECONOMIC TERMS

$125m Rights Issue with Warrants (ABSA) limited to Existing Shareholders	▪ Issuing New Shares at $1.75 coupled with Warrants #2 with a strike price per new share of $4.5 / 5 year maturity
	  ▪ Each new money share gives access to 1 warrant #2. 3 Warrants # 2 give right to subscribe to 2 new shares
	▪ Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds)
	▪ Backstop (payable on closing):
	  ▪ DNCA has agreed to backstop $80m of the Rights Issue in cash
	  ▪ Until no later than 21 days before the shareholders meeting, the Company, at its election, may propose to, and agree with significant shareholder(s) who would sign a lock up agreement to backstop the amount not taken up by DNCA
	  ▪ Any amount not backstopped in cash will be backstopped by the HY Bondholders by way of set off of their claims under the HY Bonds
	  ▪ 10% Backstop fee payable in cash pro rata to those parties who provide the backstop in cash

$375m New HYB provided by the Senior Notes holders	▪ Issuing New High Yield Bonds at par coupled with Penny Warrants (fully diluted basis before Warrants #1 & #2)
	  ▪ Floating Libor (floor at 1%) + 4% cash + 8.5% PIK
	  ▪ 6-year maturity post Closing Date
	  ▪ (i) USD Tranche and (ii) EUR Tranche for up to USD100 million
	▪ Backstop (payable on closing):
	  ▪ Backstopped by HYB Ad Hoc Committee
	  ▪ **3% cash backstop fee** paid to the HYB Ad Hoc Committee
	  ▪ **Penny warrants** allowing to subscribe **for 1.5% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share[1], granted to the HYB Ad Hoc Committee
	▪ Commitment fee (payable on closing):
	  ▪ Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1, 2017 (the "Record Date")[1], who sign the lock-up agreement during the commitment period (dates to be determined). Allocations will be determined based on the lower of holdings on (i) the Record Date and (ii) the commitment date
	  ▪ **7% cash commitment fee paid prorata to the amount subscribed** to parties committing to subscribe for New High Yield Bonds
	  ▪ **Penny warrants** allowing to subscribe **for 16.0% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2), for €0.01 per new share[1] prorata to the amounts of New High Yield Bonds that parties are committing to subscribe

Other	▪ **Penny warrants** allowing to subscribe for a maximum of **1% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 new share[2] granted to the HYB Ad Hoc Committee as a **Global Coordinator fee** (payable on closing) ▪ No deal no fee

[1] For the purposes of calculating the holdings of HYB as of the Record Date, the net positive position of HYB that are subject to binding trades that have not yet been settled on such date will be deemed as "held" on the Record Date

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Details of the Agreement

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Headline Terms of the Agreement
Secured Lenders (US & French RCF and TLB) – 1/2

AREAS TO BE ADDRESSED	HEADLINE TERMS
Borrower	▪ CGG Holdings Inc. (US)
Form	▪ Bond format ▪ NY Law
Guarantors	▪ Adjusted guarantee package compared to existing package, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC ▪ Additional guarantors to be considered ▪ Pledge of shares owned by Obligors of any guarantor being released
Maturity	▪ 5-year from Closing Date
Interest	▪ Interest to be set at Closing Date, based on linear ratchet grid (and fixed for life with respect to the ratchet grid) : – Floating Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date
Amortization	▪ Full Bullet Bond (no contractual amortization) ▪ No excess cash flow sweep

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CGG

Headline Terms of the Agreement
Secured Lenders (US & French RCF and TLB) – 2/2

AREAS TO BE ADDRESSED	HEADLINE TERMS
Early Prepayment	▪ Callable at par (in whole but not in part) at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; Non-call between months 7 and 36, thereafter callable at no prepayment premium. Any prepayment premium due following an acceleration to be capped at 10 % ▪ Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances ▪ Same suite of mandatory prepayment events as current documentation (excluding Permitted Junior Debt Refinancing and Change of Control to be a put at 101% (for the avoidance of doubt the Non Call premium will still be due during the Non Call period) if the issuer exercises a call following a change of control) – Permitted Junior Debt Refinancing terms: Cash coupon (in $m) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB
Upfront Paydown	▪ Any net new money amount above $250m (incl. New money capital increase) after fees would paydown secured debt subject to a cap of $150m
Covenant	▪ No maintenance covenants except a minimum cash and cash equivalent covenant set at $185MM ▪ Customary incurrence covenant including in respect with the issuance of additional debt (definition and threshold to be agreed)
Security	▪ Consistent with existing security package (except for adjustments to guarantees as noted above) including customary negative pledge on unencumbered assets
Rollover Fee	▪ Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing
Other	▪ Enable incurrence of additional debt up to $200m pari passu (under a secured cap of $900 MM) to fund Company's growth ▪ Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms ▪ Will provide incremental security if we increase secured gross debt above $800 MM ▪ Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM ▪ Documentation refresh

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Headline Terms of the Agreement-*New HYB Terms (1/2)*

AREAS TO BE ADDRESSED	HEADLINE TERMS
Issuer	▪ CGG SA ▪ Format: US$ documentation consistent with existing US$ HYB
Amount	▪ $375m in cash ▪ (i) USD Tranche and (ii) EUR Tranche for up to USD100 million ▪ $86m from the payment of accrued and unpaid Coupon
Ranking	▪ Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd ▪ Obligation of CGG SA with a Silent Second Lien on US and French collateral (and additional collateral if legally feasible to have Silent Second Lien under local laws)
Intercreditor principles	▪ Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds
Tenor	▪ 6 years from Closing Date (12 months after secured debt maturity)
Coupon	▪ Floating Libor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the USD Tranche ▪ Floating Euribor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the EUR Tranche

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Headline Terms of the Agreement-*New HYB Terms (2/2)*

AREAS TO BE ADDRESSED	HEADLINE TERMS
Call	▪ Year 1: 120% ▪ Year 2: 120% ▪ Year 3: 112.5% ▪ From Year 4: par
Covenants	▪ Incurrence based covenants only, consistent with existing US$ HYB due 2022 subject to increase in baskets for operational purposes and flex for incurrence of $200m additional debt for new senior secured financing ▪ Cross acceleration to senior secured debt
Use of proceeds	▪ General corporate purpose for the first $250m ▪ Any new money amount above $250m (incl. New money capital increase) after fees would pay down secured debt (capped at $150m)

Backstop / Commitment fee	▪ Backstop (payable on closing):
	  ▪ Backstopped by HYB Ad Hoc Committee
	  ▪ **3% cash backstop fee** paid to the HYB Ad Hoc Committee
	  ▪ **Penny warrants**) allowing to subscribe **for 1.5% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share[1], granted to the HYB Ad Hoc Committee
	▪ Commitment fee (payable on closing):
	  ▪ Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the "Record Date"), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower holdings on (i) on the Record Date and (ii) on the commitment date
	  ▪ **7% cash commitment fee paid prorata** to parties committing to subscribe for New High Yield Bonds
	  ▪ **Penny warrants**) allowing to subscribe **for 16.0% of share capital** (after restructuring but before exercise of Warrants # 1 and Warrants #2) for €0.01 per new share[1], prorata to parties committing to subscribe for New High Yield Bonds

Other	▪ **Global coordination Penny Warrants** allowing to subscribe for a maximum of **1% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share[1], payable to the HYB Ad Hoc Committee on closing

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Agreement: Indicative Equity Ownership

Actionnariat avant New Money (pre Penny Warrants)	Post conversion en capital de la dette en capital	En ce compris les BSA 1
Actionnaires existants	4,4%	9,8%
OCEANES	7,0%	6,7%
Senior Notes	88,5%	83,6%
Total	**100%**	**100%**

Actionnariat post New money	Post conversion en capital de la dette en capital	En ce compris les BSA 1	En ce compris les BSA 2
Actionnaires existants	13,4%	16,9%	22,0%
dont participation à la new money	*10,2%*	*9,8%*	*15,3%*
dont actions existantes	*3,2%*	*7,1%*	*6,6%*
OCEANEs	5,0%	4,8%	4,5%
Senior Notes	81,6%	78,3%	73,5%
Total	**100%**	**100%**	**100%**

Note: Sur la base d'une souscription en totalité de l'augmentation de capital avec DPS et d'un montant de dette non sécurisée prise en compte au 31 octobre 2017

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Leverage and liquidity pro-forma after the financial restructuring

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Passion for Geoscience

CGG

Group Leverage: back below 1.5x beginning of 2018

$800m
$700m
$600m
$500m
$400m
$300m
$200m
$100m
$0m
10,00x
8,75x
7,50x
6,25x
5,00x
3,75x
2,50x
1,25x
0,00x
4,0x
4,4x
6,9x
6.8x
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Liquidity
LTM Leverage

Based on mid-point of Business Plan targets, post Restructuring, Net Financial Debt* over EBITDA ratio below the 1.5x area

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* Here-shown excluding Capital Lease

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Group Liquidity: $1bn improvement at YE 2019 horizon

$750m
$650m
$550m
$450m
$350m
$250m
$150m
$50m
$(50)m
$(150)m
$(250)m
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Liquidity without ML & VC
ML mitigation & Vessel Co
Fin. Restructuring Net Savings
New Money
Minimum Liquidity

<u>Restructuring Savings</u> (over 2017-2019)

- ML mitigation & Nordic Loan: c. **$300m**
- Cost of Debt reduction net of fees: c. **$200m**

<u>Additional Liquidity</u>

- Net New Money: c. **$300m**
- Basket for new Secured debt: c. **$200m**

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Sercel Improves Versatility of 508XT Land Acquisition System with New WTU-508 Node

Paris, France – 13 June 2017

CGG announced today that Sercel has launched the WTU-508 high-performance X-Tech® node as an extension of its 508XT land seismic acquisition product range. The new node offers even greater flexibility for all types of survey operations, such as complex small-scale urban surveys or high-productivity mega-crews. Fully integrated into the existing 508XT platform, it reinforces the new paradigm created by the 508XT in land seismic acquisition.

Sercel’s new WTU-508 node offers even greater flexibility for all types of survey operations, such as complex small-scale urban surveys or high-productivity mega-crews (image courtesy of Sercel).

The WTU-508 is an easy-to-use smart autonomous land node. Users need only to connect the geophone for the WTU-508 to record its position and start collecting seismic data. Data is stored in its internal memory and ready for retrieval on the fly using Sercel’s latest-generation high-speed wireless harvesting.

The WTU-508 also features Sercel’s new XT-Pathfinder transmission management technology providing quality control information to the land seismic recorder wirelessly and without the need for any additional infrastructure. XT-Pathfinder does this by creating a network that finds the most reliable QC data path to the seismic recorder while automatically adapting to any survey changes, minimizing field effort and troubleshooting as the survey progresses.

Pascal Rouiller, Sercel CEO, said: “Since the launch of our 508XT land acquisition system, more than 125,000 channels have been delivered worldwide to our customers. Our introduction of the new WTU-508 node complements our current 508XT product range and gives the 508XT even greater operational flexibility as the land seismic acquisition system of choice.”

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CGG Delivers Final Data from Encontrado project over Perdido fold belt

Paris, France – 8 June 2017

CGG announced today that the final products from its Encontrado multi-client reprocessing project across the Gulf of Mexico’s prolific Perdido fold belt have been delivered on schedule to the Comision Nacional de Hidrocarburos (CNH) and the industry.

Example of a final Kirchhoff migration image from CGG’s Encontrado multi-client reprocessing project (courtesy of CGG Multi-Client & New Ventures).

The Final Reverse Time migration (RTM), Kirchhoff migration and associated data volumes covering a vast 38,000 sq km area straddling the Mexico/USA border are now available on a non-exclusive basis. The significant uplift in the imaging of these final products over the Fast Trax RTM data delivered last year is evident throughout. As a result, the prospective reservoirs can be identified and mapped in unprecedented detail. The improved depth information in the final volume also has a material impact on the understanding of the petroleum systems and the location, timing, volume and type of hydrocarbons that may have charged the reservoirs. Collectively, these improvements enable an enhanced assessment of prospectivity in this emerging exploration frontier. Given the project’s magnitude, this achievement is testament to the experience and commitment of the processing team in CGG’s Houston subsurface imaging center and the value of geoscience integration.

To further enhance industry understanding of this complex but highly prospective area, CGG has embarked on a JumpStart™ fully integrated geoscience program to complement the seismic data from the Encontrado project. JumpStart programs are designed to review, validate, calibrate and interpret all available seismic, well and geologic data to deliver all the information needed in one place for a comprehensive understanding of the petroleum systems present.

Jean-Georges Malcor, CEO, CGG, said: “CGG’s considerable experience in understanding and imaging the geology in both the US and Mexican Gulf of Mexico has been instrumental in our timely delivery of the final products from this very large data set. The final images obtained from the advanced high-end processing sequence will allow detailed geological interpretation and be suitable for both basin-scale exploration and potential prospect evaluation. By undertaking the Encontrado reprocessing and a JumpStart geoscience program, CGG is playing a leading role in helping to turn this frontier area into a well-understood basin.”

CGG

Article I. CGG announces an agreement in principle on financial restructuring plan with its main creditors and DNCA

Paris, France – 2 June 2017

CGG announces that it has reached an agreement in principle on a financial restructuring plan (the “Agreement in Principle”) which meets the Company’s objectives of (i) full equitization of the existing unsecured debt, (ii) extension of the maturity of the secured debt and (iii) financial flexibility to confront various business scenarios through, inter alia, additional new money (the “New Money”) and has garnered the support of the majority of its secured lenders, the majority of the holders of its Senior Notes and DNCA (in its capacity as a long-standing institutional shareholder, bondholder and convertible bondholder of the Company).

Status of the Financial Restructuring Process

On March 3rd, 2017, CGG S.A (“CGG” or the “Company”) entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs and more broadly addressing its capital structure constraints.

Following its announcement dated May 12th, 2017, under the aegis of the mandataire ad hoc, the Company has re-engaged in discussions with certain of its main creditors and DNCA and their respective advisers, under non-disclosure agreements.

Those discussions led to the Agreement in Principle supported by (i) the Company, (ii) the Secured Lenders Coordinating Committee (representing approximately 52.7 % of the aggregate principal amount of the secured debt), (iii) DNCA (representing approximately 7.9% of the share capital and 7.7% of the voting rights as well as 5.5% of the aggregate principal amount of the Senior Notes and 18.7% of the aggregate principal amount of the Convertible Bonds), as well as (iv) the members of the ad hoc Committee of the Senior Notes (representing approximately 52.4% of the aggregate principal amount of the Senior Notes (the “ad hoc Committee of Senior Notes”). The representative of the masses of holders of Convertible Bonds has not supported the Agreement in Principle. The two other shareholders holding more than 5% of the Company’s share capital, Bpifrance Participations and AMS Energie, who participated in the previous discussions leading to May 12th 2017 announcement have not participated in the negotiations of the Agreement in Principle. The Agreement in Principle is based on the same objectives as the proposal published on May 12th, 2017 (the “May 12th Proposal”): it is in line with the Company’s corporate interest, preserves the Group’s integrity, provides a framework for long-term sustainability for the Company’s businesses, employees and customers, and offers its current shareholders an opportunity to participate in the Company’s recovery.

The Agreement in Principle is detailed in Appendix 1 and comprises the following key elements:

•	Treatment of the Senior Notes:

•

full equitization of the principal amount (plus accrued and unpaid interest not paid in kind on closing) of the Senior Notes (except for the portion that may be used as backstop for the rights issue described below) at $3.5 per share (versus $4.0 in the May 12th Proposal);

•	$86 million accrued and unpaid interest to be paid on closing with new Second Lien Notes (versus equitization of the accrued and unpaid interest in the May 12th Proposal);

•	Treatment of the Convertible Bonds:

•	full equitization of the principal amount (plus accrued and unpaid interest not paid in cash on closing) of the Convertible Bonds at $11.5 per share (versus $15 in the May 12th Proposal);

•	$5 million accrued and unpaid interest to be paid on closing in cash (versus equitization of the accrued and unpaid interest in the May 12th Proposal);

•

Free Warrants #1 allocated to historical shareholders with a $3.5 strike price, 4 years duration and a ratio of 4 warrants for 3 existing shares (versus respectively $4.0 strike price, 5 years duration and ratio of 6 Warrants #1 for 5 existing shares in the May 12th Proposal);

•	New Money through:

•

a rights issue of $125 million (versus $75 million in the May 12th Proposal) with preferential subscription rights for historical shareholders by issuance of new shares with Warrants #2 (ABSA) at a price of $1.75 (versus $2 in the May 12th Proposal), the Warrants #2 having a $4.5 strike price, a 5-year duration and a ratio of 2 Warrants #2 for 3 new shares subscribed as part of the rights issue (versus respectively $5.0 strike price, 5 years duration and ratio of 1 Warrant #2 for 1 new share subscribed as part of the rights issue, in the May 12th Proposal), backstopped by DNCA in cash for $70 million, and potentially other significant shareholders in cash or Senior Notes holders by way of set-off;

•

an issuance of new Second Lien Senior Notes with Penny Warrants (as described in Appendix 1) for $375 million (versus $350 m in the May 12th Proposal) reserved for eligible Senior Notes holders (including a Euro-tranche in an amount to be determined);

•	Amend and extend the maturity of the secured debt until 2022 (same as the May 12th Proposal).

Under the terms of the Agreement in Principle, the ownership percentages of the existing shareholders in the Company (see page 12 of the attached presentation) would be:

•	4.5% after equitization of the Senior Notes and the Convertible Bonds (the “Unsecured Debt Equitization”) but before exercise of the Warrants #1; and 10.0% after exercise of these Warrants #1;

•

13.6% after the Unsecured Debt Equitization and the rights issue with Warrants #2 and the exercise of the Penny Warrants (as described below) but before exercise of the Warrants #1 and #2; 17.2% after exercise of the Warrants #1; and 22.4% after exercise of both the Warrants #1 and #2;

•

3.2% after the Unsecured Debt Equitization, rights issue and the exercise the Penny Warrants should existing shareholders decide not to subscribe to the rights issue with Warrants #2 nor to exercise their Warrants #1. In addition, such shareholders would get any proceeds from the disposal of their Warrants #1 and of their preferred subscription rights linked to the rights issue with Warrants #2.

CGG

The Agreement in Principle has been approved in principle by the Company’s board of directors. It is subject to the finalisation of the negotiations of its final terms, and the necessary documentation to launch the private placement relating to the issuance of the new Second Lien Senior Notes with Penny Warrants (including lock-up agreements and private placement agreements provided for under the Agreement in Principle to be finalized no later than June 12, 2017).

The implementation of the Agreement in Principle is subject to various customary conditions precedent including the approval of the necessary resolutions by the shareholders’ meeting of the Company and obtaining the required level of support from creditors in the proceedings that would be launched in France and possibly in other jurisdictions. Assuming the applicable conditions precedent are satisfied or waived, the implementation of the Agreement in Principle is expected to occur no later than February 28, 2018.

Ordinary General Assembly postponed

In this context, with the authorization of the Commercial Court of Paris, CGG Group’s Board of Directors has decided to postpone the Ordinary General Assembly expected to vote on the 2016 accounts, so that the shareholders can vote both on the 2016 accounts and the restructuring. The market will be kept informed about the schedule, in compliance with stock market rules.

Appointment of an independent expert

In accordance with the AMF General Regulation, the Company’s board of directors will appoint an independent expert to issue a report on the financial restructuring.

2021 Senior Notes coupon payment due June 1st, 2017

CGG has an interest payment of approximately $21.2 million due on June 1, 2017 in respect of its 6.5% 2021 Senior Notes. Although it has sufficient cash on hand to make the payment, CGG has elected not to do so and to use the 30-day grace period during which it retains the right to pay the interest due to the holders of the 2021 Senior Notes and thereby remain in compliance with the indenture governing the 2021 Senior Notes.

As a reminder, CGG had an interest payment of approximately $12.4 million due on May 15, 2017 in respect of its 5.875% 2020 Senior Notes. Although it had sufficient cash on hand to make the payment, CGG elected not to do so and to use the 30-day grace period during which it retains the right to pay the interest due to the holders of the 2020 Senior Notes and thereby remain in compliance with the indenture governing the 2020 Senior Notes.

Failure to make such interest payment by the end of the 30-day grace period would result in an “Event of Default” under both indentures. CGG believes that it has sufficient liquidity to continue meeting all of its obligations during the grace period. The 30-day grace period related to the 2020 Senior Notes ends on June 14, 2017.

CGG will consider commencing voluntary court proceedings shortly, potentially in multiple jurisdictions. These court-supervised processes will be pursued to implement the Agreement in Principle and preserve the Company’s liquidity and the value of its business. As numerous companies have demonstrated, these processes can be an effective way of achieving an efficient debt restructuring with minimal disruption to the business.

In parallel with our financial restructuring process, we remain focused on our high level of services to our customers and quality of our integrated product offerings.

“Convertible Bonds” means CGG’s 1.25% convertible bonds due 2019 (ISIN: FR0011357664) (the “2019 convertible bonds”) and 1.75% convertible bonds due 2020 (ISIN: FR0012739548) (the “2020 convertible bonds”).

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66) (the “2021 Notes”), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) (the “ 2020 Notes”) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52) (the “2022 Notes”).

Appendix 1: Restructuring Financial Proposal Presentation

CGG

Agreement in Principle on Financial Restructuring

June 2nd, 2017

CGG
Passion for Geoscience

cgg.com

CGG

Disclaimer

- This presentation has been prepared by CGG S.A. ("CGG") in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan. It is not intended for, and may not be used for, any other purposes.
- This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004 . The business plan highlights presented herein are notably based on hypotheses built by the management and market environment estimates. Forward-looking statements for the 2017, 2018 and 2019 financial years have been established in an unstable and volatile environment which make it difficult to determine with a satisfactory degree of certainty the future performances of the group.
- Although CGG believes its business plan highlights presented herein are based on its reasonable assumptions at the time about future events, these statements are subject to numerous risks and uncertainties. As a result, actual results may differ materially from those that we expected.
- A description of the risks to which the CGG group is exposed appears in section 3 "Risk Factors" of the CGG's "Document de référence" and in Item 3 of CGG's annual report on Form 20-F, filed with the French financial markets authority (AMF) and the Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

2

CGG

Agenda

- Agreement in Principle
- Characteristics of the group after the financial restructuring
- Conclusion and timetable

3

CGG

Agreement in Principle

cgg.com

CGG
Passion for Geoscience

CGG

Restructuring discussions: positive outcome

- Following the May 12th announcement, the Company has reengaged, under the aegis of the Mandataire Ad Hoc, in restructuring discussions with its main creditors and DNCA
  - The "Secured Lenders Coordinating Committee"[1] = 52.7% principal amount
  - The "HYB ad hoc Committee"[2] = 52.4% principal amount
  - DNCA = 7.9% share capital / 5.5% principal amount of HYB / 18.7% principal amount of CB
- Agreement in Principle supported by all those parties

1. Members of the Secured Lenders Coordinating Committee: funds or assets managed by Goldman Sachs, Makuria, Och Ziff, T Rowe Price, respectively

2. Members of the HYB ad hoc Committee: funds managed by Alden Global, Attestor Capital, Aurelius Capital, Boussard & Gavaudan Asset Management, Contrarian Capital Management, Third Point Capital, respectively

5

CGG

Reminder: CGG's Priorities

- Protect the corporate interest of the Company and the full value of its businesses
  - Timetable to deliver the targeted Financial Restructuring is of the essence in the present market environment
- Preserve the Group's integrity
  - Highly interlinked technologies, Production Units and Geographies
- Provide a framework for long-term sustainability for the Company's businesses, employees and customers
  - CGG is a Services Company which value is mostly made by Clients and People
  - Put the Company in a safe harbor from a Liquidity viewpoint to face any possible delay in the Geoscience Market recovery
- Find a solution respecting the existing interest of each stakeholder and their ability to take part in the Company's recovery
  - The rights and weights of the stakeholders are heterogeneous, depending notably of their subordination rank, and will have to be eventually balanced and fulfilled under the authority of French and US Court

6

CGG

Financial Restructuring objectives met

- **Legacy Maritime Liabilities and Nordic Debt** fully addressed in Q1
- **Full Equitization** of the principal amount of the unsecured debt leading to substantial Group deleveraging
- **Extension of the maturity** of the secured debt to 2022 (5 years from restructuring closing date)
- **Significantly improved liquidity** position both to protect the Company in the event of operational sensitivities and to be able to finance growth at recovery time

7

CGG

Key differences from Company's Proposal dated May 12th

- ## Key differences in Debt Equitization
  - Conversion price of the High Yield Bonds: $3.5 vs $4 in May 12 proposal
  - Conversion price of the Convertible Bonds: $11.5 vs $15 in May 12 proposal
  - Accrued High Yield Bond coupon to be paid on closing through issuance of new High Yield Bond
  - Accrued Convertible coupon to be paid on closing in cash
  - Existing shareholders receive 4 Warrants for 3 shares (vs 6 for 5 in May 12 proposal) / 4-year Warrants with a strike price of $3.5 (vs $4 in May 12 proposal)
- ## Key differences in New Money
  - Rights issue increased to $125m (vs $75m)
  - Amount of HYB new money increased to $375m (vs 350m in May 12 proposal) available to all eligible HYB holders

8

CGG

Agreement in Principle: Equitization of the Unsecured Debt

	SUMMARY OF MAIN ECONOMIC TERMS
Treatment of the Unsecured Debt Coupon	▪ HYB: $86m accrued and unpaid interest to be paid on closing with new HY Bonds ▪ CB: $5m accrued and unpaid interest to be paid on closing in cash
Reserved Capital Increase to HY Bondholders	▪ HYB outstanding amount of c.$1,515m to be exchanged into Equity (except for the portion potentially used in the backstop of the Rights Issue) ▪ Exchange at Par for Shares at $3.50
Reserved Capital Increase to Convertible Bondholders	▪ Convertible Bonds amount of c.$378m to be exchanged into Equity ▪ Exchange at Par for Shares at $11.50
Issue of Warrants in favor of Original Shareholders	▪ Warrants #1 at $3.50 / 4-year maturity ▪ 4 Warrants for 3 Shares

9

CGG

Agreement in Principle: New Money

	SUMMARY OF MAIN ECONOMIC TERMS

$125m Rights Issue with Warrants (ABSA) limited to Existing Shareholders	▪ Issuing New Shares at $1.75 coupled with Warrants #2 at $4.5 / 5 year maturity
	  ▪ 2 Warrants for 3 New Shares
	▪ Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds)
	▪ Backstop (payable on closing):
	  ▪ DNCA has agreed to backstop $70m of the Rights Issue in cash
	  ▪ Until no later than 21 days before the shareholders meeting, the Company, at its election, may propose to, and agree with significant shareholder(s) who would sign a lock up agreement to backstop the amount not taken up by DNCA
	  ▪ Any amount not backstopped will be backstopped by the HY Bondholders by way of set off of their claims under the HY Bonds
	  ▪ 10% Backstop fee payable in cash pro rata to those parties who provide the backstop in cash

$375m New HYB provided by the Unsecured Lenders	▪ Issuing New High Yield Bonds at par coupled with Penny Warrants (fully diluted basis before Warrants #1 & #2)
	  ▪ Floating Libor (floor at 1%) + 4% cash + 8.5% PIK
	  ▪ 6-year maturity post Closing Date
	  ▪ (i) USD Tranche and (ii) EUR Tranche, in an amount to be agreed
	▪ Backstop (payable on closing):
	  ▪ Backstopped by HYB Ad Hoc Committee
	  ▪ **3% cash backstop fee** paid to the HYB Ad Hoc Committee
	  ▪ **Penny warrants** allowing to subscribe **for 1.5% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee
	▪ Commitment fee (payable on closing):
	  ▪ Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the "Record Date"), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower of holdings on (i) the Record Date and (ii) the commitment date
	  ▪ **7% cash commitment fee paid prorata** to parties committing to subscribe for New High Yield Bonds
	  ▪ **Penny warrants** allowing to subscribe **for 16.0% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bonds

Other	▪ **Penny warrants** allowing to subscribe **for 1% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee as a **Global Coordinator fee** (payable on closing) ▪ No deal no fee

10

CGG

Agreement in Principle: reinstated secured debt

- Reinstatement of the outstanding c. $800m US and French Revolving Credit Facility + Term Loan B
  - Up to $150m prepaid at Closing
  - Secured Bond format
  - 5 year maturity
  - Libor (floor 1%) + 6.5% cash / 2.5% PIK
  - No maintenance covenant except $185m minimum cash and cash equivalent
  - Basket for up to $200m additional pari passu secured debt under a 2.5x first lien leverage cap and 3x interest cover

11

CGG

Agreement in Principle: Indicative Equity Ownership

Shareholding Pre New Money (Pre Penny Warrants)	Post Debt Equitisation	Including Warrants 1
Existing shareholders	4,5%	10,0%
Convert. Bonds	6,7%	6,4%
HYB	88,7%	83,7%
Total	**100%**	**100%**

Shareholding Post New Money	Post Debt Equitisation	Including Warrants 1	Including Warrants 2
Existing shareholders	13,6%	17.2%	22.4%
of which from new money	*10.4%*	*10.0%*	*15.6%*
of which from existing shares	*3.2%*	*7.2%*	*6.8%*
Convert. Bonds	4.8%	4.6%	4.3%
HYB	81.6%	78.2%	73.3%
Total	**100%**	**100%**	**100%**

Note: Assuming a full take-up in the Rights Issue

12

CGG

Characteristics of the group after the financial restructuring

cgg.com

CGG
Passion for Geoscience

CGG

Industrial restructuring: fully achieved

Marine monthly cost structure[1]
Base
100
72
36
25
(75)%
YE 2013
YE 2014
YE 2015
YE 2016

G&A expenses
216
147
99
84
(61)%
2013
2014
2015
2016

Headcount[2]
(number of employees)
11 060
8 632
7 353
5 812
(47)%
YE 2013
YE 2014
YE 2015
YE 2016

Total Capex[3]
862
415
395
(54)%
2014
2015
2016

Source: Company
(1) Full cost base including Depreciation and Amortization
(2) Including Manufacturing temporaries
(3) Excluding impact of variation in fixed asset suppliers

14

CGG

Business mix evolution

2013A

22%
44%
34%
Contractual Acquisition
GGR
Equipment

Total revenue: $3.8 BN

2016A

15%
19%
66%
Contractual Acquisition
GGR
Equipment

Total revenue: $1.2 BN

MID-TERM OBJECTIVE

~20-25%
~15-20%
~60%+
Contractual Acquisition
GGR
Equipment

Total revenue: ~$2.0 BN

15

CGG

Business plan: selected financial targets

FYE 31/12	2016A	2017E	2018E	2019E
Revenue	$1.2 BN	*In line with 2016A results*	~$1.5 BN	~$2.0 BN
EBITDA Margin [1]	*27.4%*		*35.0% - 40.0%*	*37.5% - 42.5%*
MC Capex	$295m		$275 – 325m	
Industrial Capex	$71m		$100 – 125m	
R&D Capex	$34m		Stable at c.$35m	
Change in Working Capital	$198m	*Negative – In line with revenue growth (excluding ~$50 MM Pemex accelerated factoring in 2017)*		
Cash Transformation Cost	$167m	$80m	$15m	$10m

(1) *Company historical Seasonality of EBITDA is significantly weighted to H2. H1 2017 is expected to be impacted by fleet transition, more contractual activity than multi-client and lower volumes in Sercel*

16

CGG

Group Leverage: back below 1.5x beginning of 2018

$800m
$700m
$600m
$500m
$400m
$300m
$200m
$100m
$0m
10,00x
8,75x
7,50x
6,25x
5,00x
3,75x
2,50x
1,25x
0,00x
4,0x
4,4x
6,9x
6,8x
Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19
Liquidity
LTM Leverage

Based on mid-point of Business Plan targets, post Restructuring, Net Financial Debt* over EBITDA ratio below the 1.5x area

* Here-shown excluding Capital Lease

17

CGG

Group Liquidity: $1bn improvement at YE 2019 horizon

$750m
$650m
$550m
$450m
$350m
$250m
$150m
$50m
$(50)m
$(150)m
$(250)m
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Liquidity without ML & VC
ML mitigation & Vessel Co
Fin. Restructuring Net Savings
New Money
Minimum Liquidity

<u>Restructuring Savings</u> (over 2017-2019)

- ML mitigation & Nordic Loan: c. **$300m**
- Cost of Debt reduction net of fees: c. **$200m**

<u>Additional Liquidity</u>

- Net New Money: c. **$300m**
- Basket for new Secured debt: c. **$200m**

18

CGG

Debt profile post financial restructuring

Senior Debt Profile as of 31/03/2017
434
37
339
348
428
676
420
2017
2018
2019
2020
2021
2022
2023
Term Loan & RCF
High Yield Bond
Convertible Bond

Senior Debt Profile post Restructuring
665
460
2017
2018
2019
2020
2021
2022
2023
High Yield Bond Secured
High Yield Bond 2nd Lien

- From **$2.75bn** before Restructuring to **$1.15bn** post restructuring
- Maturities extended to **2022** and **2023**
- Average cost of debt at **7.0%** cash + **5.0%** PIK
  - **c. $80m** cash burden in 2018

19

CGG

Conclusion and timetable

cgg.com

CGG
Passion for Geoscience

CGG

Next Steps

- Finalize legal documentation including lock-up agreements by June 12th at the latest
  - Agreement in principle is subject to final documentation as well as customary conditions
- Interest on the 6.5% Senior Notes due on June 1st 2017
  - Put on hold during the 30-day grace period
- Interest on the 5.875% Senior Notes due on May 15th 2017
  - 30-day grace period ending June 14th
- Potential voluntary Court proceedings in multiple jurisdictions to fully implement the financial restructuring

21

CGG

Conclusion: financial objectives met

- **Legacy Maritime Liabilities and Nordic Debt** fully addressed in Q1
- **Full Equitization** of the principal amount of the unsecured debt leading to substantial Group deleveraging
- **Extension of the maturity** of the secured debt to 2022 (5 years from restructuring closing date)
- **Significantly improved liquidity** position both to protect the Company in the event of operational sensitivities and to be able to finance growth at recovery time

22

CGG

CGG

Agreement in Principle: key changes vs Company proposal dated12 May 2017

	COMPANY PROPOSAL (12/05/2017)	AGREEMENT IN PRINCIPLE (01/06/2017)
HY Bondholders	▪ HYB amount of principal plus accrued and unpaid interest ($1,601m, if closing occurs by the end of October 2017) to be converted into Equity @ $4 (except for the portion potentially used in the backstop of the Rights Issue)	▪ HYB amount of principal plus accrued and unpaid interest not paid in kind on Closing Date ($1,515m, if closing occurs by the end of October 2017), to be converted into Equity @ $3.5 (except for the portion potentially used in the backstop of the Rights Issue) ▪ $86m accrued and unpaid interest to be paid on closing with new HY Bonds
Convertible Bondholders	▪ Convertible Bonds amount of principal plus accrued and unpaid interest ($383m if closing occurs by the end of October 2017) to be converted into Equity @ $15 ▪ Possibility to participate in the new HYB ($25m)	▪ Convertible Bonds amount of principal plus accrued and unpaid interest not paid in cash on Closing Date ($378m if closing occurs by the end of October 2017) to be converted into Equity @ $11.5 ▪ No participation in the new HYB ▪ $5m accrued and unpaid interest to be paid on closing in cash
Rights Issue	▪ New Money of $75m @ $2 ▪ Warrants 2 based on a 1/1 ratio	▪ New Money of $125m @ $1.75 ▪ Warrants 2 based on a 2 warrants for 3 shares ratio

New HYB	▪ $350m (with Penny warrants for 12.5%)
	  ▪ HYB: $325m (11.6%)
	  ▪ CB: $25 (0.9%)
	▪ 10% Backstop fee payable in cash to those parties providing the backstop
		▪ $375m (with Penny warrants for 16% of the share capital)
		  ▪ HYB: $375m
		  ▪ CB: $0m
		▪ Backstop (payable on closing):
		  ▪ Backstopped by HYB Ad Hoc Committee
		  ▪ 3% cash backstop fee paid to the HYB Ad Hoc Committee
		  ▪ Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to te HYB Ad Hoc Committee
		▪ Commitment fee (payable on closing):
		  ▪ 7% cash commitment fee paid prorata to parties committing to subscribe for New High Yield Bonds
		  ▪ Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bond

Other	▪ Global Coordinator fee: Penny Warrants allowing to subscribe for 3.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) ▪ Warrants 1 for existing shareholders based on a 1.2x ratio	▪ **Global Coordinator fee for the HYB ad hoc committee (payable on closing):** Penny Warrants allowing to subscribe for 1.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) ▪ Warrants 1 for existing shareholders based on a 4 warrants for 3 shares ratio ▪ No deal no fee

24

CGG

Headline Terms of the Agreement in Principle
Secured Lenders (US & French RCF and TLB) – 1/2

AREAS TO BE ADDRESSED	HEADLINE TERMS
Borrower	▪ CGG Holdings Inc. (US)
Form	▪ Bond format ▪ NY Law
Guarantors	▪ Adjusted guarantee package compared to existing package, reflecting release of following guarantors[1]: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC ▪ Additional guarantors to be considered ▪ Pledge of shares owned by Obligors of any guarantor being released
Maturity	▪ 5-year from Closing Date
Interest	▪ Interest to be set at Closing Date, based on linear ratchet grid (and fixed for life with respect to the ratchet grid) : – Floating Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date – Floating Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date
Amortization	▪ Full Bullet Bond (no contractual amortization) ▪ No excess cash flow sweep

Note 1: Subject to the provision of specified satisfactory information on Guarantors

25

CGG

Headline Terms of the Agreement in Principle
Secured Lenders (US & French RCF and TLB) – 2/2

AREAS TO BE ADDRESSED	HEADLINE TERMS
Early Prepayment	▪ Callable at par (in whole but not in part) at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; Non-call between months 7 and 36, thereafter callable at no prepayment premium ▪ Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances ▪ Same suite of mandatory prepayment events as current documentation (excluding Permitted Junior Debt Refinancing and Change of Control to be a put at 101% (for the avoidance of doubt the Non Call premium will still be due during the Non Call period)) – Permitted Junior Debt Refinancing terms: Cash coupon (in $m) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB
Upfront Paydown	▪ Any net new money amount above $250m (incl. New money capital increase) after fees would paydown secured debt subject to a cap of $150m
Covenant	▪ No maintenance covenants except a minimum cash and cash equivalent covenant set at $185MM ▪ Customary incurrence covenant including in respect with the issuance of additional debt (definition and threshold to be agreed)
Security	▪ Consistent with existing security package (except for adjustments to guarantees as noted above) including customary negative pledge on unencumbered assets
Rollover Fee	▪ Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing
Other	▪ Enable incurrence of additional debt up to $200m pari passu (under a secured cap of $900 MM) to fund Company's growth ▪ Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms ▪ Will provide incremental security if we increase secured gross debt above $800 MM ▪ Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM ▪ Documentation refresh

26

CGG

Headline Terms of the Agreement in Principle
New HYB Terms (1/2)

AREAS TO BE ADDRESSED	HEADLINE TERMS
Issuer	▪ CGG SA ▪ Format: US$ documentation consistent with existing US$ HYB
Amount	▪ $375m in cash ▪ (i) USD Tranche and (ii) EUR Tranche in an amount to be agreed ▪ $86m from the payment of accrued and unpaid Coupon
Ranking	▪ Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd ▪ Additional guarantors to be considered ▪ Obligation of CGG SA with a Silent Second Lien on US and French collateral (and additional collateral if legally feasible to have Silent Second Lien under local laws)
Intercreditor principles	▪ Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds
Tenor	▪ 6 years from Closing Date (12 months after secured debt maturity)
Coupon	▪ Floating Libor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the USD Tranche ▪ Floating Euribor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the EUR Tranche

27

CGG

Headline Terms of the Agreement in Principle
New HYB Terms (2/2)

AREAS TO BE ADDRESSED	HEADLINE TERMS
Call	▪ Year 1: 120% ▪ Year 2: 120% ▪ Year 3: 112.5% ▪ From Year 4: par
Covenants	▪ Incurrence based covenants only, consistent with existing US$ HYB due 2022 subject to increase in baskets for operational purposes and flex for incurrence of $200m additional debt for new senior secured financing ▪ Cross acceleration to senior secured debt
Use of proceeds	▪ General corporate purpose for the first $250m ▪ Any new money amount above $250m (incl. New money capital increase) after fees would pay down secured debt (capped at $150m)

Backstop / Commitment fee	▪ Backstop (payable on closing):
	  ▪ Backstopped by HYB Ad Hoc Committee
	  ▪ **3% cash backstop fee** paid to the HYB Ad Hoc Committee
	  ▪ **Penny warrants** allowing to subscribe **for 1.5% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee
	▪ Commitment fee (payable on closing):
	  ▪ Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the "Record Date"), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower holdings on (i) on the Record Date and (ii) on the commitment date
	  ▪ **7% cash commitment fee paid prorata** to parties committing to subscribe for New High Yield Bonds
	  ▪ **Penny warrants** allowing to subscribe **for 16.0% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bonds

Other	▪ **Global coordination Penny Warrants** allowing to subscribe for **1% of share capital** (after restructuring but before exercise of Warrants 1 and Warrants 2) payable to the HYB Ad Hoc Committee on closing

28

CGG

CGG Wins Extension until 2021 for Oman Dedicated Center

Paris, France – 23 May 2017

CGG announced today the extension, until the end of 2021, of its contract with Petroleum Development Oman (PDO) for the provision of subsurface imaging technology and services at its dedicated processing center (DPC) in Muscat.

CGG team at the PDO dedicated processing center in Muscat.

Within the terms of the extension, the DPC’s capacity, resources and responsibilities will be expanded to respond to the specific requirements of PDO’s data acquisition strategy. CGG will also reinforce its significant In-Country Value initiatives, such as developing expert local staff, onsite training, and educational and mentoring support to Sultan Qaboos University.

CGG has operated the DPC in a highly collaborative working relationship with PDO since 1994. Its experienced land processing specialists deliver the full range of time and depth imaging services to process PDO’s very large, predominantly high-density wide-azimuth onshore seismic data sets and are recognized for their technical excellence and innovative spirit.

Jean-Georges Malcor, CEO, CGG, said: “CGG’s Muscat DPC is the largest and longest-running center of its kind in the Middle East. Over the years, CGG and PDO have established a strong partnership based on trust and a shared ambition to go the extra mile to achieve the very best results to meet PDO’s business objectives. We are therefore delighted to continue accompanying PDO in their ambitious strategy to successfully explore the potential of the most geologically complex parts of Oman.”

CGG

1.6.	RECENT DEVELOPMENTS

Since the filing of the Registration Document on May 1, 2017, the main events that occured within the Group were the following:

Financial restructuring process

Financial difficulties relating to the unprecedented crisis affecting the oil and oil-services industries

CGG and its subsidiaries have been severely hit by the unprecedented crisis impacting the oil and oil-services industries since 2013. Indeed, the business volume of the CGG Group is dependent on the level of investments made by its customers in the field of exploration and production (oil and gas), which is directly impacted by the fluctuations in the price of a barrel of crude oil. The price of a barrel has continued to drop since 2013 to reach low levels not anticipated by analysts. Between 2014 and 2015, the price of brent thus dropped by 45%. The market conditions remained difficult in 2016 and in the first half of 2017, with no prospect of a short-term recovery.

Therefore, the Group’s annual consolidated revenues in 2016 were roughly a third of what was recorded in 2012: it dropped from USD 3.41 billion in 2012 to USD 2.1 billion in 2015 and then to USD 1.195 billion in 2016. Similarly, the Group’s consolidated EBITDAS dropped from USD 1.139 billion in 2013 to USD 273.6 million in 2016.

Given this unprecedented crisis, the Company began implementing a “Transformation Plan” starting in 2014. The implementation of this operational restructuring plan, which was completed at the end of 2016, resulted, in particular, in (i) the reshaping of the fleet of vessels operated by the Group, (ii) the repositioning of the Group in high value-added market segments, such as the GGR or Equipment division, (iii) the departure of 3,900 employees, (iv) an enhanced control of the costs due to a rigorous cash management (64% reduction in marine costs, 54% in overhead costs), and (v) a reduction by more than half of the Group’s investments. This operational restructuring plan was financed in part by a capital increase in February 2016 for a gross amount of approximately EUR 350,000,000.

Despite all these operational efforts, it appeared that the Group’s debt was no longer in line with its financial capacities, in a stagnant market that continues to weigh on business volume and prices. The Group announced at the beginning of the 2017 financial year that its financial performance would not enable it to generate sufficient cash flows to service its current level of debt in the years to come.

In this context, the Company decided to begin discussions with the various stakeholders in order to establish a financial restructuring plan. To this end, the Company requested the appointment of a mandataire ad hoc to assist it in its negotiations. By a court order dated February 27, 2017, the SELARL FHB, acting through Maître Hélène Bourbouloux, was appointed as mandataire ad hoc for a period of 5 months.

Group’s debt structure

As of September 30, 2017, the Group’s financial indebtedness was as follows:

(i)	a secured financial debt, composed of:

i.

“Multicurrency Revolving Facility Agreement”, a revolving credit agreement entered into on July 31, 2013 by the Company for an initial amount in principal of USD 325,000,000, reduced to approximately USD 300,000,000, entirely drawn to date (the “French RCF”);

ii.	“Credit Agreement”, a revolving credit facility agreement entered into on July 15, 2013 for an initial amount of USD 165,000,000, fully drawn to date (the “US RCF”); and

iii.	“Term Loan Credit Agreement”, a bullet loan agreement entered into on November 19, 2015 by CGG Holding (U.S.) Inc. for an initial amount of USD 342,122,500 (the “TLB 2019”);

(together, the “Secured Loans”);

The Secured Loans benefit from a number of security interests granted by the Company and certain of its subsidiaries (including pledges of securities accounts on the main subsidiaries) and guarantees granted by certain Group companies.

(ii)	two issues of convertible bonds, namely:

i.

an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on November 20, 2012 for a total initial amount of EUR 360,000,000, reduced to approximately EUR 34,900,000 (following an exchange transaction with convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) which mature in 2020) due on January 1, 2019 (the “2019 Convertible Bonds”);

ii.

an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on June 26, 2015 for a total initial amount of EUR 325,100,000, due on January 1, 2020 (the “2020 Convertible Bonds”, and together with the 2019 Convertible Bonds, the “Convertible Bonds”);

The Convertible Bonds do not benefit from any security interest or guarantee.

(iii)	several high-yield senior note issues under US law, namely:

i.	an issue of notes dated April 23, 2014 maturing on May 15, 2020 for a total amount of EUR 400,000,000 bearing interest at a rate of 5.875% (the “2020 Senior Notes”);

ii.

an issue of notes dated May 31, 2011, January 20, 2017 and March 13, 2017, maturing on June 1, 2021 for a total amount of USD 720,704,000 bearing interest at a rate of 6.5% (the “2021 Senior Notes”); and

iii.

an issue of notes dated May 1, 2014 maturing on January 15, 2022 for a total initial amount of USD 500,000,000 bearing interest at a rate of 6.875% (the “2022 Senior Notes” and together with the 2020 Senior Notes and the 2021 Senior Notes, the “Senior Notes”).

CGG

The Senior Notes benefit from a guarantees granted by certain Group companies but do not benefit from any security interest.

iv.	a leasing agreement entered into to finance the operational headquarters of its subsidiary CGG Services SAS in Massy, expiring on October 1, 2022.

Therefore, as of September 30, 2017, the financial debt amounted to USD 2,905,296,358. The summarized financial indebtedness of the Group is as follows:

Financial debt as of September 30, 2017	Total amount in principal, excluding accrued interests	Accrued interests	IFRS retreatments	Total
Secured Loans
French RCF (EUR)	124,600,000	—	—	124,600,000
French RCF (USD)	160,000,000	42,528	-1,257,343	158,785,185
US RCF (USD)	161,933,711	420,376	-621,942	161,732,144
TLB 2019 (USD)	337,845,969	71,607	-957,297	336,960,280

Total Secured Loans (in USD1)	806,882,440	534,511	-2,836,582	804,580,369

Senior Notes
Senior Notes 2020 (EUR)	400,000,000	20,880,811	-391,393	420,489,418
Senior Notes 2021 (USD)	675,625,000	36,419,977	-1,520,312	710,524,665
Senior Notes 2022 (USD)	419,636,000	20,642,007	-343,466	439,934,541

Total Senior Notes (in USD1)	1,567,501,000	81,713,869	-2,325,857	1,646,889,012

Convertible Bonds
Convertible Bonds 2019 (EUR)	34,933,352	110,071	-1,826,089	33,217,334
Convertible Bonds 2020 (EUR)	325,165,550	4,310,671	-31,702,005	297,774,216

Total Convertible Bonds (in EUR)	360,098,902	4,420,742	-33,528,094	330,991,550

Other debts
Leasing (USD)		—	58,585,746	58,585,746
Others (USD)	4,472,607	—	—	4,472,607

Total Other Debts (in USD1)	4,472,607	—	58,585,746	63,058,353

Total financial debt as of September 30, 2017 (in USD1)	2,803,988,810	87,467,508	13,840,040	2,905,296,358

(1)	On the basis of an exchange rate of EUR 1 = USD 1.1806.

For the three-month period preceding September 29, 2017:

i.	the 2020 Senior Notes traded, on average, at a price reflecting an average discount of 62.8 % of their nominal value;

ii.	the 2021 Senior Notes traded, on average, at a price reflecting an average discount of 62.3 % of their nominal value;

iii.	the 2022 Senior Notes traded, on average, at a price reflecting an average discount of 62.2 % of their nominal value;

iv.	the 2019 Convertible Bonds traded, on average, at a price reflecting an average discount of 27.8 % of their nominal value;

v.	the 2020 Convertible Bonds traded, on average, at a price reflecting an average discount of 85.0 % of their nominal value.

Discussions with the stakeholders resulting in the draft safeguard plan

Numerous meetings were held under the aegis of the mandataire ad hoc, in the presence of the main interested parties, namely:

•	the Company;

•

representatives of several secured lenders under the Secured Loans (the “Secured Lenders”), gathered into an ad hoc committee and directly or indirectly representing 52.7% of the total amount in principal of the Secured Loans (including funds or assets managed by the companies Goldman Sachs, Makuria, Och Ziff and T Rowe Price, it being specified that T Rowe Price is no longer part of it);

•

representatives of a group of holders of Senior Notes, gathered into an ad hoc committee and representing approximately 52.4% of the total principal amount of the Senior Notes (including funds managed by the companies Alden Global Capital, LLC, Attestor Capital LLP, Aurelius Capital Management, LP, Boussard & Gavaudan Asset Management, LP, Contrarian Capital Management, L.L.C. and Third Point LLC, respectively);

•	one of the representatives of each of the Convertible Bonds’ issues (représentant de chacune des masses); and

•

on the one hand the representatives of the two largest shareholders of the Company, Bpifrance Participations and AMS Énergie, holding approximately 9.4% and 8.3%, respectively, of the Company’s total share capital and approximately 10.8% and 8.1%, respectively, of the Company’s6 voting rights, and on the other hand, DNCA Finance and DNCA Invest (together “DNCA”), long-term institutional partners of the Group which hold 5.5% of the total amount in principal of the Senior Notes, approximately 20.7% of the total amount in principal of the Convertible Bonds, and approximately 7.9% of the share capital and 7.7% of the voting rights of the Company.

6	By a letter dated August 31st, 2017, AMS Energie declared having crossed downwards the threshold of 1% of the share capital and voting rights.

CGG

Following long negotiations, the Company, the ad hoc Secured Lenders committee, the ad hoc committee of the holders of Senior Notes and DNCA reached on June 1, 2017 an agreement in principle regarding a financial restructuring plan. On June 13, 2017, such agreement in principle was confirmed by legally binding documents (lock-up agreement or restructuring support agreement) whereby the parties thereto have committed to undertake any action reasonably required to implement and carry out the restructuring. The terms and conditions of the lock-up agreement are relatively customary and include, in particular, the requirement for the creditors to vote in favor of the Safeguard Plan and the Chapter 11 proceedings (subject to receiving appropriate disclosure material), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory thereto (and is therefore bound by such terms). According to the restructuring support agreement entered into with the company DNCA Invest and entities managed by DNCA Finance (together the “DNCA Entities”), as shareholders, the DNCA Entities have committed to take, as shareholders, any step and action reasonably necessary to implement and carry out the restructuring plan, including voting in favor of the appropriate resolutions at the shareholders general meeting and not selling their CGG shares during the restructuring process.

In this context, the Company filed a petition with the Commercial Court of Paris to benefit from safeguard proceedings, which were opened by ruling dated June 14, 2017. The Commercial Court of Paris appointed the former mandataire ad hoc as judicial administrator of CGG SA with the mission to supervise the debtor in its management and the SELAFA MJA, acting through Maître Lucile Jouve as creditors’ representative. JG Capital Management SAS, acting through its legal representative Mr. Gatty, has been appointed as controller by a decision of the Paris supervisory court judge (juge commissaire) on September 14, 2017.

Because the Senior Notes (as defined below) are governed by the laws of the State of New York and the courts of such State have jurisdiction over any disputes relating thereto, the Company requested to benefit from the provisions of “Chapter 15” of the “US Bankruptcy Code” in order to have the effects of the safeguard proceedings recognized in the US.

Accordingly, the application to have the safeguard proceedings recognized through “Chapter 15” proceedings was filed with the U.S. Bankruptcy Court of the Southern District of New York on June 14, 2017 and the related order was obtained on July 13, 2017.

In addition, the fourteen foreign subsidiaries of the Group which are debtors or guarantors under the Group’s financial debt (namely CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd.) voluntarilyapplied for and obtained on June 14, 2017 the opening of reorganisation proceedings under the provisions of “Chapter 11” of the “US Bankruptcy Code” in the Bankruptcy Court of the Southern District of New-York.

It is specified that with respect to year 2016, these guarantors subsidiaries:

•	generated together revenues equal to nearly USD 528 million (on the basis of the presentation made in note 32 of the Form 20-F annual report), in part with other subsidiaries of the Group;

•	contributed for 26% (c.USD 311 million) and c.26% (c.USD 85 million) respectively to the consolidated revenues and to the consolidated EBITDA of the Group (before non-recurring charges);

•

contributed to the consolidated revenues and consolidated EBITDA of the Group (before non-recurring charge) respectively for nearly 56% (approximately USD 670 millions) and nearly 65% (c.USD 212 million) taking into account the portion contributed by their direct and indirect subsidiaries.

As part of these judicial proceedings, the holders of claims under the Secured Loans, Senior Notes and Convertible Bonds (whose principal aggregate amount is equal to approximately USD 2.8 billion) may not demand any early repayment, which provides protection to the Group to carry out its operational activities while leaving the stakeholders a limited timeframe to approve a financial restructuring plan.

Description of the Safeguard Plan

The draft safeguard plan (the “Safeguard Plan”) would aim at restructuring the financial debt of the Group while complying with its main industrial goals, namely:

•	preserving the integrity of the Group;

•	giving some leeway to the Group to (i) pursue its technological and business development, and (ii) face the oil market uncertainties; and

•	maintaining and developing in France an internationally recognized center of excellence in the seismic and geoscience fields.

The Safeguard Plan of the Company is based on the following main characteristics:

(a)	substantial reduction of the Company’s financial indebtedness level

This reduction would be carried out by way of equitization, under the following conditions, of the principal amounts and accrued but unpaid interest as of the last day of the subscription period of the Rights Issue with PSR referred to in paragraph (b)(i) below (the “Reference Date”) in respect of:

(i)

the Senior Notes, reduced by (x) an amount of USD 86 million (such amount will be repaid, at the holders’ election, either in cash over a ten-year period and subject to certain terms, or by way of set-off at their face value, as part of the subscription for new high-yield notes issued by the Company (the “New Second Lien Notes”)7), and (y) as the case may be, any amount used to subscribe for the Rights Issue with PSR (as this term is defined hereafter) as part of the backstop commitment of the holders of Senior Notes described in paragraph (b)(i) below (the “Senior Note Claim”).

7	These New Second Lien Interest Notes would have identical characteristics as the New Notes, it being specified, however, that they will not give right to the attribution of Warrants #3.

CGG

The equitization of the Senior Note Claim will be carried out through a share capital increase with removal of the shareholders’ preferential subscription right in favor of the holders of Senior Notes at a subscription price of EUR 3.12 per new share. The capital increase will be subscribed for by way of set-off at their face value against the amount of the Senior Note Claim (the “Equitization of the Senior Notes”)8.

(ii)

the Convertible Bonds, reduced by an amount of approximately EUR 4.46 million[9] (this amount being paid in cash on the Restructuring Effective Date (as this term is defined hereafter) (the “Convertible Bonds Claim”).

The equitization of the Convertible Bonds Claim will be carried out via a share capital increase with removal of the shareholders’ preferential right in favor of the holders of Convertible Bonds at a subscription price of EUR 10.26 per new share. The subscription to the share capital increase will be carried out by way of set off at their face value against the Convertible Bonds Claim (the “Equitization of the Convertible Bonds”).

For the purpose hereof, the “Restructuring Effective Date” is defined as the date on which all conditions relating to the effectiveness of the restructuring plan with respect to the American “Chapter 11” proceeding and to the Safeguard Plan or legal reorganization plan (plan de redressement) (as the case may be) will have been satisfied or waived, including the implementation of the steps required to carry out the restructuring, in particular the securities issuances contemplated therein, the appeal periods having expired or not, as such date will be determined by the Board of Directors or by the Chief Executive Officer, upon delegation from the Board of Directors.

(b)	new money injection up to a maximum amount of approximately USD 500 million

The amount of such new money injection was discussed and agreed upon between the parties on the basis of negative sensitivities compared to the outlook for 2018 and 2019, relying in particular on a less favorable assumption of the oil barrel price merely stabilizing at the current USD 50-55 level, and a lower increase in the exploration expenses.

Such new money injection would be carried out by way of (i) a share capital increase with shareholders’ preferential subscription right, and (ii) the issuance of new high yield notes. Share warrants would also be granted to the shareholders and the members of the ad hoc committee of the holders of Senior Notes for free.

(i)	share capital increase with preferential subscription right

The Safeguard Plan provides for a share capital increase with preferential subscription right in an amount of up to approximately EUR 112 million10 (including share premium), by way of an issue of shares of the Company, each with a share warrant attached (ABSA) (the “Rights Issue with PSR”) at a subscription price of EUR 1.56 for each ABSA.

Three of these share warrants (the “Warrants #2”) will give the right to subscribe to two new shares at a subscription price of EUR 4.02 per new share for a 5-year period as from the Restructuring Effective Date.

It is specified that the Rights Issue with PSR is backstopped in cash for c.EUR 71.39 million (including the share premium)11 by the DNCA Entities, so that any shares not subscribed on a pro rata basis (non reducible) and on an oversubscription (reducible) basis by shareholders will ultimately be subscribed in these amounts (subject to the satisfaction of the conditions precedent). The holders of Senior Notes committed to backstop for the portion of the Rights Issue with PSR not subscribed (where applicable after making use of the subscription commitment of the DNCA Entities), by way of set-off against part of their claims against the Company under the Senior Notes. In all circumstances, subject to the satisfaction of the conditions precedent and technical adjustments, the Rights Issue with PSR will be fully subscribed.

The backstop commitment in cash will be compensated by a fee equal to 10% of the amount committed (namely an amount of approximately EUR 7.14 million for the DNCA Entities), provided that no fee will be paid in respect of the backstop commitment by way of set-off at their face value of the holders of Senior Notes.

(ii)	issuance of new high yield notes

The Safeguard Plan provides for the issuance of new notes in an amount of up to USD 375 million subscribed pursuant to a private placement agreement dated June 26, 2017, by way of the issuance by the Company of new high yield notes governed by New-York law, benefitting from second-ranking security interests, bearing interest at a rate including a variable component indexed on the LIBOR for the tranche denominated in US dollars and EURIBOR for the tranche denominated in euros (with a floor at 1%) plus 400 bps per annum and PIK of 800 bps per annum (such notes, the “New Second Lien Notes” and such issuance, the “New Notes Issuance”), each such note with a share warrant attached (the “Warrants #3”).

8

The amount of the Senior Note Claim denominated in US dollars being converted into euros in accordance with the Safeguard Plan at the exchange rate of June 14, 2017 at 12:00 p.m. CET, i.e. EUR 1 = USD 1.1206.

9	This amount corresponds to the euro equivalent of USD 5 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206.
10

This amount corresponds to the euro equivalent of approximately USD 125 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206, this amount being adjusted for technical reasons as decided by the Company in accordance with the Safeguard Plan.

11	This amount corresponds to the euro equivalent of USD 80 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206.

CGG

The Warrants #3 would be exercisable within a six-month period as from the Restructuring Effective Date and would give the right to subscribe new shares representing in the aggregate 16 % of the share capital of the Company, after dilution resulting from the issuance of shares as part of the Equitization of the Senior Notes, the Equitization of the Convertible Bonds, the Rights Issue with PSR, the exercise of all of the Backstop Warrants, Coordination Warrants and Warrants #3, but prior to the exercise of the Warrants #1 and Warrants #2 (as these terms are defined hereafter), at a subscription price of EUR 0.01 per new share. The main characteristics of these New Second Lien Notes are set forth below.

Certain eligible holders of Senior Notes undertook to subscribe for the New Notes Issuance, in accordance with the terms of a private placement agreement dated June 26, 2017. The subscribers will benefit from a backstop commitment fee equal to 7 % of the total amount of the New Notes Issuance they would have subscribed for (such fee being payable upon, and subject to, the implementation of the issuance, in cash or by way of set-off (at the Company’s election) against the subscription price of the New Second Lien Notes).

The New Notes Issuance is also being backstopped by the members of the ad hoc committee of the holders of Senior Notes (or their transferees subject to certain conditions), who will receive in this respect (x) a backstop commitment fee equal to 3 % of the total amount of the New Notes Issuance (such fee being payable upon, and subject to, the implementation of the issuance, in cash or by way of set-off (at the Company’s election) against the subscription price of the New Second Lien Notes), and (y) share warrants with a six-month exercise period as from the Restructuring Effective Date giving the right to subscribe new shares representing 1.5 % of the share capital of the Company, after dilution resulting from the issuance of shares as part of the Equitization of the Senior Notes, the Equitization of the Convertible Bonds, the Rights Issue with PSR, the exercise of all of the Backstop Warrants, Coordination Warrants and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2, at a subscription price of EUR 0.01 per new share (the “Backstop Warrants”).

(c)	free allocation of share warrants to the shareholders and to certain Senior Notes’ holders

(i)	free allocation of share warrants to the shareholders enabling them to benefit from the sector recovery

The Safeguard Plan provides for the issuance and the free allocation by the Company of warrants in favor of the shareholders of the Company, with a four-year exercise period as from the Restructuring Effective Date, one of these share warrants being allocated for each existing share and three of these share warrants giving the right to subscribe for four new shares of CGG at a subscription price of EUR 3.12 per new share (the “Warrants #1”).The Safeguard Plan provides for the issuance and free allocation by the Company of warrants in favor of the historical shareholders of the Company, as per the nineteenth resolution (the “Warrants #1”).

(ii)	free allocation of share warrants to the members of the ad hoc committee of the holders of Senior Notes

The Safeguard Plan also provides for the issuance and the free allocation by the Company of warrants in favor of the members of the ad hoc committee of the holders of Senior Notes with a six-month exercise period as from the Restructuring Effective Date giving the right to subscribe new shares representing 1 % of the share capital of the Company, after dilution resulting from the issuance of shares as part of the Equitization of the Senior Notes, the Equitization of the Convertible Bonds, the Rights Issue with PSR, the exercise of all of the Backstop Warrants, Coordination Warrants and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2, at a subscription price of EUR 0.01 per new share (the “Coordination Warrants”).

(d)	significant extension of the maturity of the secured debt by way of “exchange”

This extension of the maturity would allow the Group not to be under any repayment obligation before 2023, which would be carried out by way of the exchange of the principal amount of the claims12 resulting from the Secured Loans reduced as the case may be by an amount equal to the initial repayment in cash that will be made out of the cash proceeds of the Rights Issue with PSR and the New Notes Issuance (as described hereinafter and up to a maximum amount of USD 150 million), in exchange for new notes (the “New First Lien Notes”), whose main characteristics are set forth below.

It is specified that the exchange will be subordinated to the absence of early total repayment (and not partial repayment) of the claims in respect of the Secured Loans which would take place at the Company’s election in the context of a refinancing transaction which would occur between the date of the judgment sanctioning the Safeguard Plan and the Reference Date at the latest.

The new money raised as part of the Rights Issue with PSR and the New Notes Issuance (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Notes Issuance) will be used as follows:

•

first, and up to an amount of USD 250 million[13], for the financing of the Group’s corporate and financial needs (including (i) the payment of the accrued and unpaid interests at the Reference Date under the Convertible Bonds not equitized as part of the Equitization of the Convertible Bonds up to an amount of approximately EUR 4.46 million[14], and (ii) the payment of costs and fees in connection with the restructuring, other than backstop costs and fees and other fees related to the Rights Issue with PSR and the New Notes Issuance);

12

It is specified that the holders of claims that would be defaulting as part of the implementation of the exchange described above, where such default cannot be remedied, will see their claims in principal plus accrued interests in respect of the “Multicurrency Revolving Agreement” (which will not benefit from the initial upfront repayment up to a maximum amount of USD 150 million) spread over a ten-year period as from the date of the judgment sanctioning the Safeguard Plan (1% for the first and second years, 5% for the third to ninth years and 63% for the tenth year) without application of default interests on the sums due during the execution of the Safeguard Plan.

13	This amount being converted into euro on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.
14	This amount corresponds to the euro equivalent of USD 5 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206.

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•

second, to make the upfront initial repayment to the Secured Lenders, on a pro rata basis the amount of such repayment to Secured Lenders being limited to the maximum aggregate amount of USD 150 million;

•

the remainder being kept by the Company to face (i) its financial needs (including the payment of fees and costs in connection with the restructuring other than, in particular, the subscription and backstop fees and costs) and (ii) any delay in the Group’s redeployment.

The Chapter 11 plan has the same characteristics as that set out above and applicable to the Safeguard Plan for the concerned creditors, namely the creditors under the Secured Loans and the Senior Notes (the Chapter 11 plan and the Safeguard Plan are together referred to as the “Financial Restructuring Plan”).

Level of financial debt and liquidity after completion of the transactions provided for in the Financial Restructuring Plan

Following these transactions envisaged in the Financial Restructuring Plan, the Group would benefit from a balance sheet with a level of gross financial debt reduced from approximately USD 2.9 billion to c. USD 1.2 billion. The indicated maturities of the new notes would be the following.

The net financial debt / EBITDA ratio (leverage ratio) would be, immediately after completion of the transactions contemplated in the Safeguard Plan, close to 2.1x, while it would have exceeded 8.5x in the absence of any financial restructuring.

The restructuring would impact the Group’s liquidity as follows:

•

the implementation of the Financial Restructuring Plan would allow the Group to save, over the 2017-2019 period, a total net amount of nearly USD 225 million as financial cash costs (paid interests, principal amounts repaid) taking into account the specific costs incurred with respect to the restructuring (lawyers, advisory banks, experts, etc.) and the tax benefits arising out of the safeguard proceedings;

•

the Group’s available cash would be increased to nearly USD 300 million immediately after the completion date of the financial restructuring, corresponding to the remaining proceeds of (i) the Rights Issue with PSR, and (ii) of the New Notes Issuance, after payment of the various fees and backstop commissions and partial repayment of the Secured Loans;

•

the Group would be able to raise in the future additional secured debt, which would rank pari passu with the New First Lien Notes, up to an amount of USD 200 million, the lenders having accepted to share their security interests and collaterals up to a maximum amount of USD 900 million, being specified that following the restructuring, the New First Lien Notes would amount to USD 677 million.

Main characteristics of the financial indebtedness following the implementation of the Financial Restructuring Plan

New First Lien Notes

Except in the case of total prepayment of the claims in respect of the Secured Loans described below, the characteristics of the New First Lien Notes shall be those described below:

•

Notes governed by New York law, issued on a pari passu and pro rata basis of the principal amount of the Secured Loans, after deduction of the Upfront Pay Down (of a maximum amount of USD 150 million) out of the New Money proceeds and the Rights Issue with PSR. Any accrued and unpaid interest and fees in respect of the Secured Loans as at the Restructuring Effective Date shall be repaid in cash on such date, it being specified that no default interest shall apply;

•	Issuer: CGG Holding (U.S.) Inc.;

•	Currency: US Dollars;

•	Maturity: 5 years after the Restructuring Effective Date;

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•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	floating LIBOR (subject to a floor of 100 bps) plus 650 bps per annum in cash; and

(ii)

PIK interest, the rate thereof is definitively set on the Restructuring Effective Date, based on the aggregate principal amount outstanding under the New First Lien Notes immediately following the Restructuring Effective Date after taking into account the Upfront Pay Down (the “Outstanding Amount”), defined as follows:

•	2.50% per annum PIK if the Outstanding Amount is greater than or equal to USD 700 million;

•	between 1.25% and 2.5% per annum PIK if the Outstanding Amount is equal to or greater than USD 600 million (included) but less than USD 700 million (excluded); and

•	between 0% and 1.25% per annum PIK if the Outstanding Amount is equal to or greater than USD 500 million (included) but less than USD 600 million (excluded).

No PIK interest will be due if the Outstanding Amount is less than USD 500 million.

Coupon shall be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Early Redemption:

(i)	Optional redemption by the Company:

•

New First Lien Notes will be fully redeemable (excluding any partial redemption) at par without any fee; (it being specified that any early repayment made as from three months of the Restructuring Effective Date will result in the payment of the Rollover Fee) for a six-month period as from the Restructuring Effective Date;

•

New First Lien Notes will be redeemable, from the date that falls six months and one day after the Restructuring Effective Date to the date that falls thirty-six months after the Restructuring Effective Date, only subject to the payment by the Company of a customary make whole fee, the terms of which are detailed in the indenture of the New First Lien Notes;

•	From the first day following the expiry of a thirty-six-month period after the Restructuring Effective Date onwards, the New First Lien Notes are fully or partially redeemable at par without any fee;

(ii)	Mandatory redemption under the terms described in the indenture of the New First Lien Notes, especially in the following cases:

•

Default cases: the indenture of the New First Lien Notes contains certain usual default cases, the occurrence of which will enable the creditors to immediately request the payment of all or part of the amounts remaining due under the of the New First Lien Notes, including the following:

•	the non-payment of sums in the form of interest, principal or premium that would be due under the New First Lien Notes;

•	the non-compliance by the relevant entities of the Group with their commitments under the indenture of the New First Lien Notes (including the financial commitment described below);

•	the non-payment or early repayment of any indebtedness of the Company, or certain of its subsidiaries, for a cumulative amount of more than USD 25 million;

•	any enforcement of security interests for an amount of more than USD 25 million that is not cancelled within 40 days;

•	in the event of the occurrence of certain events related to financial difficulties affecting the Company, CGG Holding (U.S.) Inc. or a significant subsidiary.

•

Change of Control: the indenture of the New First Lien Notes provides, in the event of a change of control of the Company, that each holder of the New First Lien Notes will have the right to require the Company to acquire all or part of the debt of such holder of New First Lien Notes at a cash settled price equal to 101% of the principal amount of such debt and accrued and unpaid interest on the date of acquisition.

•	Security interests and guarantees granted:

(i)

The guarantees granted under the New First Lien Notes will be the same as those existing under the Secured Loans, which will be released, save that the following companies will not be guarantors: CGG Marine Resources Norge AS, CGG Holding I UK, CGG Holding II UK, Sercel Inc. and Sercel GRC-Corp (the “Excluded Guarantors”);

(ii)

The security interests granted under the New First Lien Notes will be the same as those existing under the Secured Loans, subject to a few adjustments notably (i) a release of the security interests granted by the Excluded Guarantors, (ii) release of the security interests granted over the streamers, the related leases, and other marine equipment granted by CGG Marine B.V., (iii) pledge of the shares of CGG Marine Resources Norge AS and shares of Excluded Guarantors held by the other guarantors under the New First Lien Notes or CGG Holding (U.S.) Inc. (the “New Guarantors”); (iv) the entering into control agreements over bank accounts and securities accounts located in the United States opened in the name of the US New Guarantors (other than in respect of (A) payroll accounts and withholding tax accounts, (B) escrow, fiduciary and trust accounts to the extent held for other persons and (C) accounts below a certain threshold); and (v) security interests over intellectual property of the New Guarantors registered in the United States;

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(iii)	Additional security interests will be granted if the outstanding amount of the gross secured debt exceeds USD 800 million (with a coverage ratio of 1.5x for any amount in excess of USD 800 million).

•	Covenants:

(i)

Financial covenants: the Group’s cash flow and equivalents cash flow (as defined in IFRS) must not be less than USD 185 million (or an equivalent amount in other currencies) to the last day of each financial quarter;

(ii)

Other covenants: the indenture of the New First Lien Notes includes certain customary negative covenants, which will, subject to certain exceptions and limitations, limit the ability of the Company and certain of its subsidiaries to realize certain transactions such as making certain distributions to shareholders or disposing of assets or making sale-and-leaseback transactions, modifying the nature of the business of the Company or certain of its subsidiaries, carrying out share capital increases, repaying certain debts subordinated to the New First Lien Notes, raising debt or granting new security interests and guarantees.

•	Other characteristics:

(i)

Possibility to incur additional indebtedness up to USD 200 million pari passu with the New First Lien Notes (up to USD 900 million for the total amount of such additional indebtedness and the New First Lien Notes, and subject to certain conditions) to finance the growth of the Group;

(ii)	The right of first refusal of creditors under the New First Lien Notes to make a new secured pari passu loan if its cost is higher than the one in place.

•

Intercreditor agreement: an Intercreditor Agreement (as this term is defined below) will provide for the treatment of the guarantees and security interests between the holders of New First Lien Notes and holders of New Second Lien Notes.

•

Rollover Fee: if the New First Lien Notes have not been refinanced in full on or before the date that falls 3 months after the Restructuring Effective Date, an additional PIK fee (the “Rollover Fee”) will be paid to the creditors under the New First Lien Notes in the amount that represents 3% of the principal amount of the New First Lien Notes issued on or before the Restructuring Effective Date, after taking into account the Upfront Pay Down;

•	Listing: the New First Lien Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•

Exchange rate: the USD amount of the claims in respect of the euro drawings under the Multicurrency Revolving Facility Agreement dated July 31, 2013 will be calculated using the Reuters EUR/USD exchange rate applicable as at midday (CET) five Business Days prior to the exchange of the Multicurrency Revolving Facility Agreement into New First Lien Notes.

New Second Lien Notes

The characteristics of the New Second Lien Notes shall be those described below:

•	Notes governed by New York law, of a total principal amount of USD 375 million broken down as follows:

(i)	Tranche 1 in USD (up to an amount of USD 375 million less the amount of the Tranche 2);

(ii)	Tranche 2 in EUR (up to an amount in euros equivalent to up to USD 100 million, depending on the demand for subscription in euros);

it being specified that the New Second Lien Notes will be subscribed under the following conditions:

•	Tranche 1: minimum denominations of USD 200,000 and multiples of USD 1,000 in excess;

•	Tranche 2: minimum denominations of EUR 100,000 and multiples of EUR 1,000 in excess;

•	Issuer: CGG SA;

•	Currency: US Dollars and euros (see above);

•	Maturity: 6 years after the Restructuring Effective Date;

•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	Tranche 1: floating LIBOR (subject to a floor of 100 bps) plus 400 bps per annum in cash, and capitalised PIK of 850 bps per annum;

(ii)	Tranche 2: floating EURIBOR (subject to a floor of 100 bps) plus 400 bps per annum in cash, and capitalised PIK of 850 bps per annum;

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Coupon shall be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Early Redemption:

(i)	Optional redemption by the Company:

•	New Second Lien Notes will be redeemable at par without any fee from the third anniversary of their issuance;

•	New Second Lien Notes will be redeemable at 120% of their nominal value from the date of their issuance to the date of the second anniversary of their issuance;

•	New Second Lien Notes will be redeemable at 112.5% of their nominal value between the date of the second and third anniversary of their issuance;

(ii)	Mandatory redemption under the terms described in the indenture of the New Second Lien Notes, especially in the following cases:

•

Default cases: the indenture of the New Second Lien Notes contains certain usual default cases, the occurrence of which will enable the creditors to immediately request the payment of all or part of the amounts remaining due under the of the New Second Lien Notes, including the following:

•	the non-payment of sums in the form of interest, principal or premium that would be due under the New Second Lien Notes;

•	the non-compliance by the relevant entities of the Group of their commitments under the indenture of the New Second Lien Notes;

•	the early repayment of any indebtedness of the Company, or any of its subsidiaries, for a cumulative amount of more than USD 25 million;

•	any enforcement of security interests for an amount of more than USD 25 million that is not cancelled within 40 days;

•	in the event of the occurrence of certain events related to financial difficulties affecting the Company or a significant subsidiary.

•

Change of Control: the indenture of the New Second Lien Notes provides, in the event of a change of control of the Company, that each holder of the New Second Lien Notes will have the right to require the Company to acquire all or part of the debt of such holder of New Second Lien Notes at a cash settled price equal to 101% of the principal amount of such debt and accrued and unpaid interest on the date of acquisition.

•	Security interests and guarantees granted:

(i)

The guarantees granted under the New Second Lien Notes will be the same as those existing under the Senior Notes, which will be released, subject to a few adjustments notably of the guarantors entitites listed hereafter: CGG Holding B.V., CGG Holding (US) Inc., CGG Marine B.V., CGG Services (U.S) Inc., Viking Maritime Inc., Alithea Resources Inc. and CGG Land (U.S.) Inc.;

(ii)	Second-ranking security interests will be granted on all the assets on which first-ranking security interests will be granted to the creditors under the issuance of the New Second Lien Notes.

•

Covenants: the indenture of the New Second Lien Notes includes certain customary negative covenants, which will, subject to certain exceptions and limitations, limit the ability of the Company and certain of its subsidiaries to realize certain transactions such as making certain distributions to shareholders or disposing of assets or making sale-and-leaseback transactions, modifying the nature of the business of the Company or certain of its subsidiaries, carrying out share capital increases, repaying certain debts subordinated to the New First Lien Notes, raising debt or granting new security interests and guarantees.

•

Intercreditor agreement: an Intercreditor Agreement (as this term is defined below) will provide for the treatment of the guarantees and security interests between the holders of New First Lien Notes and holders of New Second Lien Notes.

•	Listing: the New Second Lien Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•

Exchange rate: the amount of the tranche of the New Second Lien Notes denominated in euro will be determined on the basis of the Reuters EUR/USD exchange rate applicable at 12:00 p.m. (CET) on the second business day following the Reference Date.

Intercreditor Agreement:

The Company, CGG Holding (U.S.) Inc., certain other group companies that are guarantors of the New First Lien Notes and the New Second Lien Notes (such guarantors, together with the Company and CGG Holding (U.S.) Inc., the “Obligors”), The Bank of New York Mellon, London Branch, as trustee and collateral agent under the First Lien Notes, The Bank of New York Mellon, London Branch, as trustee and collateral agent under the New Second Lien Notes and certain other agents will enter into an intercreditor agreement (the “Intercreditor Agreement”), providing for the treatment of the guarantees and security interests between the said creditors and whose significant provisions of this agreement are summarized below.

The Intercreditor Agreement sets out the following ranking and priority of payment, among others: (i) expenses incurred by the trustees, agents and holders of the New First Lien Notes and the New Second Lien Notes in connection with enforcement actions, (ii) liabilities under the New First Lien Notes up to an agreed amount, (iii) liabilities under the New Second Lien Notes up to an agreed amount, (iv) any additional liabilities under the New First Lien Notes and (v) any additional liabilities under the New Second Lien Notes.

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The Intercreditor Agreement also sets out:

•

the ranking of certain rights to security granted by the Obligors in favor of the Secured Parties under the First Lien Notes and the Secured Parties under the New Second Lien Notes, and certain circumstances under which such security can be enforced;

•	conditions under which the Secured Parties under the New Second Lien Notes are prohibited from exercising any enforcement actions or remedies;

•	restrictions on actions permitted to be taken by the Secured Parties under the New Second Lien Notes during a bankruptcy proceeding; and

•	the order in which amounts received by the Secured Parties under the New First Lien Notes and New Second Lien Notes will be applied in certain circumstances.

Governance

The structure and composition of the Company’s Board of Directors after the restructuring will be determined in consultation with DNCA and the members of the ad hoc committee of the holders of Senior Notes who will have become and remained shareholders of the Company. The structure and composition of the Board of Directors shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, and in any case within three months following the Restructuring Effective Date.

The implementation of the Safeguard Plan

The Safeguard Plan has been unanimously approved, as part of the safeguard proceedings, by the committee gathering banks and assimilated entities (the lenders’ committee) and at a majority of 93.5% of votes cast at the bondholders’ general meeting (including the holders of Convertible Bonds as well as those of Senior Notes) on July 28, 2017 including by DNCA. The different classes of affected creditors in the context of the Chapter 11 proceedings voted in favour of the Chapter 11 plan, which was confirmed by the relevant US court on October 10, 2017; the corresponding order is to be issued shortly. The works council of the Company, also consulted with respect to the Safeguard Plan, rendered a favorable opinion at its meeting held on October 2, 2017.

The effective implementation of the Safeguard Plan and the Chapter 11 plan remains subject to the following conditions:

•

approval by the shareholders’ general meeting of resolutions required for the implementation of the Safeguard Plan, in particular those relating to the share capital reduction by reducing the unit par value of the Company’s shares to EUR 0.01;

•	the abovementioned share capital reduction being effectively carried out;

•

the sanctioning of the Draft Safeguard Plan, as approved by the lenders’ committee and the bondholders general meeting on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the Safeguard Plan on November 6, 2017;

•

confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the Safeguard Plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•

the obtaining of the AMF visa on the prospectus relating to the Rights Issue with PSR, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018; and

•

satisfaction of all conditions precedent provided for in the restructuring documents, in particular including the indenture relating to the New First Lien Notes issued as part of the restructuring of the Secured Loans, the indenture relating to the New Second Lien Notes and the New Second Lien Interest Notes and the various terms and conditions of the warrants.

It is specified that the members of the ad hoc committee of the holders of Senior Notes have waived the condition precedent provided for in the Safeguard Plan relating to the obtaining of a final waiver from the Autorité des Marchés Financiers not to launch a mandatory tender offer on the ground that they do not act in concert. In addition, pursuant to the Safeguard Plan, the settlement and delivery of the securities described above should occur on February 28, 2018 at the latest.

The settlement and delivery of all the issues of securities described above shall occur concomitantly with the settlement and delivery of the Rights Issue with PSR, subject to satisfaction of all the abovementioned conditions precedent. The issuances provided for under the Safeguard Plan and the Chapter 11 plan shall be regarded as a whole: if one of them could not be implemented, none of them would be implemented.

If one of the conditions set out above fails to be satisfied, the Financial Restructuring Plan may not be implemented. In this case, or if the implementation timetable is not respected, according to the Company cash flow forecasts, the Group liquidity may decrease below the required level to run the operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, in such cases, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

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Challenge of the Safeguard Plan by certain holders of Convertible Bonds

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan adopted by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017, to be examined at the examination hearing of the Safeguard Plan scheduled on November 6, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenge the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes is not justified by the differences in their situations and would be, in any event, disproportionate.

The Company considers that the holders of Convertible Bonds are not in the same situation as the Senior Notes’ holders, in particular regarding the guarantees given to the latter, and hence the differentiated treatment provided for under the Safeguard Plan complies with law.

Should this claim be declared well-founded by the Court, the Court could not adopt the Safeguard Plan insofar as it does not have the power to modify its terms.

If the action was declared groundless and the Safeguard Plan is sanctioned by the Court, the holders of Convertible Bonds might appeal this judgment, which will, nevertheless, remain fully enforceable on a provisional basis (the implementation of the safeguard plan would not be suspended), except in the event of (i) an appeal from the Public Prosecutor’s office (parquet) or (ii) the suspension of the provisory enforcement pronounced by the first president of the Paris Court of Appeal, by an interlocutory proceedings (en référé) at the request of the claimants, pursuant to article R. 661-1 of the French Commercial Code, and provided that the grounds relied on in support of the appeal appear serious.

If such a request were granted, the implementation of the Financial Restructuring Plan would be delayed or jeopardized (see also paragraph 3.1.1.1 “In the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, with a compromised continuity of operations, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions”). Although the Company believes that the occurrence of this risk of suspension of the provisional enforceability of the judgment sanctioning the plan prior to the implementation of the Financial Restructuring Plan is unlikely, it cannot be completely excluded. Furthermore, following the implementation of the Financial Restructuring Plan, the Safeguard Plan could be canceled with retroactive effect if the Court of Appeal accepted the claimants’ requests. Such a cancellation could theoretically have the effect of invalidating the financial restructuring of the CGG group.

Independent expert

The Company’s Board of Directors has appointed Ledouble SAS to act as an independent expert in accordance with applicable law for the purpose of assessing the fairness to CGG shareholders of the restructuring as envisaged by the Safeguard Plan and whose corresponding resolutions are submitted to the shareholders’ combined general meeting to be held on October 31, 2017. Its report is reproduced in full in the prospectus which has obtained the visa of the Autorité des Marchés Financiers today.

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1.7.	LEGAL STRUCTURE – INTRA-GROUP RELATIONS

1.7.1.	Structure chart

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[Placeholder for group structure chart]

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2.	ENVIRONMENT, SUSTAINABLE DEVELOPMENT & EMPLOYEES

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

2.2.	EMPLOYEES

As of September 30, 2017, the CGG Group had 5,323 permanent employees, 1,265 of whom worked in France.

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3.	RISKS AND CONTROL

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below, except for paragraph 3.1.1. of the Registration Document replaced by paragraph 3.1.1. of this Update to the Registration Document.

3.1.	RISK FACTORS

3.1.1	Risk factors associated with the Group’s financial restructuring

3.1.1.1.

In the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, with a compromised continuity of operations, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions

The implementation of the Safeguard Plan and Chapter 11 plan (together the “Financial Restructuring Plan”) is subject to the following conditions:

•

the approval by the Company’s extraordinary general meeting of shareholders which is scheduled to convene on October 31, 2017 of the resolutions required to implement the Safeguard Plan, and notably the resolution relating to the share capital reduction through diminution of the share par value to one (1) euro cent;

•	the effective completion of the above share capital reduction;

•

the sanctioning of the Safeguard Plan approved by both the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, by an enforceable judgment of the Paris Commercial Court; according to the tentative schedule, the court hearing on the Safeguard Plan sanctioning should be on November 6, 2017;

•

the confirmation of the Chapter 11 plan by the competent court in the United States and the recognition by the competent court in the United States of the judgment sanctioning the Safeguard Plan, as part of the Chapter 15 proceeding, in enforceable decisions;

•

obtaining of the AMF visa on the prospectus relating to the Rights Issue with PSR, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018;

•

the satisfaction of all conditions precedent provided for in the implementation documents of the restructuring, which includes notably the indenture of the New First Lien Notes, of the New Second Lien Notes and of the New Interest Second Lien Notes, or the terms and conditions of the various warrants;

it being specified that the Restructuring Effective Date shall occur at the latest on February 28, 2017.

Failure to satisfy one or more of these conditions will prevent the implementation of the Financial Restructuring Plan.

Should one of the conditions set out above fail to be satisfied, the Financial Restructuring Plan may not be implemented. In this case, or if the implementation timetable is not respected, according to the Company cash flow forecasts, the Group liquidity may decrease below the required level to run the operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, in such cases, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.1.2.	Risk stemming from the failure to implement the share capital reduction submitted to the Company’s general meeting of shareholders scheduled to convene on October 31, 2017

Objections by one or more Company creditors to the share capital reduction through diminution of the share par value from EUR 0.80 to EUR 0.01 per share, submitted to the Company’s general meeting of shareholders scheduled to convene on October 31, 2017, in the twenty-day period from the filing of the general meeting of shareholders decisions, could delay or, in certain cases, call into question the issuance on the current terms and conditions of the securities provided for under the Financial Restructuring Plan, or could raise the cost to the Company thereof. For the consequences of the non-implementation of the Financial Restructuring Plan, see also section 3.1.1.1 “In the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, with a compromised continuity of operations, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions” of this Update to the Registration Document.

3.1.1.3.

Should the Company’s general meeting of shareholders not approve the resolutions required to implement the safeguard plan on October 31, 2017, the signatories of the lock-up and restructuring support agreements could be released of their commitments

Should the Company’s general meeting of shareholders not approve the resolutions required to implement the safeguard plan on October 31, 2017, including because of a lack of quorum, the signatories of the lock-up and restructuring support agreements could be released from their commitments, except in the event that judicial reorganization proceedings (redressement judiciaire) were to be opened within 15 days of the general meeting’s negative vote, with a view to applying article L. 631-19-2 of the French Commercial Code, known as “Loi Macron” mechanism. In addition, the DNCA Entities could be released of their obligation to support the plan and to backstop the Rights Issue with PSR. The same could apply to the Senior Noteholders that are signatories to the commitments relating to the new money injection pursuant to the Private Placement Agreement.

CGG

If this were to occur, the Financial Restructuring Plan may not be implemented. If this were to occur, or if the implementation timetable is not respected, according to the Company cash flow forecasts, the Group liquidity may decrease below the required level to run the operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, in such cases, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.1.4.	Risks stemming from the dilutive impact of the Company’s financial restructuring measures on the current equity interests of the current shareholders and holders of American Depositary Shares

The Financial Restructuring Plan provides, on the one hand, for the conversion into capital of a significant portion of the existing financial debt and, on the other hand, for the injection of new capital through notably a share capital increase with preferential subscription rights of the shareholders. Some of these issuances of new securities would be implemented at subscription prices substantially lower than the stock price of CGG shares (see paragraph 1.6 “Recent developments” for details on the subscription price by type of issue). In addition, different types of warrants would be issued in favor of the current financial creditors of the Group.

The number of shares resulting from the equitization of the Senior Notes, Warrants #3, Coordination Warrants and Backstop Warrants to be issued depends in particular on the amount of the Rights Issue with PSR subscribed for by the holders of Senior Notes as part of their backstop commitment (their subscriptions would be by way of set-off against claims) and of the Rights Issue with PSR. Accordingly, the final number of Warrants #3, Coordination Warrants and Backstop Warrants to be issued will only be known after the results of the Rights Issue with PSR subscriptions are known. In addition, the number of shares resulting from the equitization of the Senior Notes and the Convertible Bonds will depend on the aggregate total amount in principal and accrued and unpaid interests at the Reference Date. The various issuances would be highly dilutive for the shareholders.

Upon completion of the Company’s financial restructuring, assuming an aggregate debt outstanding in principal and accrued unpaid interest on the Reference Date (assuming that the Reference Date will be December 20, 2017, based on the indicative timetable) of (i) EUR 366,024,528 relating to the Convertible Bonds and (ii) EUR 1,467,924,425 relating to the Senior Notes, if cash subscriptions under the Rights Issue with PSR amount to EUR 112,215,065.0415, the Company’s current shareholders and holders of American Depositary Shares would only hold 3.2% of its equity after allowing for the dilutive impact of the Equitization of the Senior Notes, the Equitization of the Convertible Bonds and the exercise of the Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of the Warrants #2 and Warrants #1.

Such dilution may adversely affect the trading price of the shares and the American Depositary Shares. In addition, it will limit the possibility for the current shareholders before implementation of the financial restructuring to influence the structure and composition of board of the directors of the Company after implementation of such restructuring (see also paragraph 4.2.1.1. of this Update to the Registration Document).

3.1.1.5.

Risks related to the potential rejection by the competent court in the US of the Chapter 11 plan and of the request for recognition of the judgment sanctioning the safeguard plan under the Chapter 15 proceeding, as well as by the Paris Commercial Court

Once adopted by the relevant creditors at the required majority, the draft Chapter 11 plans will be submitted to the competent court in the US for confirmation. A rejection decision by such court may be challenged by the Company.

Subject to approval of the resolutions required to implement the Safeguard Plan by the general meeting of shareholders of the Company (such plan having been approved by the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017), the Paris Commercial Court will review the Safeguard Plan during the hearing planned on November 6, 2017, according to the tentative timetable, in order to sanction it.

Articles L. 661-1 I(6), R. 661-3 and R. 662-1 of the French Commercial Code provide for the possibility of appealing a judgment sanctioning a safeguard plan within 10 days of the publication of the judgment (except in the case of the public prosecutor, for whom the period runs from the date of receipt of a notification of the judgment). Judgments may be appealed by the obligor, the trustee, the receiver (mandataire judiciaire), the works council (comité d’entreprise) or, in its absence, the staff representatives, and the public prosecutor. Appeals may also be filed by individual creditors, provided they have voiced an objection to the voting procedure at the bank and financial institutions’ committee or at the general meeting of bondholders. Only an appeal by the public prosecutor automatically causes the proceeding to be suspended. A decision sanctioning the safeguard plan may be challenged by third parties, but not a decision rejecting it, according to article L. 661-3 of the French Commercial Code.

As of the date of this Update to the Registration Document, no assurance can be given concerning the decisions which will be issued by the competent courts.

[15]

This amount corresponds to the euro equivalent of approximately USD 125 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206, this amount being adjusted for technical reasons as decided by the Company in accordance with the Safeguard Plan.

CGG

3.1.1.6.	Risks stemming from a potential appeal against the judgment sanctioning the Company’s safeguard plan

The Company’s Safeguard Plan was approved by the bank and financial institutions’ committee and by the general meeting of bondholders on July 28, 2017. The Paris Commercial Court is expected to rule on the sanctioning of the Company’s safeguard plan in November or December 2017, according to the indicative timetable.

Articles L. 661-1 I(6), R. 661-3 and R. 662-1 of the French Commercial Code provide for the possibility of appealing a judgment sanctioning a safeguard plan within 10 days of the publication of the judgment (except in the case of the public prosecutor, for whom the period runs from the date of receipt of a notification of the judgment). Judgments may be appealed by the obligor, the trustee, the receiver (mandataire judiciaire), the works council (comité d’entreprise) or, in its absence, the staff representatives, and the public prosecutor. Appeals may also be filed by individual creditors, provided they have voiced an objection to the voting procedure at the bank and financial institutions’ committee or at the general meeting of bondholders. Only an appeal by the public prosecutor automatically causes the proceeding to be suspended.

Also, articles L. 661-3 and R. 661-2 of the French Commercial Code govern how third parties may object to a judgment approving a safeguard plan. Third parties may only challenge a decision sanctioning the safeguard plan, but not a decision rejecting it. Such recourse may be filed by any person with an interest in the matter, provided that they were not a party to and were not represented in the judgment they challenge and that they rely on specific remedies or on the fact that they were fraudulently deprived of their rights. Challenges by third parties must be filed with the clerk of the court no later than ten days after the publication of the judgment in the Bulletin officiel des annonces civiles et commerciales (BODACC), which period may be extended based on distance, as provided for in article 643 of the French Code of Civil Procedure.

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan adopted by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017, to be examined at the examination hearing of the Safeguard Plan scheduled on November 6, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenge the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes is not justified by the differences in their situations and would be, in any event, disproportionate.

The Company considers that the holders of Convertible Bonds are not in the same situation as the Senior Notes holders, in particular regarding the guarantees given to the latter, and hence the differentiated treatment provided for under the Safeguard Plan complies with law.

Should this claim be declared well founded by the Court, the Court could not adopt the Safeguard Plan in so far as it does not have the power to modify its terms.

If the action was declared groundless and the Safeguard Plan is sanctioned by the Court, the holders of Convertible Bonds might appeal this judgment, which will, nevertheless, remain fully enforceable on a provisional basis (the implementation of the safeguard plan would not be suspended), except in the event of (i) an appeal from the Public Prosecutor’s office (parquet) or (ii) the suspension of the provisory enforcement pronounced by the first president of the Paris Court of Appeal, by an interlocutory proceedings (en référé) at the request of the claimants, pursuant to article R. 661-1 of the French Commercial Code, and provided that the grounds relied on in support of the appeal appear serious.

If such a request were granted, the implementation of the Financial Restructuring Plan would be delayed or jeopardized (see also paragraph 3.1.1.1 “In the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, with a compromised continuity of operations, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions”). Although the Company believes that the occurrence of this risk of suspension of the provisional enforceability of the judgment sanctioning the plan prior to the implementation of the Financial Restructuring Plan is unlikely, it cannot be completely excluded. Furthermore, following the implementation of the Financial Restructuring Plan, the Safeguard Plan could be canceled with retroactive effect if the Court of Appeal accepted the claimants’ requests. Such a cancellation could theoretically have the effect of invalidating the financial restructuring of the CGG group.

As of the date of this Update to the Registration Document, no assurance can be given concerning the outcome of this appeal.

3.1.1.7.

Risks stemming from a potential appeal suspending the confirmation by the competent court in the US of the Chapter 11 plan or the recognition by the competent court in the US of the judgment sanctioning the Safeguard Plan, under the Chapter 15 proceeding

At the confirmation hearing, the competent court in the United States will determine whether the conditions for confirming the plan, as stated in section 1129(a) of the US Bankruptcy Code are satisfied, including: (i) if the Chapter 11 plan was proposed in good faith; (ii) if any holder of an impaired claim has agreed to the Chapter 11 plan or is going to receive assets, under the terms of the Chapter 11, with a value on the plan’s effective date of no less than what that creditor would receive if the debtors were liquidated in accordance with Chapter 7 of the US Bankruptcy Code; and (iii) if it is probable that the confirmation of the Chapter 11 plan will not be followed by a liquidation, or will not require a new financial reorganization of the debtors or their successors under the Chapter 11 plan. Even if the Chapter 11 plan is expected to satisfy all requirement necessary for it to be confirmed by the competent court in the US, no assurance can be given as to how the court will rule. In addition, even if all classes of creditors called upon to approve the Chapter 11 plan vote for it, section 1128(b) of the US Bankruptcy Code provides than any interested party may challenge the confirmation of the Chapter 11 plan. Likewise, the competent court in the US, which may exercise its discretionary authority in its capacity as a court ruling on equitable principles could decide not to confirm the Chapter 11 plan, notwithstanding the absence of any objection to the confirmation.

As part of the Chapter 15 proceeding, the competent court in the US will be asked to issue a ruling recognizing the judgment sanctioning the Safeguard Plan and making it enforceable in the United States. In this respect and in order to satisfy the requirements of the US Bankruptcy Code, evidence will have to be submitted showing that enforcement of the judgment sanctioning the Safeguard Plan is not manifestly contrary to United States public policy. As of the date of this Update to the Registration Document, no assurance can be given as to the decision by the competent court in the US to recognize the consequences of the judgment sanctioning the Safeguard Plan.

CGG

If the competent court in the US decides to confirm the Chapter 11 plan and to make the Safeguard Plan enforceable in the United States, any interested party could file an appeal within 14 days of the US court rulings concerned. The party appealing the decision to confirm the Chapter 11 plan or to recognize the French safeguard plan in the United States could apply for a stay of the judgment’s execution until an appeal is heard. However, this application for a stay of proceedings could be subject to security deposit by the party applying for the stay. One of the conditions precedent to the implementation of the Chapter 11 plan is that the decisions confirming the Chapter 11 plan and making the Safeguard Plan binding in the United States under the Chapter 15 proceeding must not be stayed. Furthermore, one of the conditions precedent to the implementation of the Safeguard Plan is that those decisions are enforceable and that the periods for filing appeals have expired. As of the date of this Update to the Registration Document, no assurance can be given as to the fact that these conditions precedent will be satisfied.

3.1.1.8.	Risk related to the effect of insolvency procedures

While the Company believes that the Safeguard Plan and Chapter 11 plan will be of short duration and will not be materially disruptive to their businesses, the Company cannot be certain that this will be the case. Although the Chapter 11 plan and the Safeguard Plan are intended to effectuate a coordinated financial restructuring of the Group, and enjoy substantial support from the requisite majorities of the Company’s secured and unsecured debtholders, it is impossible to predict with certainty the amount of time which may be spent under bankruptcy or under court supervision, or to assure that the Safeguard Plan will be sanctioned by the Paris Commercial Court and then recognized by the competent court in the US in the context of the Chapter 15 procedure, or that the Chapter 11 plan will be confirmed by a binding decision. Even if confirmed on a timely basis, the French and United States court proceedings could have an adverse effect on the Company’s businesses. Among other things, it is possible that the proceedings could adversely affect the Company’s relationships with its key vendors, employees, and customers.

In particular, such procedures may affect the Group’s relationships with, and its ability to negotiate favorable terms with, creditors, customers, vendors, employees and other personnel and counterparties, or affect the ability of the Group companies to maintain normal credit conditions with its suppliers. Moreover, public perception of the Group’s continued viability may affect, among other things, the desire of new and existing customers to enter into or continue their agreements or arrangements with the Group. The failure to maintain any of these important relationships could adversely affect the Group companies’ business, financial condition and results of operations.

Also, the Group companies’ transactions that are outside of the ordinary course of business are generally subject to the approval of the competent court, which may limit the Group’s ability to respond on a timely basis to certain events or take advantage of certain opportunities. As a result, the effect that the ongoing insolvency procedures will have on the businesses, financial conditions and results of operations cannot be accurately predicted or quantified at this time.

In any event, the proceedings also involve additional expense and may divert some of the attention of the Company’s management away from business operations.

3.1.1.9.	The Group’s revenue and the liquidity available until the Restructuring Effective Date may be insufficient to fund the operational needs of the Group

Although the Group projects that it will have sufficient liquidity to operate its businesses through the Restructuring Effective Date, there can be no assurance that the revenue generated by the Group’s business operations and the cash available will be sufficient to fund the Group’s operations. The Group does not currently have financing available to it in the form of a debtor-in-possession credit facility or DIP facility. In the event that revenue flows are not sufficient to meet the Group’s liquidity requirements, the Company may be required to seek such financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable to the Group. If the Company is unable to obtain additional financing, it could then be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.2.	Risks related to the business of the Company and its subsidiaries

3.1.2.2.	The Group must bear the risks related to its international operations

With operations worldwide, including in emerging markets, the Group’s business and results of operations are subject to various risks inherent in international operations. These risks include:

•

instability of foreign economies and governments, which can cause investment in capital projects by the Group’s potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for the CGG’s services;

•	risks of war, terrorism, riots and uprisings, which can make it unsafe to continue operations, adversely affect budgets and schedules and expose the Group to losses;

•	risk of piracy, which may result in delays carrying out customer contracts in affected areas or their termination;

•	seizure, expropriation, nationalization or detention of assets, or renegotiation or nullification of existing contracts;

•	foreign exchange restrictions, import/export quotas, sanctions and other laws and policies affecting taxation, trade and investment; and

•

availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, that limit the movement of qualified crew members or specialized equipment to areas where local resources are insufficient.

CGG

The Group is exposed to these risks in all of its international operations to some degree, particularly in emerging markets where the political and legal environment is less stable. The Group is subject to the risk of adverse developments with respect to certain international operations and any insurance coverage it has may not be adequate to compensate the Group for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government and/ or European Union authorities’ approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. Thus, in the case of the U.S. legislation, non-U.S. persons employed by the Group’s separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade 10 embargoes and sanctions by the U.S. Office of Foreign Assets Control (“OFAC”), including countries that have been designated by the U.S. government as state sponsors of terrorism. The Group has typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services, the sale of software licenses and software maintenance and the sale of Sercel equipment. The Group has current and ongoing relationships with customers in these countries.

The Group has procedures in place to conduct these operations in compliance with applicable U.S. and European laws. However, failure to comply with U.S. or European laws on equipment and services exports could result in material fines and penalties, damage the Group’s reputation, and negatively affect the market price of the CGG’s securities. In addition, the Group’s presence in these countries could reduce demand for the CGG’s securities among certain investors.

Certain of our clients and certain tax, social security or customs authorities may request that the Company or certain of its subsidiaries or affiliates post performance bonds or guarantees issued by financial institutions, including in the form of standby letters of credit, in order to guarantee its legal or contractual obligations. As at June 30, 2017, the amount of bank guarantees or guarantees granted by the Company to certain clients amounted to approximately USD 751 million. The financial position of the Company has led financial institutions to revise their policies by phasing out existing guarantees and requiring the establishment of cash collateral (or their equivalent in the relevant jurisdiction) for any new guarantee or renewal of existing guarantees. At the end of June 2017, the amount of the guarantees granted by financial institutions in favor of clients of the Group amounted to approximately USD 63 million. At the same date, the amount of the cash collaterals (or their equivalent) implemented by the Group amounted to approximately USD 23 million (reported in the financial statements as fixed assets and financial investments). Since June 14, 2017, the date of the opening of the safeguard procedure in respect of the Company, the operational guarantees which it would be required to give, namely either parent company guarantees or bank guarantees of the Company (the latter generally requires, having regard to the financial position of the Company, the establishment of a cash collateral of the same amount), must be authorized by order of the bankruptcy judge (juge-commissaire) of the Commercial Court of Paris in accordance with article L. 622-7 of the French Commercial Code. To date, all applications for permission to do so have been accepted by the bankruptcy judge (juge-commissaire). However, no assurance can be given as to whether such authorizations will be granted in the future. The Group cannot assure that it will be able to provide these bonds or guarantees in the amounts or durations required or for the benefit of the necessary parties. Failure to comply with these requests could reduce the Group’s capacity to conduct business or perform its contracts. In addition, if the Group does provide these bonds or guarantees, its clients or the relevant authorities may call them under circumstances that the Group believes to be improper, and the Group may not be able to challenge such actions effectively in local courts.

The Company and certain of its subsidiaries and affiliated entities also conduct business in countries where there is government corruption. The Group is committed to doing business in accordance with all applicable laws and codes of ethics, but there is a risk that the Company, its subsidiaries or affiliates or their respective officers, Directors, employees or agents may act in violation of the codes and applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect the Group’s business and results of operations, financial condition or reputation.

3.1.3	Risks related to the industry

3.1.3.7.	The Group has high levels of fixed costs that are incurred regardless of its level of business activity, including in relation to bareboat charters

The Group has high fixed costs and seismic data acquisition activities that require substantial capital expenditures and long-term contractual commitments. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect its ability to generate revenue could result in significant operating losses.

The Group has implemented its Transformation Plan in an effort to reduce its high fixed costs in light of the difficult market environment, with a focus on high value-added activities and a reduction of our fleet to five vessels principally dedicated to multi-client activity, as well as cost saving actions and a reduction in investments. However, we cannot assure you that this plan will be sufficient to respond to market pressures, which could have a material adverse effect on the Group’s results, financial position and prospects.

After the implementation of the Transformation Plan, the Group continues to operate certain of its marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced during the term of the charters. In 2017, the Group has taken steps to reduce its annual charter costs, as described in paragraph 1.6. “Recent Developments” of the Registration Document. As a result of these measures, and as at June 30, 2017, the aggregate amount of its off balance sheet commitment for bareboat charters for its fleet was USD492.1 million. Of this amount, USD410.9 million corresponded to vessels operated by Global Seismic Shipping (GSS), USD17.6 million corresponded to vessels that have already been coldstacked and USD63.6 million corresponded to other vessels operated by the Group. These costs can not be readily reduced further before the charters expire. The charters of the boats operated by GSS expire in 2027, the last charter of the stopped boats expires in 2020 and the last charter of the other operated boats expires in 2020. While the Group believes that these steps will make its marine acquisition activity more competitive, it will continue to have high levels of fixed costs in a market with historically low levels of demand and pricing, which could have a material adverse effect on its results, financial position and prospects.

CGG

3.1.4	Risks related to the indebtedness of the Group

3.1.4.1	The debt agreements of the Group contain restrictive covenants that may limit its ability to respond to changes in market conditions or pursue business opportunities

The agreements governing the actual Group’s borrowings (including the 2019 secured term loans entered into on December 22, 2015) and US and French revolving facilities contain restrictive covenants that limit the Group’s ability and the ability of certain of its subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or reimburse subordinated debt prior to its maturity;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

Complying with the restrictions contained in some of these agreements requires the Group to meet certain ratios and tests, relating notably, to consolidated interest coverage and net indebtedness, and to maintain liquidity at a certain level.

The deterioration of market conditions in 2016, which we expect to continue in 2017, has negatively affected the ability of the Group to respect the financial covenants in certain of our Credit Facilities and the Nordic credit facility. To face this situation, the Group obtained, in December 2016, consent from the requisite majority of lenders under (i) the French and US revolving facilities and (ii) the Nordic credit facility, for the disapplication of the testing of the Total Leverage Ratio and the Interest Cover Ratio in respect of the relevant period ended on December 31, 2016. The Group obtained a further consent from such lenders and the 2019 secured term loan lenders for the relevant period ended March 31, 2017. It is specified that following the incorporation of Global Seismic Shipping AS (GSS) in April 2017, the Group is no longer a borrower under the Nordic credit facility and is no longer subject to restrictive covenants (as financial covenants relating to the Group).

Since then, the lock-up agreement entered into on June 13, 2017 provides that these ratios and tests are no longer applied as long as the lock-up agreement remains in force, it being specified that, in any event, non-compliance with such ratios and tests would not have financial consequences for the Company and its 14 foreign Garantor subsidiaries and sub-subsidiaries taking into account the safeguard proceedings (with its recognition in the United States via the “Chapter 15” proceeding by judgment dated July 13, 2017 ) and “Chapter 11” proceedings opened by judgments of the competent Courts on June 14, 2017.

The New First Lien Notes (except in the event of the full early repayment of the Secured Loans as described in paragraph 1.6 « Recent developments » above) and the New Second Lien Notes will contain similar restrictive covenants in respect of the Company and certain of its subsidiaries. The New First Lien Notes will include a commitment for the Group to maintain a certain cash level.

The requirement for the Group to comply with these provisions may adversely affect its ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, sell assets, fund capital expenditures, or withstand a continuing or future downturn in our business.

Information relating to the Group’s indebtedness and the restrictions provided for in its borrowing agreements is set forth in note 13 to its 2016 consolidated financial statements and in sub-paragraph entitled “Main characteristics of the financial indebtedness following the implementation of the restructuring plan” included in paragraph 1.6 “Recent developments” of this Update to the Registration Document.

3.1.4.2

If the Group is unable to comply with the restrictions and covenants in the indentures governing the senior notes, the agreements governing its credit facilities and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment

The opening of the safeguard proceedings with respect to the Company (with its recognition in the United States through the “Chapter 15” proceedings), as well as the opening of the Chapter 11 proceedings with respect to the 14 subsidiaries and sub-subsidiaries which are Guarantors, resulted in the suspension of any action for payment or enforcement proceedings against them in particular with respect to the senior notes and credit facilities.

Assuming that the restructuring is implemented (which should occur on February 28, 2018 at the latest), if the Group is unable to comply with the restrictions and covenants in the indentures governing its senior notes or in other current or future debt agreements, there could be a default under the terms of these indentures and agreements. The Group’s ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond its control. As a result, the Group cannot assure that it will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In certain events of default under these agreements, lenders could terminate their commitments to lend or accelerate the loans or bonds and declare all amounts outstanding due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, the Group’s assets might not be sufficient to repay in full all of its outstanding indebtedness and it may be unable to find alternative financing. Even if the Group could obtain alternative financing, it might not be on terms that are favorable or acceptable to the Group.

CGG

Please also refer to paragraph 3.1.1 “Risk factors associated with the Company’s financial restructuring”.

3.1.4.4.

To refinance its indebtedness and make capital expenditures, the Group requires a significant amount of cash and the implementation of the Financial Restructuring Plan (including new money), and its ability to generate cash and to implement the safeguard plan will depend on many factors beyond its control.

The Group’s ability to refinance its indebtedness and to fund planned capital expenditures, depends in part on its ability to generate cash in the future and its ability to implement the Safeguard Plan and the Chapter 11 plan (see paragraph 3.1.1 “Risk factors associated with the Company’s financial restructuring”). This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

In light of the Group’s results of the first half of 2017 and given the challenging market conditions which persist, the Group expects 2017 operating results to be in line with 2016; however, the Group expects downward pressure on cash flow generation in 2017 compared to 2016. In this environment and given delays in market recovery, the Group agreed with its principal creditors on a Financial Restructuring Plan. In the absence of realization of new money in accordance with the Financial Restructuring Plan during the first quarter of 2018 or other transactions bringing new liquidity, the Group would not have, according to its cash flow forecasts, a level of liquidity allowing it to carry out its operations, thereby jeopardizing the continuity of operations. If the Group can not implement the Financial Restructuring Plan, it could be placed under judicial reorganization proceedings (redressement judiciaire) and wound up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.4.5	Liquidity risk

The Group considers its amount of debt to be too high given the difficult market environment impacting its volume of business. This market environment is expected to continue in 2017. The Group does not expect its performance to generate sufficient cash flow to service its current level of debt over the years to come. The Group has therefore drawn up with its principal creditors a Financial Restructuring Plan. The objective of this restructuring is to provide the Group with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to its cash flows. See paragraph 3.1.1 “Risk factors associated with the Group’s financial restructuring” and paragraph 1.6 ‘Recent developments”.

As of June 30, 2017, the Group’s net financial debt (defined as gross financial debt less cash and cash equivalents) amounted to USD 2,497 million out of a total capital employed of USD 3,273 million, with USD 2,812 million of gross financial debt (based on the closing exchange rate of USD 1.1412 per euro, including EUR 323 million related to the debt component, according to IFRS, of the Convertible Bonds due 2019 and 2020, and including USD 59 million of bank overdrafts and accrued interest). As of June 30, 2017, the Group’s available financial resources amounted to USD 221 million (including cash, cash equivalents and marketable securities and excluding trapped cash). As of that date, the Group had a debt reimbursable in cash or shares amounting to USD 2,514 million (defined as the net financial debt less financial leases, and before IFRS accounting adjustments related to convertible bonds and issuing fees).

In the context of a difficult market environment, which started for the seismic industry in the second semester of 2013 with a significant reduction of capital expenditures by the Group’s clients outside of North America and intensified with the sharp decline in oil prices since the fall of 2014, the Group confronts a reduction in demand for its products and services and the resulting pricing pressure in its industry. As of June 30, 2017, the Group’s operating income amounted to a loss of USD 195 million, compared to an operating loss of USD 111 million as of June 30, 2016 (or a loss of USD 71 million, excluding depreciation of goodwill, assets and restructuring costs, against a comparable loss of USD 104 million as of June 30, 2016). It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether oil prices will remain at their current low levels, or whether current market conditions will deteriorate further.

The Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the USD 315 million of Group liquidity as of June 30, 2017 does not allow to fully fund our current operations until at least June 30, 2018.

If the Financial Restructuring Plan was not implemented, or if the agenda for implementing such plan is not complied with, the cash level of the Group may fall, as early as the first quarter of 2018, below the threshold allowing it to carry out its operations, according to the cash flow forecasts of the Group, thereby jeopardizing the continuity of operations. This could also lead to the Group being placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and to its winding up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.4.8	Subsequent to the Restructuring Effective Date, the Group will have a new debt structure and its ability to deal with it will depend in particular on factors beyond its control

Subsequent to the Restructuring Effective Date, the Group’s indebtedness will be composed of New First Lien Notes, New Second Lien Notes and New Second Lien Interest Notes. The New First Lien Notes will be issued by CGG Holding (US) Inc., with security interests and guarantees. The New Second Lien Notes and the New Second Lien Interest Notes will be issued by CGG, with security interests and guarantees. In addition, in accordance with the safeguard plan, CGG will be required to use the new money from the Rights Issue with PSR and the New Notes Issuance (net of the subscription and backstop fees as well as other related costs and fees) in order to proceed with the initial upfront repayment of the lenders under the Secured Loans, the amount of which is limited to a maximum total amount of USD 150 million (see paragraph 1.6 “Recent developments”). The Group’s ability to confront its indebtedness will depend, among other things, on the Group’s future operating results, which will be partly the result of economic, financial, competitive and other factors beyond the control of the Group. The Company and its subsidiaries may not be able to generate sufficient cash flows to service their debt and finance their capital and research and development expenditures. This could have a negative impact on the Company’s ability to grow its business and restore profitability.

CGG

3.5.	LITIGATION AND ARBITRAL PROCEEDINGS

The Company is involved from time to time in judicial proceedings arising in the ordinary course of business. As of the date hereof, there are no governmental, judicial or arbitral proceedings, including any proceedings of which the Company is aware, that is pending or threatened against the Company, that may have or had in the past 12 months adverse effects on the financial situation or profitability of the Company or its Group. The description of the judicial or arbitral proceedings set out in the Registration Document is supplemented as follows:

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan adopted by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017, to be examined at the examination hearing of the Safeguard Plan scheduled on November 6, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenge the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes is not justified by the differences in their situations and would be, in any event, disproportionate.

The Company does not consider the holders of Convertible Bonds to be in the same situation as the Senior Notes holders, in particular regarding the guarantees given to the latter, and hence the differentiated treatment provided for under the Safeguard Plan complies with law.

Should this claim be declared well founded by the Court, the Court could not adopt the Safeguard Plan in so far as it does not have the power to modify its terms.

If the action was declared groundless and the Safeguard Plan is sanctioned by the Court, the holders of Convertible Bonds might appeal this judgment, which will, nevertheless, remain fully enforceable on a provisional basis (the implementation of the safeguard plan would not be suspended), except in the event of (i) an appeal from the Public Prosecutor’s office (parquet) or (ii) the suspension of the provisory enforcement pronounced by the first president of the Paris Court of Appeal, by an interlocutory proceedings (en référé) at the request of the claimants, pursuant to article R. 661-1 of the French Commercial Code, and provided that the grounds relied on in support of the appeal appear serious.

If such a request were granted, the implementation of the Financial Restructuring Plan would be delayed or jeopardized (see also paragraph 3.1.1.1 “In the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, with a compromised continuity of operations, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions”). Although the Company believes that the occurrence of this risk of suspension of the provisional enforceability of the judgment sanctioning the plan prior to the implementation of the Financial Restructuring Plan is unlikely, it cannot be completely excluded. Furthermore, following the implementation of the Financial Restructuring Plan, the Safeguard Plan could be canceled with retroactive effect if the Court of Appeal accepted the claimants’ requests. Such a cancellation could theoretically have the effect of invalidating the financial restructuring of the CGG group.

Please refer to paragraph 3.1.1.6 “Risks stemming from a potential appeal against the judgment sanctioning the Company’s safeguard plan”.

CGG

4.	CORPORATE GOVERNANCE

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

4.2.	ADMINISTRATION AND MANAGEMENT BODIES

4.2.1.	Board of Directors

4.2.1.1.	Composition of the Board of Directors of the Company as at the date of this Update to the Registration Document

It is recalled that the Board of Directors is currently composed of eleven members (including six independent members).

Renewal of the terms of office

The functions of Mrs Agnès Lemarchand, Mr Loren Carroll and Mr Michael Daly as members of the Board of Directors will expire at the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2016, which has been convened for the October 31, 2017. The Board of Directors proposes to the shareholders to renew the functions of Mr Loren Carroll and Mr Michael Daly as members of the Board of Directors for a four-year period. Such functions would lapseat the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2020.

Appointment of a new director

It is also proposed to the shareholders, during the general meeting convened on October 31, 2017, to appoint Mrs. Anne-France Laclide-Drouin as Director for a four-year period, whose term of office will expire at the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2020.

The credential of Mrs. Anne-France Laclide-Drouin is detailed hereafter:

Mrs. Anne-France Laclide-Drouin was born on 8 January 1969 in Metz and is of French nationality. She is a graduate from the Institut Commercial of Nancy (ICN) and of Mannheim university. She also holds a Diplôme d’Etudes Supérieures Comptables et Financières.

Mrs. Laclide-Drouin began her career at PricewaterhouseCoopers before she occupied various positions in the financial division of international groups in different sectors such as the distribution sector where she acquired an international experience. In 2001, she became financial director of Guilbert, then Staples, AS Watson and GrandVision. Mrs. Laclide-Drouin is currently CFO of Oberthur Technologies (since 2013), comprising the responsibility of the financial and legal functions of the Group.

The other positions held by Mrs. Anne-France Laclide-Drouin are as follows:

Positions within the Group: none

Positions held in other companies:

Current positions:

•	Non-Executive Director and president of the audit committee with SFR (company listed on Euronext Paris)

•	Non-Executive Director with Mali Solutions Numériques SA

•	Non-Executive Director with OT Pakistan (Private) Ltd

•	Non-Executive Director with Oberthur Technologies of America Corporation

•	Manager of Oberthur Technologies Hong Kong Limited

Positions terminated within the latest five years:

•	none

Mrs. Anne-France Laclide-Drouin has no relationship of any kind with the Company or its group, which could compromise the exercise of her freedom of judgment. Accordingly, if her appointment as a Director was approved by the general meeting, Mrs. Anne-France Laclide-Drouin could be qualified as an independent Director.

Governance	after the implementation of the financial restructuring

As part of the financial restructuring process and the agreement entered into between CGG and its main creditors, approved by the creditors’ committees on July 28, 2017 and by DNCA, it was agreed that, subject to the vote of the shareholders’ general meeting, the structure and composition of the Company’s Board of Directors following the restructuring will be determined in consultation with DNCA and the ad hoc committee composed of the holders of Senior Notes who will have become or remain shareholders of the Company.

The structure and composition of the Board of Directors will have to comply with the provisions of the AFEP-MEDEF Code and will be implemented as soon as possible and in any event within three months from the Restructuring Effective Date.

CGG

5.	COMPENSATION AND BENEFITS

5.2.3.3.	Stock options attributed to executive officers

A. Stock options attributed to executive officers in the course of years 2015 and 2016

Pursuant to article L. 225-102-1 of the French Commercial Code, the Chief Executive Officer and the Corporate Officers have been allocated, in connection with the plans implemented by the Company during fiscal years 2015 and 2016, the stock options set out in the table below.

Stock options allocated during the fiscal year to each of the executive officers by the issuer and any company of the Group

Name of the executive officer	Date of the plan	Nature of stock options	Valuation of options pursuant to the method used for consolidated financial statements (in EUR)	Maximum number of options allocated during fiscal year (a) (b)		Subscription price (c) (d)	Exercise period
Jean-Georges MALCOR Chief Executive Officer	06.25.2015	Options to subscribe for shares	245,000	8,255 0.12	% (*)	€160.64	From 06.26.2017 to 06.25.2023 inclusive
Stéphane-Paul FRYDMAN Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	4,155 0.06	% (*)	€160.64	From 06.26.2017 to 06.25.2023 inclusive
Pascal ROUILLER Corporate Officer	06.25.2015	Options to subscribe for shares	123,500	4,155 0.06	% (*)	€160.64	From 06.26.2017 to 06.25.2023 inclusive
Sophie ZURQUIYAH (e) Corporate Officer	06.25.2015	Options to subscribe for shares	88,500	2,976 0.04	% (*)	€160.64	From 06.26.2017 to 06.25.2023 inclusive
Jean-Georges MALCOR Chief Executive Officer	06.23.2016	Options to subscribe for shares	124,000	27,575 0.12	% (*)	€21.76	From 06.24.2018 to 06.23.2024 inclusive
Stéphane-Paul FRYDMAN (f) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	13,875 0.06	% (*)	€21.76	From 06.24.2018 to 06.23.2024 inclusive
Pascal ROUILLER (f) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	13,875 0.06	% (*)	€21.76	From 06.24.2018 to 06.23.2024 inclusive
Sophie ZURQUIYAH (f) Corporate Officer	06.23.2016	Options to subscribe for shares	62,500	13,875 0.06	% (*)	€21.76	From 06.24.2018 to 06.23.2024 inclusive

Table 4 of the AMF recommendation 2009-16.

(a)	Subject to the performance conditions described below.
(b)	Maximum number of options taking into account the adjustments made as a result of the share capital increase dated February 5, 2016 and of the reverse stock split dated July 20, 2016.
(c)	The exercise price corresponds to the average opening share price over the latest twenty trading days prior to the meeting of the Board of Directors granting the options.
(d)	Exercise price taking into account the adjustments made as a result of the share capital increase dated February 5, 2016 and of the reverse stock split dated July 20, 2016.
(e)	As of the date of adoption of this plan, Ms. Zurquiyah was not an Executive Officer of the Company.
(f)	The Board of Directors held on January 4, 2017 resolved to terminate the term of office of Mr. Frydman and Rouiller and Mrs. Zurquiyah as Corporate Officer.
(*)	Portion of the allocation compared to the share capital as at the allocation date.

5.2.3.5	Contractual termination indemnity in case of departure from the Group

Chief Executive Officer

On January 4, 2017, the Board of Directors amended the triggering events and the performance conditions of the advantages granted to Mr Jean-Georges Malcor in case of termination of his term of office. They are now as follows:

Mr Jean-Georges Malcor is entitled to receive the special termination indemnity in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

CGG

The payment of the special termination indemnity will depend on the level of the average rate of achievement of the objectives relating to Mr Jean-Georges Malcor’s variable compensation calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special termination indemnity will be paid;

•	If such average rate is higher than 40%, the full amont of the special termination indemnity will be due[16].

Other provisions remain unchanged and are described in paragraph 5.3.2.5. of the Registration Document.

Pursuant to article L. 225-42-1 of the French Commercial Code, this amended agreement will be submitted for ratification to the shareholders’ general meeting called to resolve on the accounts of year 2016.

Renewal of the advantages granted to J.-G. Malcor in case of termination of his term of office

On June 1, 2017, the Board of Directors decided to renew the term of office of Mr. Jean-Georges Malcor until June 1, 2020 as Chief Executive Officer, and also renewed the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office with the same terms and conditions as those existing since January 4, 2017. These advantages are described in paragraph 5.2.3.5 of the Registration Document.

Implementation of performance conditions applicable to the supplemental retirement plan with defined benefits plan for the benefit of J.-G. Malcor

The Board of Directors of June 1, 2017, which decided to renew the term of office of Mr. Jean-Georges Malcor as Chief Executive Officer, also resolved to submit the supplemental pension with defined benefit benefitting to Mr. Jean-Georges Malcor to the same performance conditions as those applicable to his contractual termination indemnity referred to in paragraph 5.2.3.5. of the Registration Document.

5.5.	Transactions relating to the Company’s shares carried out by corporate officers or their close relatives between January 1, 2017 and the date of this Update to the Registration Document

Pursuant to article L. 621-18-2 of the French monetary and financial code and article 223-26 of the General Regulation of the Autorité des Marchés Financiers, a summary of the transactions referred to in the abovementioned article L. 621-18-2 is set out below.

It is specified that the corporate officers of the Company (Executive Officers, members of the Board of Directors and members of the corporate committees – see paragraph 3.2 of the Registration Document) are forbidden from carrying out any transactions involving Company’s shares, irrespective of their nature, including the exercise of stock options:

(i)

during the thirty calendar days preceding the publication of quarterly, semi-annual or annual results (transactions involving Company’s shares can be carried out on or after the day following the date of publication of such results), and

(ii)	in case of insider information which could have any sensitive influence on the share value in case of public disclosure.

Name	Type of transaction	Date	Number of shares	Unit price	Amount of the transaction
Robert SEMMENS	Sale of shares	September 8, 2017	625	USD 6.27	USD 3,920.75

[16]

Paragraph 5.2.3.5 of the Registration Document contained a clerical mistake: it was set forth therein that, in such case, the special termination indemnity would amount to 100% of the amount of the annual reference compensation whereas the special termination indemnity will be due in full.

CGG

6.	FINANCIAL POSITION, RESULTS AND PERSPECTIVES

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

6.1.	Review of the financial position and results

CGG’s corporate and consolidated financial statements for the financial year ended on December 31, 2016 have not been approved by the general meeting as a result of it being postponed to the second semester of 2017.

The general meeting to be held on October 31, 2017 will resolve on the approval of the corporate and consolidated financial statements for the financial year 2016 and the allocation of earnings of this financial year.

The draft resolutions submitted to the vote of the general meeting are included in the convening notice published in the Bulletin des Annonces Legales Obligatoires.

6.1.5.1.	Half year financial report as of June 30, 2017

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the ability to confirm and consummate a plan of reorganization in accordance with the terms of the Lock- Up Agreement;

•	risks attendant to the Safeguard and Chapter 11 proceedings, and more generally bankruptcy processes, including the effects thereof on our business and on the interest of various constituents;

•	the length of time that we might be required to operate in Safeguard and Chapter 11 and the continued availability of operating capital during the pendency of such proceedings;

•

risks associated with third party motions, recourses or other pleadings in any Safeguard, Chapter 11 or bankruptcy case, which may interfere with the ability to confirm and consummate a plan of reorganization;

•	potential adverse effects on our liquidity or results of operations;

•	increased costs to execute the reorganization;

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

CGG

•	our liquidity and outlook;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2016 that we filed with the SEC on May 1, 2017. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

CGG

Item 1:	FINANCIAL STATEMENTS

C G G UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	349.8	290.2
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	350.1	290.5
Cost of operations	(317.6)	(288.8)
Gross profit	32.5	1.7
Research and development expenses, net	(7.6)	10.4
Marketing and selling expenses	(14.0)	(16.5)
General and administrative expenses	(19.8)	(21.2)
Other revenues (expenses), net	(89.3)	1.5
Operating income	(98.2)	(24.1)
Expenses related to financial debt	(49.4)	(42.1)
Income provided by cash and cash equivalents	0.7	0.5
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Income (loss) of consolidated companies before income taxes	(146.4)	(68.0)
Deferred taxes on currency translation	0.8	(0.2)
Other income taxes	(21.6)	(6.2)
Total income taxes	(20.8)	(6.4)
Net income (loss) from consolidated companies	(167.2)	(74.4)
Share of income (loss) in companies accounted for under equity method	(2.5)	(4.8)
Net income (loss)	(169.7)	(79.2)
Attributable to:
Owners of CGG SA	$(169.2)	(77.8)
Owners of CGG SA (1)	€(154.9)	(67.9)
Non-controlling interests	$(0.5)	(1.4)
Weighted average number of shares outstanding (2)	22,133,149	22,133,149
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	22,133,149
Net income (loss) per share
– Basic	$(7.64)	(3.52)
– Basic (1)	€(7.00)	(3.07)
– Diluted	$(7.64)	(3.52)
– Diluted (1)	€(7.00)	(3.07)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)

As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

CGG

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	599.2	603.2
Other income from ordinary activities	0.7	0.6
Total income from ordinary activities	599.9	603.8
Cost of operations	(593.9)	(624.3)
Gross profit	6.0	(20.5)
Research and development expenses, net	(15.8)	(1.7)
Marketing and selling expenses	(27.1)	(32.5)
General and administrative expenses	(40.0)	(45.3)
Other revenues (expenses), net	(118.2)	(10.9)
Operating income	(195.1)	(110.9)
Expenses related to financial debt	(97.1)	(85.5)
Income provided by cash and cash equivalents	1.6	0.9
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Income (loss) of consolidated companies before income taxes	(291.7)	(196.1)
Deferred taxes on currency translation	1.0	1.6
Other income taxes	(24.1)	(14.3)
Total income taxes	(23.1)	(12.7)
Net income (loss) from consolidated companies	(314.8)	(208.8)
Share of income (loss) in companies accounted for under equity method	—	(0.1)
Net income (loss)	(314.8)	(208.9)
Attributable to:
Owners of CGG SA	$(313.3)	(206.9)
Owners of CGG SA (1)	€(290.5)	(186.4)
Non-controlling interests	$(1.5)	(2.0)
Weighted average number of shares outstanding (2)	22,133,149	19,475,713
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	19,475,713
Net income (loss) per share
– Basic	$(14.15)	(10.64)
– Basic (1)	€(13.12)	(9.58)
– Diluted	$(14.15)	(10.64)
– Diluted (1)	€(13.12)	(9.58)

(1)	Converted at the average exchange rate of U.S.$1.0784 and U.S.$1.1101 per € for the periods ended June 30, 2017 and 2016, respectively.
(2)

As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share

See notes to Interim Consolidated Financial Statements

CGG

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Six months ended June 30,
	2017	2016
Net income (loss) from statements of operations	(314.8)	(208.9)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	—	(0.2)
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	11.4	1.0
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	11.4	0.8
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—
Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	11.4	0.8
Total comprehensive income (loss) for the period	(303.4)	(208.1)
Attributable to:
Owners of CGG SA	(302.6)	(205.3)
Non-controlling interests	(0.8)	(2.8)

CGG

C G G

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	314.8	538.8
Trade accounts and notes receivable, net	459.3	434.8
Inventories and work-in-progress, net	282.4	266.3
Income tax assets	97.4	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,292.5	1,476.5
Deferred tax assets	22.2	26.0
Investments and other financial assets, net	66.6	51.9
Investments in companies under equity method	212.9	190.5
Property, plant and equipment, net	350.1	708.6
Intangible assets, net	1,165.5	1,184.7
Goodwill, net	1,229.6	1,223.3
Total non-current assets	3,046.9	3,385.0
TOTAL ASSETS	4,339.4	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,759.2	2,782.1
Trade accounts and notes payables	143.1	157.4
Accrued payroll costs	125.7	138.9
Income taxes payable	31.5	31.6
Advance billings to customers	26.9	24.4
Provisions — current portion	58.6	110.7
Current liabilities associated with funded receivables	47.7	—
Other current liabilities	111.1	140.2
Total current liabilities	3,303.8	3,386.9
Deferred tax liabilities	72.2	67.6
Provisions — non-current portion	115.9	162.1
Financial debt	52.6	66.7
Other non-current liabilities	18.4	21.4
Total non-current liabilities	259.1	317.8
Common stock 26,834,403 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at June 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(845.1)	(272.3)
Other Reserves	93.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(313.3)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(43.4)	(54.1)
Equity attributable to owners of CGG SA	741.2	1,120.7
Non-controlling interests	35.3	36.1
Total equity	776.5	1,156.8
TOTAL LIABILITIES AND EQUITY	4,339.4	4,861.5

Closing rates were U.S.$1.1412 per € and U.S.$1.0541 per € for June 30, 2017 and December 31, 2016, respectively.

(1)

As of June 30, 2017, out of the U.S.$2,759.2 million of financial debt classified as current liabilities only U.S.$99.2 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 on financial debts for further explanations.

See notes to Interim Consolidated Financial Statements

CGG

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(314.8)	(208.9)
Depreciation and amortization	95.6	133.7
Multi-client surveys depreciation and amortization	136.6	123.1
Depreciation and amortization capitalized in multi-client surveys	(12.9)	(22.0)
Variance on provisions	(30.9)	(82.3)
Stock based compensation expenses	0.1	(0.2)
Net (gain) loss on disposal of fixed and financial assets	(27.4)	3.2
Equity (income) loss of investees	—	0.1
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	63.0	0.4
Net cash-flow including net cost of financial debt and income tax	(88.7)	(39.9)
Less net cost of financial debt	95.5	84.6
Less income tax expense	23.1	12.7
Net cash-flow excluding net cost of financial debt and income tax	29.9	57.4
Income tax paid	1.8	(7.8)
Net cash-flow before changes in working capital	31.7	49.6
- change in trade accounts and notes receivable	(37.6)	340.4
- change in inventories and work-in-progress	0.9	23.8
- change in other current assets	(5.1)	(6.3)
- change in trade accounts and notes payable	(21.8)	(67.4)
- change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate on financial items	—	(7.6)
Net cash-flow provided by operating activities	(12.9)	283.4
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(36.9)	(45.9)
Investment in multi-client surveys, net cash	(108.3)	(162.8)
Proceeds from disposals of tangible and intangible assets	18.1	8.4
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	1.6	(0.6)
Net cash-flow used in investing activities	(121.7)	(194.1)
FINANCING
Repayment of long-term debt	(25.3)	(478.6)
Total issuance of long-term debt	2.3	163.3
Lease repayments	(2.9)	(4.3)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(57.7)	(74.8)
Net proceeds from capital increase:	—	—
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:	—	—
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(85.2)	(29.9)
Effects of exchange rates on cash	3.3	6.5
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(224.0)	65.9
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	314.8	451.2

See notes to Interim Consolidated Financial Statements

CGG

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.2)		(0.2)		(0.2)
Exchange differences on foreign currency translation (3)								1.8	1.8	(0.8)	1.0

Other comprehensive income (1)+(2)+(3)							(0.2)	1.8	1.6	(0.8)	0.8
Net income (4)				(206.9)					(206.9)	(2.0)	(208.9)

Comprehensive income (1)+(2)+(3)+(4)				(206.9)			(0.2)	1.8	(205.3)	(2.8)	(208.1)
Capital increase	16,599,862	231.6	135.9			0.5			368.0		368.0
Dividends									—	(4.4)	(4.4)
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(6.3)				(6.3)		(6.3)
Changes in consolidation scope and other				(0.2)					(0.2)		(0.2)
Balance at June 30, 2016	22,133,149	324.4	1,545.9	(475.2)	131.7	(20.1)	(0.8)	(37.1)	1,468.8	39.0	1,507.8

(a)	Number of shares as of January 1, 2016, June 30, 2016, and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)									—		—
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								10.7	10.7	0.7	11.4

Other comprehensive income (1)+(2)+(3)+(4)								10.7	10.7	0.7	11.4
Net income (5)				(313.3)					(313.3)	(1.5)	(314.8)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(313.3)				10.7	(302.6)	(0.8)	(303.4)
Capital increase									—		—
Dividends									—		—
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(77.5)				(77.5)		(77.5)
Changes in consolidation scope and other				0.2					0.2		0.2
Balance at June 30, 2017	22,133,149	20.3	1,850.0	(1,158.4)	93.6	(20.1)	(0.8)	(43.4)	741.2	35.3	776.5

CGG

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Board of Directors on July 27, 2017 for issue.

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2017. As part of a new financial statements authorization for issue, the Board of Directors held on April 27, 2017, updated the classification of part of our financial debt as current liability and amended the notes 1.2, 1.3, 13, 18, and 30 to the 2016 consolidated annual financial statements. The 2016 consolidated annual financial statements are still subject to the approval of the Company’s General Meeting of shareholders later this yeaThe interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1 - Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2016 included in its report on Form 20-F for the year 2016 filed with the SEC on May 1, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

The adoption of these Standards, Amendments, and Interpretations had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of June 30, 2017, namely:

•	IFRS 15 — Revenue from Contracts with Customers

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

First analysis of the application of IFRS 15 is detailed below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were not effective and not yet adopted by the European Union:

•	Amendments to IFRS 2 — Share-based payment

•	Amendments to IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 — Leases

•	Annual Improvements (2014-2016)

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

•	IFRIC 23 — Uncertainty over income tax treatments

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

First analysis of the application of IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard is effective on January 1, 2018 with a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or limited retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG will implement IFRS 15 on January 1, 2018 without early adoption.

CGG

IFRS 15 defines the framework of the revenue recognition as a five step process: i) identify the contract, ii) identify the performance obligations, iii) determine the transaction price, iv) allocate the transaction price, v) recognize revenue. The second step still allows the revenue recognition over time provided certain criteria are met, depending on how the control of the goods or services provided is transferred to the customer.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG includes various business lines and considering that the application of this new standard implies significant familiarity with operations the Group initiated a bottom up assessment in June 2016 with the aim to go through the five steps of the standard for each activity. The process of analysis and validation is at the final stage before starting the analysis of the new disclosures requirements.

CGG does not expect significant changes in its revenues recognition policies during the final conclusion phase for exclusive surveys sales and after-sales of multi-client surveys. Revenue recognition for multi-clients during the prefunding phase (before delivery) was an area under close scrutiny. CGG, as well as all the major multi-client players, currently recognize revenue over time based on the physical progress of the survey. CGG liaised with all major players of the multi-client industry to share views on the application of the new standard during this phase and compare operational practices. Under the umbrella of the IAGC (International Association of Geophysical Contractors) a dedicated workgroup involving all major players in multi-clients business has been working during the past months to reach a common industry view. The preliminary analysis of this workgroup is that the revenue during the prefunding phase should be recognized over time.

1.2 - Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Going concern	Assessment of going concern considering financial restructuring progress

Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Classification of financial debts as current or non-current	Progress of the negotiations on Financial Restructuring

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 - Going concern assumptions

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (approximately U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan have been disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•

Up to U.S.$500 million of new money raised through a U.S.$125 million Rights Issue and the issuance of U.S.$375 million of new secured second lien senior notes (with Warrants) with a six-year maturity.

As of July 27, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S.$315 million of Group liquidity as of June 30, 2017 does not allow to fully fund our current operations until at least June 30, 2018.

The ability of the Group to continue as a going concern then depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S.$500 million of new money by early 2018. Should the creditors involved in the French safeguard and US Chapter 11 procedures or the shareholders fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until June 30, 2018 at least.

CGG

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with Warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. On that basis, and in the light of the respective merits of the proposed restructuring plan for the other Group stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Board of Directors on July 27, 2017 concluded that preparing the June 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

1.4 - Accounting policies

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

CGG

• Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed at least for the yearly closing.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully amortized or impaired within five years after delivery.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio - with such estimates generally relying on historical patterns.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•

The Company recognizes separately the components of convertible debt as (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

•

The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•

The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

CGG

NOTE 2— SIGNIFICANT EVENTS

Proactive management of maritime liabilities

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 – “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2016.

New ownership set up for our seismic fleet

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by CGG (through our subsidiary, Exploration Investment Resources II AS) and Eidesvik, holds (i) Geo Vessels AS, our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (re-rigged in March 2017), Geo Caribbean, Geo Celtic, CGG Alize and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. Global Seismic Shipping AS is accounted for using the equity method.

The following table summarizes the consideration received and the carrying value of the assets and liabilities contributed:

(in millions of U.S.$)
Consideration received
Fair value of our shares in Global Seismic Shipping AS	71.9

Total consideration received (a)	71.9
Carrying value of the contributed assets and liabilities
Cash and cash equivalents	7.5
Investments in companies under equity method (1)	48.3
Property, plant and equipment, net	301.0
Finance lease net	(3.1)
Current portion of financial debt (2)	(182.5)
Provisions — current portion	(4.8)
Provisions — non-current portion	(13.4)
Other Current Liabilities	(30.0)
Liabilities linked to charter agreements	(72.1)

Total carrying value of the contributed assets and liabilities (b)	50.9
Net gain realized (c)= (a) – (b)	21.0

Reduction of the cash burden of the charter agreement (d)	(72.1)

Net impact of the transaction in operating income (3) (e) = (c) + (d)	(51.1)
Other financial income (loss)	(15.0)
Cost of financial debt, net	(3.3)

Net impact of the transaction in financial income (loss) (4) (f)	(18.3)
Net impact of the transaction in the Net Income (e) + (f)	(69.4)

(1)	This relates to the 49% equity in income that we held in ESV and OSV, accounted for under the equity method as of March 31, 2017.
(2)	This relates to the Nordic credit facility.
(3)	The net impact of the transaction in operating income is a loss of US$51.1 million broken-down as follows:

•

a gain of U.S.$21.0 million arising from our contribution to GSS is recorded in the line item “Gains (losses) on sales of assets” in our statement of operations (see note 5 – “Other revenues and expenses”),

•

a loss of U.S.$72.1 million linked to the renegotiation and extension of the charter agreement in respect of the operated seismic vessels “Vega” and “Sirius” to reduce the cash burden. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. It is recorded in the line item “Other revenues (expenses) net” in our statement of operations (see note 5 – “Other revenues and expenses”).

(4)	The net impact of the transaction in financial income is a loss of US$18.3 million broken-down as follows:
•	a loss of U.S.$15.0 million recorded in the line item “Other financial income (loss)” in our statement of operations,
•	a loss of U.S.$3.3 million recorded in the line item “Cost of financial debt, net” in our statement of operations.

CGG

Financial restructuring process

On February 6 2017, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default. CGG had previously received consents from the creditors under its French and US RCFs for the appointment.

On February 20, 2017, CGG announced the receipt of requisite majority consent from holders of its Term Loan B, 2020 Notes, 2021 Notes and 2022 Notes and the extension of the consent solicitation in respect of its 2017 Notes.

On February 23, 2017, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3 million) and interest on the 2017 Notes was done on Friday, February 24, 2017. Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached U.S.$1,884 million.

On February 27, 2017, a ‘mandataire ad hoc’ was nominated to better organize and facilitate discussions with and between all stakeholders for the financial restructuring of the Group.

On March 3, 2017, CGG entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs to align them with its cash flows. In order to facilitate such restructuring discussions held under the aegis of a mandataire ad hoc, CGG executed non-disclosure agreements (“NDAs”) and initiated discussions with stakeholders.

On June 2, 2017, CGG announced an agreement in principle on a financial restructuring plan that met the Company’s objectives with its main creditors and DNCA, a creditor and shareholder.

On June 14, 2017, CGG announced that following agreement with key financial creditors, it has begun legal processes to implement balance sheet restructuring and create sustainable capital structure with the opening of a safeguard proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.

As part of this process, the French Court which opened the safeguard proceedings appointed the former mandataire ad hoc, as judicial administrator of CGG SA.

Prior to the legal proceedings in the U.S. and France, CGG and certain of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to take all actions reasonably necessary and appropriate to support, implement and consummate the restructuring. The terms of the lock-up agreement are relatively customary and include a requirement for creditors to vote in favor of the safeguard and Chapter 11 plans (subject to receiving appropriate disclosure materials), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory (and is therefore bound by such terms). The lock-up agreement as of that date had been signed by (i) an ad hoc committee of secured lenders, who hold collectively approximately 53.8% of the aggregate principal amount of the Group’s Secured Debt, (ii) an ad hoc committee of senior notes holders, who collectively hold approximately 52.4% of the aggregate principal amount of the Company’s Senior Notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s Senior Notes and approximately 20.7% of the aggregate principal amount of its convertible bonds. In addition, the Company entered into a restructuring support agreement with DNCA (in its capacity as shareholder) in connection with its holding of 7.9% of the Company’s share capital, pursuant to which DNCA committed to take all reasonably, necessary and appropriate actions as a shareholder to support, implement and consummate the restructuring, including voting in favor of the relevant shareholder resolutions and not selling its shares in the Company during the restructuring process. See note 8 “Subsequent Events—Results of the Private Placement” for more recent information about signatories to the lock-up agreement.

NOTE 3 — FINANCIAL DEBT AND CASH UNDER FRENCH SAFEGUARD PROCEDURE AND U.S. CHAPTER 11 PROCEDURE

Gross financial debt as of June 30, 2017 was U.S.$2,811.8 million compared to U.S.$2,850.4 million as of December 31, 2016. Our gross debt as of June 2017 breaks down as follows:

	June 30, 2017 (unaudited)
	Gross debt excluding IFRS and consolidation adjustments	IFRS and consolidation adjustments	Gross debt
	(in millions of US$)
High yield bonds	1,551.7	(22.1)	1,529.6
Convertible bonds	410.9	(42.5)	368.4
Term loans	337.9	(4.6)	333.3
Credit facilities	464.2	(5.6)	458.6
Debt subject to renegotiation	2,764.7	(74.8)	2,689.9
Bank loans and other loans	4.8	—	4.8
Finance lease debt	58.0	—	58.0
Sub-total	2,827.5	(74.8)	2,752.7
Accrued interests	59.1	—	59.1
Financial debt	2,886.6	(74.8)	2,811.8
Bank overdrafts	—	—	—
Total	2,886.6	(74.8)	2,811.8

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of June 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

CGG

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned above prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France. See note 1.3 – “Going concern assumptions.”

Cash-pool under Chapter 11 and Safeguard proceedings

In order to manage cash under the Chapter 11 and Safeguard proceedings, four cash-pool perimeters have been implemented:

•	CGG SA, which filed for safeguard procedure in France,

•	7 US entities, which filed for US Chapter 11 protection,

•	7 non US entities, which filed for US Chapter 11 protection,

•	The Rest of the World

The limitations embedded in Chapter 11 and French safeguard procedures for cash circulation among CGG Group could be broadly summarized as follows:

•	Netting of positions is only allowed inside a cash pool

•	Settlement of transactions between entities of different pools should be done through actual cash transfer

•	Intercompany loans or cash advance existing before the filing cannot be settled in principal or interest (except inside the “Rest of the World pool”) as long as the procedures are ongoing

•	Operational intercompany cash transactions are allowed provided they stay in the frame of the ordinary course of business

•	All debts, operational or financial, external or intercompany existing prior to the filing date cannot be paid in principal (very limited exceptions exist)

The cash positions for the four cash pool perimeters were as follows as of June 30, 2017:

(in millions of US$)	June 30, 2017 (unaudited)
CGG SA	37.8
Total Chapter 11 U.S.	16.5
Total Chapter 11 Non U.S.	5.7
Total Rest Of the World	254.8
TOTAL GROUP	314.8

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of June 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US Revolving Facility	2013	2018	161.9
French Revolving Facility	2013	2018	302.3
Total credit facilities before issuing fees			464.2

Our French and US Revolving Facilities were fully drawn as of June 30, 2017.

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017.

6.5% Senior Notes due 2021

On January 20, 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

CGG

Nordic credit facility

The “Fleet ownership changes” transaction (see note 2 – “Significant events”) led to a reduction of the gross debt of the Group of U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

NOTE 4—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to operating income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) operating income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, operating income and EBIT by segment, and operating revenues by geographic area (by location of customers).

CGG

Analysis by segment

	Three months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8	57.8	—	196.4	36.0	—	290.2
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—	1.4	—	—	8.3	(9.7)	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8	59.2	—	196.4	44.3	(9.7)	290.2
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)	(8.9)	(17.5)	(28.3)	(8.9)	(0.2)	(63.8)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)	—	—	(76.4)	—	—	(76.4)
Operating income	(12.7)	(100.0)	37.3	(12.6)	(10.2)	(98.2)	0.5	(24.3)	28.8	(18.2)	(10.9)	(24.1)
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)	(4.8)	—	—	—	—	(4.8)
Earnings before interest and tax (2)	(12.4)	(102.8)	37.3	(12.6)	(10.2)	(100.7)	(4.3)	(24.3)	28.8	(18.2)	(10.9)	(28.9)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5	5.2	—	12.9	3.8	4.2	26.1
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0	—	—	92.9	—	—	92.9

(1)	Share of operating results of companies accounted for under the equity method was U.S.$(1.0) million and U.S.$(9.0) million for the three months ended June 30, 2017 and 2016, respectively.
(2)

At the Group level, operating income and EBIT before costs related to the Transformation Plan amounted to U.S.$(3.5) million and U.S.$(6.0) million, respectively, for the three months ended June 30, 2017, compared to U.S.$(22.4) million and U.S.$(27.2) million, respectively, for the three months ended June 30, 2016.

For the three months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(94.7) million related to the Transformation Plan. For the three months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(1.7) million related to the Transformation Plan.

For the three months ended June 30, 2017, “eliminations and other” included U.S.$(8.3) million of general corporate expenses and U.S.$(1.9) million of intra-group margin. For the three months ended June 30, 2016, “eliminations and other” included U.S.$(8.0) million of general corporate expenses and U.S.$(2.9) million of intra-group margin.

(3)

Capital expenditures included capitalized development costs of U.S.$(8.1) million and U.S.$(8.9) million for the three months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

CGG

Analysis by geographic area

	Six months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2	145.0	—	360.4	97.8	—	603.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—	3.3	—	—	19.7	(23.0)	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2	148.3	—	360.4	117.5	(23.0)	603.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)	(29.3)	(34.5)	(51.0)	(18.7)	(0.2)	(133.7)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)	—	—	(123.1)	—	—	(123.1)
Operating income	(51.3)	(150.0)	55.6	(29.0)	(20.4)	(195.1)	(33.8)	(56.4)	36.7	(29.1)	(28.3)	(110.9)
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—	(0.1)	—	—	—	—	(0.1)
Earnings before interest and tax (2)	(48.5)	(152.8)	55.6	(29.0)	(20.4)	(195.1)	(33.9)	(56.4)	36.7	(29.1)	(28.3)	(111.0)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9	9.3	—	25.4	5.7	5.5	45.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3	—	—	162.8	—	—	162.8
Capital employed	0.4	—	2.3	0.6	—	3.3	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$2.7 million and U.S.$(0.3) million for the six months ended June 30, 2017 and 2016, respectively.
(2)

At the Group level, operating income and EBIT before costs related to the Transformation Plan, both amounted to U.S.$(70.7) million, for the six months ended June 30, 2017, compared to U.S.$(103.7) million and U.S.$(103.8) million, respectively, for the six months ended June 30, 2016.

For the six months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(124.4) million related to the Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(7.2) million related to the Transformation Plan.

For the six months ended June 30, 2017, “eliminations and other” included U.S.$(16.4) million of general corporate expenses and U.S.$(4.0) million of intra-group margin. For the six months ended June 30, 2016, “eliminations and other” included U.S.$(17.6) million of general corporate expenses and U.S.$(10.7) million of intra-group margin.

(3)

Capital expenditures included capitalized development costs of U.S.$(14.6) million and U.S.$(18.1) million for the six months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

Turnover by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
In millions of U.S.$, except percentages	2017		2016
North America	96.7	28%	85.1	29%
Central and South Americas	105.6	30%	50.4	17%
Europe, Africa and Middle East	106.0	30%	108.7	38%
Asia Pacific	41.5	12%	46.0	16%

Total	349.8	100%	290.2	100%

	Six months ended June 30,
In millions of U.S.$, except percentages	2017		2016
North America	174.2	29%	186.0	31%
Central and South Americas	166.2	28%	88.7	15%
Europe, Africa and Middle East	179.1	30%	224.8	37%
Asia Pacific	79.7	13%	103.7	17%

Total	599.2	100%	603.2	100%

CGG

NOTE 5— OTHER REVENUES AND EXPENSES

	Six months ended June 30,
In millions of U.S.$	2017	2016
Restructuring costs	(235.8)	(87.5)
Change in restructuring reserves	90.4	80.3
Other non-recurring revenues (expenses)	—	(0.7)
Other non-recurring revenues (expenses) – net	(145.4)	(7.9)
Exchange gains (losses) on hedging contracts	(0.2)	0.2
Gains (losses) on sales of assets	27.4	(3.2)

Other revenues (expenses) – net	(118.2)	(10.9)

Six months period ended June 30, 2017

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to U.S.$(145.4) million for the six months ended June 30, 2017, of which U.S.$(115.7) million were recorded during the second quarter of 2017.

These restructuring costs are part of the Group Transformation Plan and include:

(i)

U.S.$12.3 million to reduce the cash burden of the charter agreement in respect of one vessel in operation. This loss corresponds to the compensation granted to the ship-owner following the renegotiation of the charter agreements. (see note 2 – “Proactive management of maritime liabilities”),

(ii)

U.S.$72.1 million to renegotiate and extend the charter agreements in respect of two seismic vessels to reduce the cash burden following the implementation of a new ownership set up. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. (see note 2 – “New ownership set up for our seismic fleet”),

(iii)	U.S.$53.0 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures (see note 2 – “Financial restructuring process”),

(iv)	U.S.$8.0 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

In 2017, we recognized a U.S.$21.0 million gain arising from our contribution to GSS, which was created as part of the Group Transformation Plan on April 2017 between CGG and Eidesvik (see note 2 – “New ownership set up for our seismic fleet”).

This line item also includes sales of assets and losses related to damaged or scrapped marine seismic equipment.

Six months period ended June 30, 2016

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to U.S.$(7.9) million for the six months ended June 30, 2016, of which U.S.$(0.2) million were recorded during the second quarter of 2016.

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

NOTE 6— CURRENT LIABILITIES ASSOCIATED WITH FUNDED RECEIVABLES

In 2017, we entered into an agreement with a financial institution to obtain advance payments for a marine acquisition and processing project with a client. The collection right of the invoices to be issued is transferred to the financial institution, based on monthly client’s acceptance of the work in progress. Nonetheless the terms of this agreement do not allow for de-recognition of the funded work in progress (thus recorded in “Trade Accounts and Notes Receivables”). The cash received has been accounted for in “Current liabilities associated to funded receivables” in the Consolidated Statement of Financial Position.

As of June 30, 2017, we received U.S.$47.7 million of cash in respect of the above agreement.

CGG

NOTE 7— RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	June 30,
	2017			2016
In millions of U.S.$	Joint Ventures (a)	Associates (b)	Total	Joint Ventures (a)	Associates (b)	Total
Sales of geophysical equipment	0.3	2.3	2.6	0.3	2.4	2.7
Equipment rentals, charter revenues and services rendered	7.0	4.5	11.5	5.2	20.6	25.8
Operating Revenues	7.3	6.8	14.1	5.5	23.0	28.5
Charter expenses	(14.9)	—	(14.9)	(13.3)	—	(13.3)
Ship management expenses	(11.6)	—	(11.6)	(23.4)	—	(23.4)
Costs of services rendered	(0.5)	(1.2)	(1.7)	(1.7)	(2.5)	(4.2)
Cost of operations	(27.0)	(1.2)	(28.2)	(38.4)	(2.5)	(40.9)
Other financial income (loss)	(0.2)	—	(0.2)	(0.7)	1.1	0.4
Trade accounts and notes receivable, other current assets, including agency arrangements	17.8	8.5	26.3	16.8	13.9	30.7
Other Financial assets – Loans granted	16.5	—	16.5	25.2	38.0	63.2
Assets Total	34.3	8.5	42.8	42.0	51.9	93.9
Trade accounts and notes payable, other current liabilities, including agency arrangements	12.6	14.4	27.0	19.1	39.0	58.1
Financial liabilities – Finance lease debt	—	—	—	15.9	—	15.9
Liabilities Total	12.6	14.4	27.0	35.0	39.0	74.0
Future leases commitments	410.8	—	410.8	220.2	—	220.2
Future ship management costs	116.0	—	116.0	93.1	—	93.1
Contractual Obligations	526.8	—	526.8	313.3	—	313.3

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine Contractual Data Acquisition segment;
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics Acquisition segment;

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 8— SUBSEQUENT EVENTS

Results of the private placement agreement

On July 13, 2017, CGG announced that as of July 7, 2017 (the end of the placement period) eligible holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to U.S.$375 million of new secured lien senior notes with Warrants pursuant to the terms of a private placement agreement, and had acceded to the lock-up agreement. The issuance of the new secured lien senior notes with Warrants has been backstopped by members of the ad hoc committee of the holders of the Senior Notes holding, as of the date of the private placement agreement, 52.38% of the aggregate principal amount of the Senior Notes, who have also committed to subscribe for their pro rata shares of the new secured lien senior notes with Warrants.

Convening of CGG SA’s lenders’ committee and bondholders’ general meeting under French Safeguard

As of July 12, 2017, holders of 74.24 % of the combined aggregate principal amount of the Senior Notes and the convertible bonds, together with holders of 77.66 % of the aggregate principal amount of the group’s Secured Debt (as defined in the lock-up agreement), have executed or acceded to the lock-up agreement. This indicated a high level of support for the Financial Restructuring and satisfied a key milestone in the implementation process ahead of creditors’ meetings on July 28, 2017.

CGG

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, we decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group and to reduce our marine fleet to five 3D high-end vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial restructuring process

See note 2 - Significant events to our interim consolidated financial statements for further details on our financial restructuring process

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, some of which are described below and others that are set out in “Item 5: Operating and Financial Reviews and Prospects: Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2016.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely volatile.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

We expect that the challenging market conditions that we experienced in 2016 will remain similar in 2017 and will continue to weigh on our revenues. Our perception is consequently unchanged, with operating results in line with 2016 and downward pressure on cash flow generation. Due to this difficult environment, we believe that the market recovery will be delayed until 2018/2019 horizon.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2016 for a discussion of developments in the geophysical industry).

Proactive management of maritime liabilities

See note 2 - Significant events to our interim consolidated financial statements for further details on our Proactive management of maritime liabilities

New ownership set up for our seismic fleet

See note 2 - Significant events to our interim consolidated financial statements for further details on our new ownership set up for our seismic fleet

CGG

Backlog

Our backlog as of July 1, 2017 was U.S.$493 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended June 30, 2017 compared to three months ended June 30, 2016

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended June 30,
In millions of U.S.$	2017	2016
Marine Contractual Data Acquisition	60.9	22.3
Land and Multi-Physics Acquisition	21.1	36.9
Contractual Data Acquisition Revenues	82.0	59.2
Multi-client data	132.7	95.6
Subsurface Imaging and Reservoir	88.0	100.8
GGR Revenues	220.7	196.4
Equipment Revenues	53.0	44.3
Eliminated revenues and others	(5.9)	(9.7)

Total operating revenues	349.8	290.2

Our consolidated operating revenues for the three months ended June 30, 2017 increased 21% to U.S.$350 million from U.S.$290 million for the comparable period of 2016, mainly as a consequence of the positive operational performance of the Marine Contractual Data Acquisition business line in very challenging market conditions and high multi-client sales thanks to the good positioning of our multi-client library.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment increased 39% to U.S.$82 million for the three months ended June 30, 2017 from U.S.$59 million for the comparable period of 2016, mainly due to the positive operational performance of the Marine Contractual Data Acquisition business line in very challenging market conditions.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended June 30, 2017 increased 173% to U.S.$61 million from U.S.$22 million for the comparable period of 2016, mainly due to higher allocation of the fleet to contractual business and strong production performance with a fully available fleet in the second quarter of 2017.

The availability rate increased to 100% for the three months ended June 30, 2017 from 90% for the three months ended June 30, 2016. The production rate remained high at 98% for the three months ended June 30, 2017 compare to 94% for the three months ended June, and 2016. 48% of the fleet was dedicated to multi-client programs for the three months ended June 30, 2017 compared to 66% for the three months ended June 30, 2016.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 43% to U.S.$21 million for the three months ended June 30, 2017, compared to U.S.$37 million for the three months ended June 30, 2016, with market activity remaining low.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended June 30, 2017 increased 12% to U.S.$221 million from U.S.$196 million for the comparable period of 2016 mainly due to the solid after-sales and high prefunding revenues in the Multi-client business line, partially offset by reduced revenues from SIR.

Multi-client data

Multi-client revenues increased 39% to U.S.$133 million for the three months ended June 30, 2017 from U.S.$96 million for the three months ended June 30, 2016. The sales were the highest in the Gulf of Mexico, Brazil and Scandinavia.

Prefunding revenues decreased 6% to U.S.$73 million for the three months ended June 30, 2017, from U.S.$78 million for the three months ended June 30, 2016. After-sales revenues increased to U.S.$59 million for the three months ended June 30, 2017 compared to U.S.$18 million for the three months ended June 30, 2016. The prefunding rate reached a high of 122% for the three months ended June 30, 2017 compared to 84% for the three months ended June 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir business lines decreased 13% to U.S.$88 million for the three months ended June 30, 2017 from U.S.$101 million for the comparable period of 2016. Reservoir businesses were impacted by clients’ lower capital expenditures spending, while Subsurface Imaging remains more resilient as evidenced by long term dedicated centers awarded in Oman and Thailand.

CGG

Equipment

Total revenues of our Equipment segment, including internal and external sales, increased 20% to U.S.$53 million for the three months ended June 30, 2017 from U.S.$44 million for the comparable period of 2016. Internal sales represented 10% of total revenues for the three months ended June 30, 2017 compared to 19% for the comparable period of 2016. External revenues for our Equipment segment increased 33% to U.S.$48 million for the three months ended June 30, 2017 from U.S.$36 million for the comparable period of 2016. Land and Marine equipment sales were still impacted by low demand during the period.

Land equipment sales represented 49% of total revenues, compared to 64% for the comparable period of 2016, with channels delivered to Algeria and India and gauges business being active.

Marine equipment sales represented 51% of total revenues, compared to 36% for the comparable period of 2016, driven notably by some second hand equipment delivery.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 10% to U.S $318 million for the three months ended June 30, 2017 from U.S.$289 million for the comparable period of 2016. The amortization expenses of our seismic library corresponded to 67% of the Multi-client data business line revenues for the three months ended June 30, 2017 compared to 80% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 91% for the three months ended June 30, 2017 from 100% for the comparable period of 2016. Gross profit increased to U.S.$33 million for the three months ended June 30, 2017 from U.S.$2 million for the comparable period of 2016, representing profit margins of 9% and 1% of operating revenues, respectively.

Research and development expenditures amounted to U.S.$8 million for the three months ended June 30, 2017. This compared to an income of U.S.$10 million for the comparable period of 2016, including the catch-up of an U.S. Research and Development tax credit.

Marketing and selling expenses decreased 15% to U.S.$14 million for the three months ended June 30, 2017 from U.S.$17 million for the comparable period of 2016, mainly as a consequence of our Transformation Plan.

General and administrative expenses decreased 7% to U.S.$20 million for the three months ended June 30, 2017 from U.S.$21 million for the comparable period of 2016, as a consequence of the progress of our Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 6% of operating revenues in the three months ended June 30, 2017 compared to 7% of operating revenues in the three months ended June 30, 2016.

Other expenses amounted to U.S.$89 million for the three months ended June 30, 2017, including mainly (i) U.S.$ 95 million expenses related to our Transformation Plan of which U.S.$ 51 million loss related to our new ownership set up for our seismic fleet and U.S.$ 44 million costs being mostly financial restructuring fees and (ii) U.S.$6 million gain on sales of non-core assets. (See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet)

Other expenses amounted to an income of U.S.$2 million for the three months ended June 30, 2016, mainly related to gain on sales of non-core assets.

Operating Income

Operating income amounted to a loss of U.S.$98 million (or a loss of U.S.$3 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) for the three months ended June 30, 2017 as a result of the factors described above. Operating Income was a loss of U.S.$24 million for the three months ended June 30, 2016 (or a loss of U.S.$22 million before restructuring costs relating to our Transformation Plan).

Operating income from our Contractual Data Acquisition segment was a loss of U.S.$13 million for the three months ended June 30, 2017 compared to a breakeven result for the three months ended June 30, 2016.

Operating income from our GGR segment was an income of U.S.$37 million for the three months ended June 30, 2017 compared to an income of U.S.$29 million for the three months ended June 30, 2016.

Operating income from our Equipment segment was a loss of U.S.$13 million for three months ended June 30, 2017 compared to a loss of U.S.$18 million for the three months ended June 30, 2016.

Operating income from our Non-Operated Resources segment was a loss of U.S.$100 million for three months ended June 30, 2017 (or a loss of U.S.$5 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$24 million for the comparable period of 2016 (or a loss of U.S.$23 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to a loss of U.S.$3 million for the three months ended June 30, 2017 compared to a loss of U.S.$5 million for the three months ended June 30, 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$101 million (or a loss of U.S.$6 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) for the three months ended June 30, 2017 as a result of the factors described above, compared to a loss of U.S.$29 million (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan) for the three months ended June 30, 2016.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$12 million for the three months ended June 30, 2017 compared to a loss of U.S.$4 million for the three months ended June 30, 2016.

CGG

EBIT from our GGR segment was an income of U.S.$37 million for the three months ended June 30, 2017 compared to an income U.S.$29 million for the three months ended June 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$13 million for three months ended June 30, 2017 compared to a loss of U.S.$18 million for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$103 million for three months ended June 30, 2017 (or a loss of U.S.$8 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$24 million for the comparable period of 2016 (or a loss of U.S.$23 million before restructuring costs related to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased 17% to U.S.$49 million for the three months ended June 30, 2017 from U.S.$42 million for the comparable period of 2016.

Other financial income and expenses amounted to an income of U.S.$1 million for the three months ended June 30, 2017 compared to an expense of U.S.$2 million for the comparable period of 2016.

Income Taxes

Income taxes amounted to U.S.$21 million for the three months ended June 30, 2017 compared to an expense of U.S.$6 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$170 million for the three months ended June 30, 2017 compared to a loss of U.S.$79 million for the comparable period of 2016 as a result of the factors discussed above.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Six months ended June 30,
In millions of U.S.$	2017	2016
Marine Contractual Data acquisition	105.5	80.6
Land and Multi-Physics acquisition	43.0	67.7
Contractual Data Acquisition Revenues	148.5	148.3
Multi-client data	204.9	150.4
Subsurface Imaging and Reservoir	173.8	210.0
GGR Revenues	378.7	360.4
Equipment Revenues	85.4	117.5
Eliminated revenues and others	(13.4)	(23.0)

Total operating revenues	599.2	603.2

Our consolidated operating revenues for the six months ended June 30, 2017 remained stable at U.S.$599 million compared to U.S.$603 million for the six months ended June 30, 2016.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment for the six months ended June 30, 2017 remained stable at U.S.$149 million compared to U.S.$148 million for the comparable period of 2016.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the six months ended June 30, 2017 increased 31% to U.S.$106 million from U.S.$81 million for the comparable period of 2016, mainly due to our fleet’s strong operational performance, with a high production rate at 98%, despite weak pricing conditions.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 36% to U.S.$43 million for the six months ended June 30, 2017, from U.S.$68 million for the six months ended June 30, 2016 mainly due to a global low level of activity and slow decision processes by clients, especially for Land Acquisition.

CGG

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the six months ended June 30, 2017 increased 5% to U.S.$379 million from U.S.$360 million for the comparable period of 2016, driven mainly by multi-client sales, while clients remain cautious and reduce their spending.

Multi-client data

Multi-client revenues increased 36% to U.S.$205 million for the six months ended June 30, 2017 from U.S.$150 million for the six months ended June 30, 2016. The sales were the highest in the Gulf of Mexico and Brazil.

Prefunding revenues remained stable overall at U.S.$127 million for the six months ended June 30, 2017 compared to U.S.$125 million the six months ended June 30, 2016. After-sales revenues amounted to U.S.$78 million for the six months ended June 30, 2017 compared to U.S.$25 million the six months ended June 30, 2016. The prefunding rate was 117% for the six months ended June 30, 2017 compared to 77% for the six months ended June 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir decreased 17% to U.S.$174 million for the six months ended June 30, 2017 from U.S.$210 million for the comparable period of 2016. Overall demand for imaging, reservoir services and software has weakened in line with reductions in client spending.

Equipment

Total revenues of our Equipment segment, including internal and external sales, decreased 27% to U.S.$85 million for the six months ended June 30, 2017 from U.S.$118 million for the comparable period of 2016 reflecting extremely low volumes driven by the weakness of the seismic acquisition market.

Internal sales represented 14% of total revenues for the six months ended June 30, 2017 compared to 17% for the six months ended June 30, 2016. External revenues for our Equipment segment decreased 25% to U.S.$73 million for the six months ended June 30, 2017 from U.S.$98 million for the comparable period of 2016.

Marine equipment sales represented 48% of total revenues for the six months ended June 30, 2017 compared to 31% for the six months ended June 30, 2016.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 5% to U.S.$594 million for the six months ended June 30, 2017 from U.S.$624 million for the comparable period of 2016. The amortization expenses of our seismic library correspond to 67% of the Multi-client data business line revenues for the six months ended June 30, 2017 compared to 79% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 99% for the six months ended June 30, 2017 from 103% for the comparable period of 2016. Gross profit increased to U.S.$6 million for the six months ended June 30, 2017 from a loss of U.S.$20 million for the comparable period of 2016, representing 1% and (3)% of operating revenues, respectively.

Research and development expenditures increased to U.S.$16 million for the six months ended June 30, 2017 from U.S.$2 million for the comparable period of 2016, principally as a result of a U.S. tax credit catch-up for Research and Development in the earlier period.

Marketing and selling expenses decreased 17% to U.S.$27 million for the six months ended June 30, 2017 from U.S.$33 million for the comparable period of 2016, mainly as a consequence of the progress of our Transformation Plan.

General and administrative expenses decreased 12% to U.S.$40 million for the six months ended June 30, 2017 from U.S.$45 million for the comparable period of 2016, as a consequence of the progress of the Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 7% and 8% of operating revenues in the six months ended June 30, 2017 and 2016, respectively.

Other expenses amounted to U.S.$118 million for the six months ended June 30, 2017, including mainly (i) U.S.$124 million expenses related to our Transformation Plan of which U.S.$51 million loss related to our new ownership set up for our seismic fleet and U.S.$73 million costs being mostly financial restructuring fees and (ii) U.S.$6 million gain on sales of non-core assets. (See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet).

Other expenses amounted to U.S.$11 million for the six months ended June 30, 2016, including notably (i) restructuring costs relating to our Transformation Plan for U.S.$7 million (mainly redundancy costs, net of reversal of provisions) and (ii) U.S.$4 million of losses mainly related to sales of assets and losses related to damaged or scrapped marine seismic equipment.

(See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet)

Operating Income

Operating income amounted to a loss of U.S.$195 million for the six months ended June 30, 2017 (or a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$111 million for the six months ended June 30, 2016 (or a loss of U.S.$104 million before restructuring costs related to our Transformation Plan).

Operating income from our Contractual Data Acquisition segment was a loss of U.S.$51 million for the six months ended June 30, 2017 compared to a loss of U.S.$34 million for the six months ended June 30, 2016 mainly as a consequence of weak pricing conditions in Marine and low activity levels in Land and Multi-Physics business lines.

Operating income from our GGR segment was U.S.$56 million for the six months ended June 30, 2017 compared to U.S.$37 million for the six months ended June 30, 2016 mainly driven by high multi-client sales.

CGG

Operating income from our Equipment segment was a loss of U.S.$29 million for the six months ended June 30, 2017 and for the comparable period of 2016, mainly due to low volumes impacting the profitability despite very efficient cost management and manufacturing flexibility.

Operating income from our Non-Operated Resources segment was a loss of U.S.$150 million for the six months ended June 30, 2017 (or a loss of U.S.$26 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$56 million for the comparable period of 2016 (or a loss of U.S.$49 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was nil for the six months ended June 30, 2017 and for the comparable period of 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$195 million for the six months ended June 30, 2017 (or a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$111 million for the six months ended June 30, 2016 (or a loss of U.S.$104 million before restructuring costs related to our Transformation Plan).

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$49 million for the six months ended June 30, 2017 compared to a loss of U.S.$34 million for the six months ended June 30, 2016.

EBIT from our GGR segment was U.S.$56 million for the six months ended June 30, 2017 compared to U.S.$37 million for the six months ended June 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$29 million for the six months ended June 30, 2017 and for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$153 million for the six months ended June 30, 2017 (or a loss of U.S.$28 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$56 million for the comparable period of 2016 (or a loss of U.S.$49 million before restructuring costs relating to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt increased 13% to U.S.$96 million for the six months ended June 30, 2017 from U.S.$85 million for the comparable period of 2016.

Other financial expenses amounted to U.S.$1 million for the six months ended June 30, 2017 and for the six months ended June 30, 2016.

Income Taxes

Income taxes amounted to an expense of U.S.$23 million for the six months ended June 30, 2017 compared to an expense of U.S.$13 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$315 million for the six months ended June 30, 2017 compared to a loss of U.S.$209 million for the comparable period of 2016 as a result of the factors discussed above.

Liquidity and Capital Resources

Financial Restructuring developments

For more information please refer to note 2 – “Significant Events—Financial restructuring process”.

Financial debt

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of June 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned in note 1.3 – “Going concern assumptions.” prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

CGG

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017

6.5% Senior Notes due 2021

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 4 – “Other revenues and expenses” of this document and in the note 18 – “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The “Fleet ownership changes” transaction (see note 2 – “Significant events”) leads to a reduction of the gross debt of the Group by U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of June 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US Revolving Facility	2013	2018	161.9
French Revolving Facility	2013	2018	302.3
Total credit facilities before issuing fees			464.2

Our French and US Revolving Facilities were fully drawn as of June 30, 2017.

Cash Flows

Operating activities

Net cash used by operating activities was U.S.$(13) million for the six months ended June 30, 2017 (or U.S.$87 million provided by operating activities before restructuring expenses relating to our Transformation Plan) compared to U.S.$283 million provided by operating activities (or U.S.$372 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2016. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2017 was U.S.$32 million compared to net cash provided by operating activities of U.S.$50 million for the comparable period for 2016.

Changes in working capital had a negative impact on cash from operating activities of U.S.$45 million in the six months ended June 30, 2017 compared to a positive impact of U.S.$234 million for the comparable period of 2016. This was mainly due to a negative change in trade accounts and notes receivable for U.S.$38 million in the six months ended June 30, 2017, mainly as a consequence of the high level of multi-client sales in the second quarter of 2017, compared to a positive change of U.S.$340 million for the comparable period of 2016.

Investing activities

Net cash used in investing activities was U.S.$122 million in the six months ended June 30, 2017 compared to U.S.$194 million for the six months ended June 30, 2016.

During the six months ended June 30, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$22 million (U.S.$23 excluding asset suppliers’ variance), down 20% compared to same period last year. During the six months ended June 30, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, were U.S.$28 million (U.S.$22 excluding asset suppliers’ variance).

During the six months ended June 30, 2017, our capitalized development costs amounted to U.S.$15 million compared to U.S.$18 million for the same period last year.

During the six months ended June 30, 2017, we invested U.S.$108 million in Multi-client data, primarily in Latin America, Ireland and onshore U.S., compared to U.S.$163 million for the six months ended June 30, 2016. As of June 30, 2017 the net book value of our Multi-client data library was U.S.$833 million compared to U.S.$848 million as of December 31, 2016.

CGG

Financing activities

Net cash used by financing activities during the six months ended June 30, 2017 was U.S.$85 million compared to net cash used of U.S.$30 million for the six months ended June 30, 2016.

Net Financial debt

Net financial debt as of June 30, 2017 was U.S.$2,497 million compared to U.S.$2,312 million as of December 31, 2016. The ratio of net financial debt to equity was 337% as of June 30, 2017 compared to 206% as of December 31, 2016.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at June 30, 2017 and December 31, 2016:

In millions of U.S.$	June 30, 2017 (unaudited)	December 31, 2016
Bank overdrafts	—	1.6
Current portion of long-term debt	2,759.2	2,782.1
Financial debt	52.6	66.7
Gross financial debt	2,811.8	2,850.4
Less : cash and cash equivalents	(314.8)	(538.8)

Net financial debt	2,497.0	2,311.6

For a more detailed description of our financial activities, see “Item 5: Operating and Financial Review and Prospectus- Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2016.

EBIT and EBITDAS (unaudited)

EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Six months ended June 30,
	2017	2016
EBITDAS	24.3	123.7
Depreciation and amortization	(95.6)	(133.7)
Multi-client surveys depreciation and amortization	(136.6)	(123.1)
Depreciation and amortization capitalized to multi-client surveys	12.9	22.0
Stock based compensation expenses	(0.1)	0.2
Operating income	(195.1)	(110.9)
Share of (income) loss in companies accounted for under equity method	—	(0.1)
EBIT	(195.1)	(111.0)
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Total income taxes	(23.1)	(12.7)

Net income (loss)	(314.8)	(208.9)

For the six months ended June 30, 2017, EBIT at the Group level was a loss of U.S.$195 million, corresponding to a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan and to a loss of U.S.$42 million excluding NOR, compared to a loss of U.S.$111 million for the comparable period of 2016, corresponding to a loss of U.S.$104 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$55 million excluding NOR.

CGG

For the six months ended June 30, 2017, Group EBITDAS was U.S.$24 million, representing 4% of operating revenues, U.S.$149 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan, representing 25% of operating revenues and U.S.$158 million excluding NOR, compared to U.S.$124 million for the comparable period of 2016, representing 21% of operating revenues, U.S.$131 million before restructuring expenses relating to our Transformation Plan, representing 22% of operating revenues and U.S.$146 million excluding NOR.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Three months ended June 30,
	2017	2016
EBITDAS	25.3	102.1
Depreciation and amortization	(42.7)	(63.8)
Multi-client surveys depreciation and amortization	(88.9)	(76.4)
Depreciation and amortization capitalized to multi-client surveys	7.5	13.8
Stock based compensation expenses	0.6	0.2
Operating income	(98.2)	(24.1)
Share of (income) loss in companies accounted for under equity method	(2.5)	(4.8)
EBIT	(100.7)	(28.9)
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Total income taxes	(20.8)	(6.4)

Net income (loss)	(169.7)	(79.2)

For the three months ended June 30, 2017, EBIT at the Group level was a loss of U.S.$101 million, corresponding to a loss of U.S.$6 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan and to an income of U.S.$2 million excluding NOR, compared to a loss of U.S.$29 million, corresponding to a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$5 million excluding NOR for the comparable period of 2016.

For the three months ended June 30, 2017, Group EBITDAS was at U.S.$25 million, representing 7% of operating revenues, U.S.$120 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan, representing 34% of operating revenues and U.S.$122 million excluding NOR, compared to U.S.$102 million for the comparable period of 2016, representing 35% of operating revenues, U.S.$104 million before restructuring expenses relating to our Transformation Plan, representing 36% of operating revenues and U.S.$109 million excluding NOR.

The following table presents EBITDAS by segment:

	Six months ended June 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(26.1)	(134.4)	219.5	(14.2)	(20.5)	24.3	(4.5)	(21.9)	188.6	(10.5)	(28.0)	123.7

	Three months ended June 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(0.9)	(96.7)	139.3	(5.5)	(10.9)	25.3	9.4	(6.8)	119.3	(9.3)	(10.5)	102.1

CGG

For the six months ended June 30, 2017, Non-Operated Resources EBITDAS included U.S.$(124) million of restructuring costs net of gain on sale of assets relating to our Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBITDAS included U.S.$(7) million of restructuring expenses relating to our Transformation Plan.

In millions of U.S.$	Six months ended June 30,
	2017	2016
EBITDAS	24.3	123.7
Other financial income (loss)	(1.1)	(0.6)
Variance on provisions	(30.9)	(82.3)
Net gain on disposal of fixed assets	(27.4)	3.2
Dividends received from affiliates	2.0	13.0
Other non-cash items	63.0	0.4
Income taxes paid	1.8	(7.8)
Change in trade accounts receivables	(37.6)	340.4
Change in inventories	0.9	23.8
Change in other current assets	(5.1)	(6.3)
Change in trade accounts payables	(21.8)	(67.4)
Change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate	—	(7.6)

Net cash provided by operating activities	(12.9)	283.4

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of June 30, 2017:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	41.9	1,658.0	1,157.7	—	2,857.6
Other long-term obligations (interests)	114.7	252.2	107.3	—	474.2

Total long term debt obligations (a)	156.6	1,910.2	1,265.0	—	3,331.8
Finance lease obligations (not discounted)	7.9	15.0	14.8	0.1	37.8
Operating leases	129.0	175.5	135.1	270.7	710.3
-Bareboat agreements (a)	71.9	110.9	92.4	216.9	492.1
-Other operating lease agreement	57.1	64.6	42.7	53.8	218.2

Total contractual cash obligations (b)	293.5	2,100.7	1,414.9	270.8	4,079.9

Note:

For the purposes of the table above, the various components of the financial debt are presented with their normal maturities even though these debts with the exception of finance lease debt are presented entirely as current liabilities on our consolidated statement of financial position due to the application of IAS 1

(a)

As of June 30, 2017, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet is U.S.$492.1 million. Of this amount, U.S.$410.9 million corresponded to the vessels operated through GSS (see note 2), U.S.$17.6 million corresponded to vessels that we have already coldstacked, and U.S.$63.6 million corresponded to the vessels operated in 2017 and beyond.

(b)	Payments in foreign currencies are converted into U.S. dollars at June 30, 2017 exchange rates.

CGG

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

6.1.5.2.	Report of the Statutory auditors on the half year financial information

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier) , we hereby report to you on:

•	the limited review of the condensed half-year consolidated financial statements of CGG S.A., for the six months ended June 30th, 2017;

•	the verification of the information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, on the basis of our limited review, is to express our conclusion on these financial statements.

I – Conclusion on the financial statements

We conducted our limited review in accordance with professional standards applicable in France.

A limited review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - the standard of IFRS as adopted by the European Union applicable to interim financial information.

Without calling into question the opinion expressed above, we draw your attention to the following:

•

Note 1.3 “Continuity of operations” in the appendix to the condensed half-year consolidated financial statements, which states that on June 14, 2017, a safeguard procedure was initiated for CGG SA, the parent company of the CGG Group, and a Chapter 11 procedure was initiated in the United States with respect to 14 of its subsidiaries guaranteeing the secured debt and / or high yield bonds; that the Group liquidity as of June 30, 2017 does not allow to fully fund all the current operations until at least June 30, 2018; and that the Group’s ability to ensure its continuity of operations depends essentially on the effective and timely implementation of the financial restructuring plan. These factors indicate the existence of significant uncertainties that could call into question the continuity of operations.

•

Note 1 “Accounting Principles” in the appendix to the condensed half-year consolidated financial statements, which states that the consolidated financial statements for the year 2016 are still not approved by the shareholders’ meeting which will be held later in the year.

II - Specific verification

We have also verified the information given in the half-year management report on the condensed halfyear consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

In Paris-La Défense, on July 28 2017

The Statutory Auditors

MAZARS Jean-Luc BARLET	ERNST & YOUNG et Autres Nicolas PFEUTY

CGG

6.1.6.	Recent press release

CGG Announces its 2017 Second Quarter Results

Quarterly EBITDA boosted by solid multi-client sales

•	Revenue at $350m

•	GGR: solid Multi-Client quarterly sales boosted by Mexican and Brazilian licensing rounds

•	Equipment: persistent low volumes

•	Contractual Data Acquisition: good marine operational performance in very challenging market conditions

•	EBITDAs[1] at $120m

•	Group Operating Income[1] at $(3)m

•	Capex at $78m and Free Cash Flow[1] at $(24)m

•	Net debt up at $2,497m at end of June with liquidity down to $315m

•	Net income at $(170)m

2017 Market outlook unchanged

•	2017 operating results still expected in line with 2016, based on different mix:

•	Multi-Client: sales supported by good positioning in key basins

•	Equipment: low volumes in a context of uncertain recovery horizon

•	Data acquisition: still hampered by low exploration spending with the usual unfavorable seasonality in H2

Focused on the swift delivery of our financial restructuring

•	Nordic debt restructuring completed on April 20

•	Company financial restructuring proposal on May 12

•	Agreement in principle with a majority of secured lenders and a majority of unsecured lenders reached on June 2

•	French Safeguard proceeding on CGG S.A. launched on June 14; creditors committee to be held in France on July 28

•	Prearranged US Chapter 11 for 14 significant subsidiaries launched on June 14; creditors consultation to be completed in the US by mid-October

•	Successful Private Placement Agreement of $375m new 2024 HYB: commitment period closed on July 7

•	Financial restructuring plan to be approved by shareholders’ EGM to be held end of October; an essential step to ensure the future of the company

•	$125m rights issue to follow

•	Settlement of all restructuring operations early 2018

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

PARIS, France – July 28th 2017 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 second quarter unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“This second quarter was characterized by the very continued commitment from our operational teams, ensuring a high quality service to our customers, and by major progress in our financial restructuring process.

Operationally, our solid $120 million EBITDA was driven by multi-client sales thanks to the good positioning of our data library. However, equipment sales were very low in a market with limited visibility and an uncertain recovery horizon. Our 2017 outlook is unchanged, with operating results in line with 2016 and downward pressure on cash flow generation as expected.

In parallel, we achieved progress in our financial restructuring process initiated early in the year, in agreeing a plan with a majority of our creditors. This balanced plan meets the objectives of the company: preservation of the Group’s integrity, massive debt reduction, extension of the debt maturities and providing additional liquidity. It enabled us to enter in prearranged Safeguard and Chapter 11 processes backed by the majority of our creditors, thus helping to protect commercially, operationally and socially the Company in this period of uncertainty.

CGG

Following the creditors’ committees vote in France expected today and with the approval of the creditors in the United States sought by mid-October, the next decisive step for CGG’s sustainability will be the approval of the financial restructuring plan at the shareholders’ Extraordinary General Meeting scheduled for the end of October.

This proposed plan would result in a $2 billion net debt reduction and would provide the necessary liquidity to support the Company’s turnaround, while allowing shareholders to participate to the recovery.”

Post-closing event

•

CGG announced on July 13 that Eligible Holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to the new 2024 HYB pursuant to the terms of the private placement agreement, and had acceded to the lock-up agreement as at July 7 (the end of the placement period). As a reminder, the issuance of the new 2024 HYB has been totally backstopped by members of the ad hoc committee of the holders of the Senior Notes.

Furthermore, holders of 74.24% of the combined aggregate principal amount of the Senior Notes and the Convertible Bonds, together with holders of 77.66% of the aggregate principal amount of the group’s Secured Debt, have executed or acceded to the lock-up agreement. This indicates a high level of support for the Financial Restructuring and satisfies a key milestone in the implementation process ahead of creditors meetings in France and in the US.

CGG

Second Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017
Group Revenue	290.2	249.4	349.8
Group EBITDAs	103.8	28.7	120.0
Group EBITDAs margin	35.8%	11.5%	34.3%
Group EBITDAs excluding NOR	108.9	36.7	122.0
Operating Income	(22.4)	(67.2)	(3.5)
Opinc margin	(7.7)%	(26.9)%	(1.0)%
Operating Income excluding NOR	0.2	(46.9)	1.8
Equity from investments	(4.8)	2.5	(2.5)
Net Financial Costs	(43.9)	(48.4)	(48.2)
Total Income Taxes	(6.4)	(2.3)	(20.8)
Non-recurring charges (NRC)	(1.7)	(29.7)	(94.7)
Net Income	(79.2)	(145.1)	(169.7)
Cash Flow from Operations before NRC	134.1	34.4	52.2
Cash Flow from Operations after NRC	87.2	(10.8)	(2.1)
Free Cash Flow before NRC	(21.1)	(74.3)	(23.9)
Free Cash Flow after NRC	(68.0)	(119.5)	(78.2)
Net Debt	2,150.4	2,334.9	2,497.0
Capital Employed	3,658.2	3,342.0	3,273.5

First Half 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Half 2016	First Half 2017
Group Revenue	603.2	599.2
Group EBITDAs	130.9	148.7
Group EBITDAs margin	21.7%	24.8%
Group EBITDAs excluding NOR	145.6	158.7
Operating Income	(103.7)	(70.7)
Opinc margin	(17.2)%	(11.8)%
Operating Income excluding NOR	(54.5)	(45.1)
Equity from investments	(0.1)	0
Net Financial Costs	(85.2)	(96.6)
Total Income Taxes	(12.7)	(23.1)
Non-recurring charges (NRC)	(7.2)	(124.4)
Net Income	(208.9)	(314.8)
Cash Flow from Operations before NRC	371.7	86.6
Cash Flow from Operations after NRC	283.4	(12.9)
Free Cash Flow before NRC	96.6	(98.2)
Free Cash Flow after NRC	8.3	(197.7)
Net Debt	2,150.4	2,497.0
Capital Employed	3,658.2	3,273.5

Going concern

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (approximately U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

CGG

The main features of the proposed restructuring plan have been disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million Rights Issue and the issuance of U.S.$375 million of new secured second lien senior notes (with Warrants) with a 6-year maturity.

As of July 27, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S.$315 million of Group liquidity as of June 30, 2017 does not allow to fully fund our current operations until at least June 30, 2018.

The ability of the Group to continue as a going concern then depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S.$500 million of new money by early 2018. Should the creditors involved in the French safeguard and US Chapter 11 procedures or the shareholders fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until June 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with Warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. On that basis, and in the light of the respective merits of the proposed restructuring plan for the other Group stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Board of Directors on July 27, 2017 concluded that preparing the June 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

CGG

Second quarter 2017 financial results by operating segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on-year	Variation Quarter-to-quarter
Total Revenue	196.4	158.0	220.7	12%	40%
Multi-Client	95.6	72.2	132.7	39%	84%
Pre-funding	77.9	53.2	73.3	(6)%	38%
After-Sales	17.7	19.0	59.4	236%	213%
Subsurface Imaging & Reservoir (SIR)	100.8	85.8	88.0	(13)%	3%
EBITDAs	119.3	80.2	139.3	17%	74%
Margin	60.7%	50.8%	63.1%	240 bps	NA
Operating Income*	28.8	18.3	37.3	30%	104%
Margin	14.7%	11.6%	16.9%	220 bps	530 bps
Capital Employed (in billion $)	2.3	2.3	2.3	NA	NA

GGR Total Revenue was $221 million, up 12% year-on-year and 40% sequentially.

•

Multi-Client revenue was $133 million, up 39% year-on-year and 84% sequentially. 48% of the fleet was allocated to multi-client programs compared to 66% in Q2 2016 and 29% in Q1 2017. Multi-client sales were the highest in Gulf of Mexico and Brazil.

•

Prefunding revenue was $73 million, down 6% year-on-year and up 38% sequentially. Multi-client cash capex was at $60 million, down 35% year-on-year and up 24% sequentially. The cash prefunding rate was at 122% versus 84% in Q2 2016.

•	After-sales revenue was $59 million, up 236% year-on-year and 213% sequentially.

•

Subsurface Imaging & Reservoir revenue was $88 million, down 13% year-on-year and up 3% sequentially. Reservoir businesses were impacted by clients’ low capex spending. Subsurface Imaging continues to harvest commercial success, as demonstrated by long term dedicated centers award in Oman and Thailand.

GGR EBITDAs was $139 million, a 63.1% margin.

GGR Operating Income was $37 million, a 16.9% margin. The multi-client depreciation rate totaled 67%, leading to a library Net Book Value of $833 million at the end of June, split 89% offshore and 11% onshore.

GGR Capital Employed was stable at $2.3 billion at the end of June 2017.

CGG

Equipment

Equipment In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on-year	Variation Quarter-to-quarter
Total Revenue	44.3	32.4	53.0	20%	64%
External Revenue	36.0	25.6	47.8	33%	87%
Internal Revenue	8.3	6.8	5.2	(37)%	(24)%
EBITDAs	(9.3)	(8.7)	(5.5)	41%	37%
Margin	(21.0)%	(26.9)%	(10.4)%	NA	NA
Operating Income	(18.2)	(16.4)	(12.6)	31%	23%
Margin	(41.1)%	(50.6)%	(23.8)%	NA	NA
Capital Employed (in billion $)	0.7	0.6	0.6	NA	NA

Equipment Total Revenue was $53 million, up 20% year-on-year and 64% sequentially. External sales were $48 million, up 33% year-on-year and 87% sequentially. Land and marine seismic equipment sales were still impacted by low demand this quarter.

Land equipment sales represented 49% of total sales, compared to 64% in the second quarter of 2016, with channels delivered to Algeria and India and gauges business being active.

Marine equipment sales represented 51% of total sales, compared to 36% in the second quarter of 2016, driven notably by some second hand equipment delivery.

Equipment EBITDAs was $(6) million, a margin of (10.4)%.

Equipment Operating Income was $(13) million, a margin of (23.8)%.

Equipment Capital Employed was stable at $0.6 billion at the end of June 2017.

CGG

Contractual Data Acquisition

Contractual Data Acquisition In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on-year	Variation Quarter-to-quarter
Total Revenue	59.2	66.5	82.0	39%	23%
External Revenue	57.8	65.8	81.3	41%	24%
Internal Revenue	1.4	0.7	0.7	(50)%	0%
Total Marine Acquisition	22.3	44.6	60.9	173%	36%
Total Land and Multi-Physics Acquisition	36.9	21.9	21.1	(43)%	(4)%
EBITDAs	9.4	(25.2)	(0.9)	(110)%	96%
Margin	15.9%	(37.9)%	(1.1)%	NA	NA
Operating Income	0.5	(38.6)	(12.7)	NA	67%
Margin	0.8%	(58.0)%	(15.5)%	NA	NA
Equity from Investments	(4.8)	2.5	0.3	106%	(88)%
Capital Employed (in billion $)	0.5	0.4	0.4	NA	NA

Contractual Data Acquisition Total Revenue was $82 million, up 39% year-on-year and 23% sequentially.

•

Contractual Marine Data Acquisition revenue was $61 million, up 173% year-on-year and 36% sequentially. Our vessel availability rate was 100%. This compares to 90% in the second quarter of 2016 and 91% in the first quarter of 2017. Our vessel production rate was 98%. This compares to 94% in the second quarter of 2016 and 98% in the first quarter of 2017. The higher revenue can be explained by the strong production performance coupled with the 100% fleet availability rate this quarter, after mobilization on two large surveys and vessel swap in Q1.

•	Land and Multi-Physics Data Acquisition revenue was $21 million, down 43% year-on-year and 4% sequentially. Market activity remains low.

Contractual Data Acquisition EBITDAs was $(1) million, a margin of (1.1)%.

Contractual Data Acquisition Operating Income was $(13) million, a margin of (15.5)%. Contractual Data Acquisition activities continued to suffer from a still competitive market, mitigated by the strong fleet productivity and the positive impact of Global Seismic Shipping on the cost structure.

Contractual Data Acquisition Capital Employed was stable at $0.4 billion at the end of June 2017.

CGG

Non-Operated Resources

Non-Operated Resources In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on-year	Variation Quarter-to-quarter
EBITDAs	(5.1)	(8.0)	(2.0)	61%	75%
Operating Income	(22.6)	(20.3)	(5.3)	77%	74%
Equity from Investments	0	0	(2.8)	NA	NA
Capital Employed (in billion $)	0.2	0	0	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources EBITDAs was $(2) million.

Non-Operated Resources Operating Income was $(5) million. The amortization of excess streamers has a negative impact on the contribution of this segment.

The equity from investments now includes the impact of 50% of the new Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS, four of them cold-stacked.

Non-Operated Resources Capital Employed was nil at the end of June 2017.

CGG

Second quarter 2017 financial results

Group Total Revenue was $350 million, up 21% year-on-year and 40% sequentially. The respective contributions from the Group’s businesses were 63% from GGR, 14% from Equipment and 23% from Contractual Data Acquisition.

Group EBITDAs was $120 million, a 34.3% margin, and $25 million after $(95) million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $122 million.

Group Operating Income was $(3) million, a (1.0)% margin, and $(98) million after $(95) millions of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $2 million.

Equity from Investments contribution was $(3) million and can notably be explained by the negative contribution made by the Global Seismic Shipping JV this quarter.

Total non-recurring charges were $95 million:

•	$53 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

•	$42 million of Financial restructuring costs

Net financial costs were $48 million:

•	Cost of debt was $49 million. The total amount of interest paid during the quarter was $14 million

•	Other financial items were positive $1 million, the negative impact of the Global Seismic Shipping set up being balanced by the positive foreign exchange impact.

Total Income Taxes were $21 million.

Group Net Income was $(170) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(169) million / €(155) million. EPS was negative at $(7.64) / €(7.00).

Cash Flow

Given the negative change in working capital, Cash Flow from operations was $52 million compared to $134 million for the second quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $(2) million.

Global Capex was $78 million, down 32% year-on-year and up 14% sequentially.

•	Industrial capex was $10 million, down 26% year-on-year and 28% sequentially

•	Research & Development capex was $8 million, down 9% year-on-year and up 25% sequentially

•	Multi-client cash capex was $60 million, down 35% year-on-year and up 24% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $(24) million compared to $(21) million for the second quarter of 2016. After cash NRC, Free Cash Flow was at $(78) million.

CGG

Comparison of Second Quarter 2017 with First Quarter 2017 and Second Quarter 2016

Consolidated Income Statements In Million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on-year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.13	1.06	1.09	NA	NA
Operating Revenue	290.2	249.4	349.8	21%	40%
GGR	196.4	158.0	220.7	12%	40%
Equipment	44.3	32.4	53.0	20%	64%
Contractual Data Acquisition	59.2	66.5	82.0	39%	23%
Elimination	(9.7)	(7.5)	(5.9)	(39)%	(21)%
Gross Margin	1.7	(26.5)	32.5	NA	223%
EBITDAs before NRC	103.8	28.7	120.0	16%	318%
GGR	119.3	80.2	139.3	17%	74%
Equipment	(9.3)	(8.7)	(5.5)	41%	37%
Contractual Data Acquisition	9.4	(25.2)	(0.9)	(110)%	96%
Non-Operated Resources	(5.1)	(8.0)	(2.0)	61%	75%
Corporate	(8.0)	(8.1)	(8.3)	4%	2%
Eliminations	(2.5)	(1.5)	(2.6)	4%	73%
NRC before impairment	(1.7)	(29.7)	(94.7)	NA	219%
Operating Income before NRC	(22.4)	(67.2)	(3.5)	84%	95%
GGR	28.8	18.3	37.3	30%	104%
Equipment	(18.2)	(16.4)	(12.6)	31%	23%
Contractual Data Acquisition	0.5	(38.6)	(12.7)	NA	67%
Non-Operated Resources	(22.6)	(20.3)	(5.3)	77%	74%
Corporate	(8.0)	(8.1)	(8.3)	4%	2%
Eliminations	(2.9)	(2.1)	(1.9)	(34)%	(10)%
NRC	(1.7)	(29.7)	(94.7)	NA	219%
Operating Income after NRC	(24.1)	(96.9)	(98.2)	(307)%	(1)%
Net Financial Costs	(43.9)	(48.4)	(48.2)	10%	0%
Income Taxes	(6.2)	(2.5)	(21.6)	248%	764%
Deferred Tax on Currency Translation	(0.2)	0.2	0.8	500%	300%
Equity from Investments	(4.8)	2.5	(2.5)	48%	(200)%
Net Income	(79.2)	(145.1)	(169.7)	(114)%	(17)%
Shareholder’s Net Income	(77.8)	(144.1)	(169.2)	(117)%	(17)%
Earnings per share in $	(3.52)	(6.51)	(7.64)	NA	NA
Earnings per share in €	(3.07)	(6.12)	(7.00)	NA	NA

CGG

Cash Flow Statements In Million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
EBITDAs before NRC	103.8	28.7	120.0	16%	318%
Net tax paid	1.9	(3.1)	4.9	158%	(258)%
Change in Working Capital	15.2	12.8	(57.4)	(478)%	(548)%
Other items	13.2	(4.0)	(15.3)	(216)%	(283)%
Cash Flow provided by operating activities	134.1	34.4	52.2	(61)%	52%
Paid Cost of Debt	(43.8)	(44.2)	(13.5)	(69)%	(69)%
Capex (including change in fixed assets payables)	(119.0)	(67.7)	(77.5)	(35)%	14%
Industrial	(17.2)	(12.9)	(9.4)	(45)%	(27)%
R&D	(8.9)	(6.5)	(8.1)	(9)%	25%
Multi-Client (Cash)	(92.9)	(48.3)	(60.0)	(35)%	24%
Marine MC	(86.3)	(36.9)	(58.6)	(32)%	59%
Land MC	(6.6)	(11.4)	(1.4)	(79)%	(88)%
Proceeds from disposals of assets	7.6	3.2	14.9	96%	366%
Free Cash Flow before Cash NRC	(21.1)	(74.3)	(23.9)	(13)%	68%
Cash NRC	(46.9)	(45.2)	(54.3)	16%	20%
Free Cash Flow after Cash NRC	(68.0)	(119.5)	(78.2)	(15)%	35%
Non Cash Cost of Debt and Other Financial Items	2.1	(2.6)	(35.1)	NA	NA
Specific items	(4.3)	(3.0)	3.5	181%	217%
FX Impact	21.5	(10.0)	(67.3)	(413)%	(573)%
Other variance non cash	0	111.8	15.0	NA	(87)%
Change in Net Debt	(48.7)	(23.3)	(162.1)	(233)%	(596)%
Net debt	2,150.4	2,334.9	2,497.0	16%	7%

CGG

First Half 2017 Financial Results

Group Total Revenue was $599 million, down 1% compared to 2016. The respective contributions from the Group’s businesses were 63% from GGR, 12% from Equipment and 25% from Contractual Data Acquisition.

Group EBITDAs was $149 million, a 24.8% margin, and $24 million after $(124) million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $159 million.

Group Operating Income was $(71) million, an (11.8)% margin, and $(195) million after $(124) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(45) million.

•

GGR operating income margin was at 14.7%. Multi-Client sales reached $205 million with a cash prefunding rate of 117%. Our highest offshore multi-client sales were made in Gulf of Mexico and Brazil. The depreciation rate was 67% leading to a Net Book Value of $833 million at the end of June.

•	Subsurface Imaging delivered a resilient performance, while reservoir businesses were impacted by clients’ low capex spending.

•

Equipment operating income margin was at (34.0)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes continue to strongly impact the profitability of this segment.

•

Contractual Data Acquisition operating income margin was at (34.5)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 98%. 59% of our fleet was dedicated to the contractual market over the semester. Land and Multi-Physics acquisition continued to suffer from a global low level of activity and slow clients’ decision process.

•	NOR operating income was at $(26) million.

Equity from Investments contribution was nil this semester.

Total non-recurring charges (NRC) were $124 million:

•	$71 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

•	$53 million of Financial restructuring costs

Net financial costs were $97 million:

•	Cost of debt was $96 million. The total amount of interest paid was $58 million

•	Other financial items were negative at $1 million

Total Income Taxes were $23 million.

Group Net Income was $(315) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(313) million / €(291) million. EPS was negative at $(14.15) / €(13.12).

Cash Flow

Cash Flow from operations was $87 million before NRC, compared to $372 million for the first half of 2016. Cash Flow from operations was $(13) million after cash NRC.

•	Global Capex was $146 million, down 28% year-on-year:

•	Industrial capex was $23 million, up 3% year-on-year

•	Research & development capex was $15 million, down 19% year-on-year

•	Multi-client cash capex was $108 million, down 33% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(98) million compared to $97 million for the first half of 2016. After cash NRC, Free Cash Flow was $(198) million.

Balance Sheet

Group gross debt was $2.812 billion at the end of June 2017. Available cash was $315 million and Group net debt was $2.497 billion.

The net debt to shareholders equity ratio, at the end of June 2017, was 337% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $315 million at the end of June 2017.

Leverage ratio and interest cover ratio are not applicable as of June 31, 2017 as a result of the French safeguard procedure and US Chapter 11 procedure.

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

CGG

First Half 2017 comparison with First Half 2016

Consolidated Income Statements In Million $	First Half 2016	First Half 2017	Variation Year-on- year
Exchange rate euro/dollar	1.11	1.08	NA
Operating Revenue	603.2	599.2	(1)%
GGR	360.4	378.7	5%
Equipment	117.5	85.4	(27)%
Contractual Data Acquisition	148.3	148.5	0%
Elimination	(23.0)	(13.4)	(42)%
Gross Margin	(20.5)	6.0	129%
EBITDAs before NRC	130.9	148.7	14%
GGR	188.6	219.5	16%
Equipment	(10.5)	(14.2)	(35)%
Contractual Data Acquisition	(4.5)	(26.1)	(480)%
Non-Operated Resources	(14.7)	(10.0)	32%
Corporate	(17.6)	(16.4)	(7)%
Eliminations	(10.4)	(4.1)	(61)%
NRC before impairment	(7.2)	(124.4)	NA
Operating Income before NRC	(103.7)	(70.7)	32%
GGR	36.7	55.6	51%
Equipment	(29.1)	(29.0)	0%
Contractual Data Acquisition	(33.8)	(51.3)	(52)%
Non-Operated Resources	(49.2)	(25.6)	48%
Corporate	(17.6)	(16.4)	(7)%
Eliminations	(10.7)	(4.0)	(63)%
NRC	(7.2)	(124.4)	NA
Operating Income after NRC	(110.9)	(195.1)	(76)%
Net Financial Costs	(85.2)	(96.6)	13%
Income Taxes	(14.3)	(24.1)	69%
Deferred Tax on Currency Translation	1.6	1.0	(38)%
Equity from Investments	(0.1)	0	(100)%
Net Income	(208.9)	(314.8)	(51)%
Shareholder’s Net Income	(206.9)	(313.3)	(51)%
Earnings per share in $	(10.64)	(14.15)	NA
Earnings per share in €	(9.58)	(13.12)	NA

CGG

Cash Flow Statements In Million $	First Half 2016	First Half 2017	Variation Year-on-year
EBITDAs before NRC	130.9	148.7	14%
Net tax paid	(7.8)	1.8	(123)%
Change in Working Capital	233.8	(44.6)	(119)%
Other items	14.8	(19.3)	(230)%
Cash Flow provided by operating activities	371.7	86.6	(77)%
Paid Cost of Debt	(74.8)	(57.7)	(23)%
Capex (including change in fixed assets payables)	(208.7)	(145.2)	(30)%
Industrial	(27.8)	(22.3)	(20)%
R&D	(18.1)	(14.6)	(19)%
Multi-Client (Cash)	(162.8)	(108.3)	(33)%
Marine MC	(141.4)	(95.5)	(32)%
Land MC	(21.4)	(12.8)	(40)%
Proceeds from disposals of assets	8.4	18.1	115%
Free Cash Flow before Cash NRC	96.6	(98.2)	(202)%
Cash NRC	(88.3)	(99.5)	13%
Free Cash Flow after Cash NRC	8.3	(197.7)	NA
Non Cash Cost of Debt and Other Financial Items	(9.9)	(37.7)	(281)%
Specific items	371.0	0.5	(100)%
FX Impact	(20.3)	(77.3)	(281)%
Other variance non cash	0	126.8	NA
Change in Net Debt	349.1	(185.4)	(153)%
Net debt	2,150.4	2,497.0	16%

CGG

Q2 2017 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0) 1 76 77 22 26 +44(0) 203 427 1916 2031528

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CGG

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

CGG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2017 (unaudited)	December 31, 2016
ASSETS
Cash and cash equivalents	314.8	538.8
Trade accounts and notes receivable, net	459.3	434.8
Inventories and work-in-progress, net	282.4	266.3
Income tax assets	97.4	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,292.5	1,476.5
Deferred tax assets	22.2	26.0
Investments and other financial assets, net	66.6	51.9
Investments in companies under equity method	212.9	190.5
Property, plant and equipment, net	350.1	708.6
Intangible assets, net	1,165.5	1,184.7
Goodwill, net	1,229.6	1,223.3
Total non-current assets	3,046.9	3,385.0
TOTAL ASSETS	4,339.4	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,759.2	2,782.1
Trade accounts and notes payables	143.1	157.4
Accrued payroll costs	125.7	138.9
Income taxes payable	31.5	31.6
Advance billings to customers	26.9	24.4
Provisions — current portion	58.6	110.7
Current liabilities associated with funded receivables	47.7	—
Other current liabilities	111.1	140.2
Total current liabilities	3,303.8	3,386.9
Deferred tax liabilities	72.2	67.6
Provisions — non-current portion	115.9	162.1
Financial debt	52.6	66.7
Other non-current liabilities	18.4	21.4
Total non-current liabilities	259.1	317.8
Common stock 26,834,403 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at June 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(845.1)	(272.3)
Other Reserves	93.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(313.3)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(43.4)	(54.1)
Equity attributable to owners of CGG SA	741.2	1,120.7
Non-controlling interests	35.3	36.1
Total equity	776.5	1,156.8
TOTAL LIABILITIES AND EQUITY	4,339.4	4,861.5

Closing	rates were U.S.$1.1412 per € and U.S.$1.0541 per € for June 30, 2017 and December 31, 2016, respectively.

(2)

As of June 30, 2017, out of the U.S.$2,759.2 million of financial debt classified as current liabilities only U.S.$99.2 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 on financial debts for further explanations.

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	599.2	603.2
Other income from ordinary activities	0.7	0.6
Total income from ordinary activities	599.9	603.8
Cost of operations	(593.9)	(624.3)
Gross profit	6.0	(20.5)
Research and development expenses, net	(15.8)	(1.7)
Marketing and selling expenses	(27.1)	(32.5)
General and administrative expenses	(40.0)	(45.3)
Other revenues (expenses), net	(118.2)	(10.9)
Operating income	(195.1)	(110.9)
Expenses related to financial debt	(97.1)	(85.5)
Income provided by cash and cash equivalents	1.6	0.9
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Income (loss) of consolidated companies before income taxes	(291.7)	(196.1)
Deferred taxes on currency translation	1.0	1.6
Other income taxes	(24.1)	(14.3)
Total income taxes	(23.1)	(12.7)
Net income (loss) from consolidated companies	(314.8)	(208.8)
Share of income (loss) in companies accounted for under equity method	—	(0.1)
Net income (loss)	(314.8)	(208.9)
Attributable to:
Owners of CGG SA	$(313.3)	(206.9)
Owners of CGG SA (1)	€(290.5)	(186.4)
Non-controlling interests	$(1.5)	(2.0)
Weighted average number of shares outstanding (2)	22,133,149	19,457,713
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	19,457,713
Net income (loss) per share
Basic	$(14.15)	(10.64)
Basic (1)	€(13.12)	(9.58)
Diluted	$(14.15)	(10.64)
Diluted (1)	€(13.12)	(9.58)

(1)	Converted at the average exchange rate of U.S.$1.0784 and U.S.$1.1101 per € for the periods ended June 30, 2017 and 2016, respectively.
(2)

As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	349.8	290.2
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	350.1	290.5
Cost of operations	(317.6)	(288.8)
Gross profit	32.5	1.7
Research and development expenses, net	(7.6)	10.4
Marketing and selling expenses	(14.0)	(16.5)
General and administrative expenses	(19.8)	(21.2)
Other revenues (expenses), net	(89.3)	1.5
Operating income	(98.2)	(24.1)
Expenses related to financial debt	(49.4)	(42.1)
Income provided by cash and cash equivalents	0.7	0.5
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Income (loss) of consolidated companies before income taxes	(146.4)	(68.0)
Deferred taxes on currency translation	0.8	(0.2)
Other income taxes	(21.6)	(6.2)
Total income taxes	(20.8)	(6.4)
Net income (loss) from consolidated companies	(167.2)	(74.4)
Share of income (loss) in companies accounted for under equity method	(2.5)	(4.8)
Net income (loss)	(169.7)	(79.2)
Attributable to:
Owners of CGG SA	$(169.2)	(77.8)
Owners of CGG SA (1)	€(154.9)	(67.9)
Non-controlling interests	$(0.5)	(1.4)
Weighted average number of shares outstanding (2)	22,133,149	22,133,149
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	22,133,149
Net income (loss) per share
Basic	$(7.64)	(3.52)
Basic (1)	€(7.00)	(3.07)
Diluted	$(7.64)	(3.52)
Diluted (1)	€(7.00)	(3.07)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)

As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

CGG

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2	145.0	—	360.4	97.8	—	603.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—	3.3	—	—	19.7	(23.0)	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2	148.3	—	360.4	117.5	(23.0)	603.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)	(29.3)	(34.5)	(51.0)	(18.7)	(0.2)	(133.7)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)	—	—	(123.1)	—	—	(123.1)
Operating income	(51.3)	(150.0)	55.6	(29.0)	(20.4)	(195.1)	(33.8)	(56.4)	36.7	(29.1)	(28.3)	(110.9)
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—	(0.1)	—	—	—	—	(0.1)
Earnings before interest and tax (2)	(48.5)	(152.8)	55.6	(29.0)	(20.4)	(195.1)	(33.9)	(56.4)	36.7	(29.1)	(28.3)	(111.0)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9	9.3	—	25.4	5.7	5.5	45.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3	—	—	162.8	—	—	162.8
Capital employed	0.4	—	2.3	0.6	—	3.3	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$2.7 million and U.S.$(0.3) million for the six months ended June 30, 2017 and 2016, respectively.
(2)

At the Group level, Operating Income and EBIT before costs related to the Transformation Plan, both amounted to U.S.$(70.7) million, for the six months ended June 30, 2017, compared to U.S.$(103.7) million and U.S.$(103.8) million, respectively, for the six months ended June 30, 2016.

For the six months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(124.4) million related to the Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(7.2) million related to the Transformation Plan.

For the six months ended June 30, 2017, “eliminations and other” included U.S.$(16.4) million of general corporate expenses and U.S.$(4.0) million of intra-group margin. For the six months ended June 30, 2016, “eliminations and other” included U.S.$(17.6) million of general corporate expenses and U.S.$(10.7) million of intra-group margin.

(3)

Capital expenditures included capitalized development costs of U.S.$(14.6) million and U.S.$(18.1) million for the six months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

CGG

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8	57.8	—	196.4	36.0	—	290.2
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—	1.4	—	—	8.3	(9.7)	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8	59.2	—	196.4	44.3	(9.7)	290.2
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)	(8.9)	(17.5)	(28.3)	(8.9)	(0.2)	(63.8)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)	—	—	(76.4)	—	—	(76.4)
Operating income	(12.7)	(100.0)	37.3	(12.6)	(10.2)	(98.2)	0.5	(24.3)	28.8	(18.2)	(10.9)	(24.1)
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)	(4.8)	—	—	—	—	(4.8)
Earnings before interest and tax (2)	(12.4)	(102.8)	37.3	(12.6)	(10.2)	(100.7)	(4.3)	(24.3)	28.8	(18.2)	(10.9)	(28.9)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5	5.2	—	12.9	3.8	4.2	26.1
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0	—	—	92.9	—	—	92.9

(1)	Share of operating results of companies accounted for under the equity method was U.S.$(1.0) million and U.S.$(9.0) million for the three months ended June 30, 2017 and 2016, respectively.
(2)

At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(3.5) million and U.S.$(6.0) million, respectively, for the three months ended June 30, 2017, compared to U.S.$(22.4) million and U.S.$(27.2) million, respectively, for the three months ended June 30, 2016.

For the three months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(94.7) million related to the Transformation Plan. For the three months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(1.7) million related to the Transformation Plan.

For the three months ended June 30, 2017, “eliminations and other” included U.S.$(8.3) million of general corporate expenses and U.S.$(1.9) million of intra-group margin. For the three months ended June 30, 2016, “eliminations and other” included U.S.$(8.0) million of general corporate expenses and U.S.$(2.9) million of intra-group margin.

(3)

Capital expenditures included capitalized development costs of U.S.$(8.1) million and U.S.$(8.9) million for the three months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

CGG

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(314.8)	(208.9)
Depreciation and amortization	95.6	133.7
Multi-client surveys depreciation and amortization	136.6	123.1
Depreciation and amortization capitalized in multi-client surveys	(12.9)	(22.0)
Variance on provisions	(30.9)	(82.3)
Stock based compensation expenses	0.1	(0.2)
Net (gain) loss on disposal of fixed and financial assets	(27.4)	3.2
Equity (income) loss of investees	—	0.1
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	63.0	0.4
Net cash-flow including net cost of financial debt and income tax	(88.7)	(39.9)
Less net cost of financial debt	95.5	84.6
Less income tax expense	23.1	12.7
Net cash-flow excluding net cost of financial debt and income tax	29.9	57.4
Income tax paid	1.8	(7.8)
Net cash-flow before changes in working capital	31.7	49.6
— change in trade accounts and notes receivables	(37.6)	340.4
— change in inventories and work-in-progress	0.9	23.8
— change in other current assets	(5.1)	(6.3)
— change in trade accounts and notes payable	(21.8)	(67.4)
— change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate on financial items	—	(7.6)
Net cash-flow provided by operating activities	(12.9)	283.4
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(36.9)	(45.9)
Investments in multi-client surveys, net cash	(108.3)	(162.8)
Proceeds from disposals of tangible & intangible assets	18.1	8.4
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash & cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	1.6	(0.6)
Net cash-flow used in investing activities	(121.7)	(194.1)
FINANCING
Repayment of long-term debt	(25.3)	(478.6)
Total issuance of long-term debt	2.3	163.3
Lease repayments	(2.9)	(4.3)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(57.7)	(74.8)
Net proceeds from capital increase:	—	—
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:	—	—
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(85.2)	(29.9)
Effects of exchange rates on cash	3.3	6.5
Impact of changes in consolidation scope	(7.5)	(a) —
Net increase (decrease) in cash and cash equivalents	(224.0)	65.9
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	314.8	451.2

CGG

6.1.7.	Significant events since June 30, 2017

Since June 30, 2017, there has been no material change in the Group’s financial and commercial position, except for the items described in this Update to the Registration Document and in particular paragraphs 1.6 “Recent developments” and 7 “Company’s information and share capital” of this update as well as notes 1.3 “Continuity of operations” and 8 “Subsequent events” to the unaudited interim consolidated financial statements.

CGG

6.3.	Perspectives

Information relating to this paragraph is described in the Registration Document. This information remains accurate as of the date of this update and is updated or supplemented by the information set out below:

Financial Perspectives

For the purposes of negotiating the Financial Restructuring Plan (more fully described in paragraph 1.6 “Recent developments” of this Update to the Registration Document), between March and May 2017, the Company prepared and disclosed to certain of its creditors and shareholders who had entered into confidentiality commitments, estimates of certain Group’s financial aggregates relating to fiscal years 2017, 2018 and 2019 extracted from the business plan. These estimates were made public by way of a press release dated May 12, 2017.

These estimates have been prepared on the basis of the following general assumptions:

•	the Company continues to operate as a services company with interlinked technologies, production units, and geographies and whose value is mostly made up of clients and people ;

•

the financial restructuring contemplated in the Financial Restructuring Plan is completed in early 2018, and in particular (i) the maturity of the New First Lien Notes occurs in 2023, (ii) the sums due under the Senior Notes and the Convertible Bonds are equitized as described in paragraph 1.6 “Recent developments”, and (iii) the Company receives an amount (net after repayment of the Secured Loans of USD 150 million and after payment of the various costs and fees related to the raise of new money) of USD 300 million of new money as proceeds from the Rights Issue with PSR and the issuance of the New Second Lien Notes.

Outlook for 2017

The Group does not expect the seismic and geoscience market to improve significantly in 2017 compared to 2016. In this context, the Group’s priority will be the restructuring of its debt (for more details, see paragraph 1.6 “Recent developments” of this Update to the Registration Document), the continuation of cost reductions, and the continuation of the operational and commercial efficiencies. The industrial capital expenditures (excluding capitalized research and development costs) are expected to be between USD75 million and USD 100 million in 2017. The multi-client cash capital expenditures are expected to be between USD 250 million and USD 300 million with a cash prefunding rate above 70%.

The 2017 gross operating income (EBITDAS) excluding restructuring costs related to the Transformation Plan, is expected to remain in line with those from 2016, but generated with a different mix of activities:

•	Multi-Client: sales supported by a good positioning in key sedimentary basins;

•	Equipment: low volumes in a context of still uncertain recovery horizon;

•	Data acquisition: volumes and prices still hampered by low exploration spending.

Finally, cash generation is expected to be lower in 2017 due to lack of positive change in working capital versus 2016.

The estimates of the Company for the fiscal year 2017 constitute profit forecast as described below.

Outlook for 2018 and 2019

The outlook for the fiscal years 2018 and 2019 is based on achieving the 2017 estimates and the beginning of a progressive recovery in the seismic industry and the geosciences market based on the following assumptions:

•	oil barrel price increasing progressively up to USD 60-65 per barrel over the next two years;

•	unconventional production remains a strong swing factor;

•	shortage in oil reserves expected by 2020 due to the current scant exploration efforts and low rate of discoveries in the past few years; and

•	modest increase in exploration expenses beginning in the second half of 2018.

This outlook consists mainly of (i) orders of magnitude of turnover within a given time horizon, (ii) EBITDAs margin levels in relation to these turnover amounts, (iii) trajectories of multi-client investments, industrial investments and R & D investments, (iv) a trend in changes in working capital, (v) a sizing of residual costs related to the Industrial Transformation Plan, and (vi) on the basis of the terms of the Financial Restructuring Plan (new money contributed, non-recurring costs related to the financial restructuring, future interest expenses, etc.), a trajectory for the Group’s liquidity. In particular, the Company recalls that the size of the new liquidity provided under the Financial Restructuring Plan—nearly USD 300 million after repayment of the Secured Loans up to USD 150 million and after payment of the various costs and fees related to the raising of new money—was discussed and agreed between the parties on the basis of negative sensitivities vis-à-vis the outlook for 2018 and 2019, based in particular on a less favorable assumption regarding the price per oil barrel, i.e. a simple stability compared to the current level of USD 50-55 per barrel, and a lower increase of exploration expenses.

The 2018 and 2019 outlook was drawn up in an unstable and particularly volatile environment for the Group, given the crisis impacting the oil and oil-services sector and its related recovery uncertainties. The estimates and assumptions used in the preparation of the 2018 and 2019 outlook in the beginning of 2017 do not alter the balance of the Financial Restructuring Plan or the Group’s ability to service its debt following the implementation of such plan, knowing that the outlook advanced for 2018 and 2019 should not be relied on as indicative of the future performance of the Group.

CGG

Moreover, numerous events may impact the levels of the Group’s revenues, EBITDAs margin, investments (multi-client, industrial, R&D) as well as the changes in working capital generated or achieved by the Group in 2018 and 2019, including those events described in Chapter 3 of the Registration Document and the present Update to the Registration Document.

The outlook made with respect to years 2018 and 2019 have not been reviewed by the Company’s statutory auditors. They may not be regarded as profit forecast within the meaning of European Regulation dated April 29, 2004 and are presented in this Update to the Registration Document only to provide for the equivalence of information.

The estimates and outlook for years 2017, 2018 and 2019 is presented in the table below.

(amounts in USD)	Fiscal year ended December 31,
	2017	2018	2019
Revenue	In line with 2016 results	~1.5 billion	~2.0 billion
EBITDAs Margin		35.0% - 40.0%	37.5% - 42.5%
Multi-Client Capex[17]		275 – 325 million
Industrial Capex[18]		100 – 125 million
Research and Development Capex[19]		stable at approximately 35 million
Change in Working Capital	Negative –in line with revenue growth (excluding ~50 million of accelerated factoring of Pemex in 2017)
Cash Transformation Cost	80 million	15 million	10 million
Liquidity	195 –225 million	375 –405 million	505 –535 million

Profit forecasts

Forward-looking statements

These forward-looking statements are given for the year 2017.

They are based on the consolidated financial statements for the fiscal year ended December 31, 2016 and on the consolidated financial statements as of June 30, 2017 and are established in accordance with IFRS and accounting methods applied by the Group.

They are part of a context in which (i) the Group’s management remains heavily dependent on the evolution in the oil and oil-related market, which is particularly difficult to anticipate, and (ii) the Group has set up a Safeguard Plan for CGG and a “Chapter 11” plan for 14 of the Group’s foreign subsidiaries, in order to restructure its financial debt. Subject to the required approvals from the shareholders, the Commercial Court of Paris and the US Courts, the financial restructuring should be effective early 2018.

CGG disclosed its outlook for the fiscal year 2017 on March 3, 2017 and confirmed them when it published its results for the first quarter on May 12, 2017 and its results for the second quarter on July 28, 2017. This outlook consists of a view of its EBITDAS excluding restructuring costs related to the Transformation Plan similar to that of 2016 for a less favorable cash generation.

In the first half of 2017, the Group’s turnover amounted to USD 599 million. It was USD 1,196 million in 2016. In the first half of 2017, the Group’s EBITDAS was a profit of USD 149 million, excluding restructuring costs related to the Transformation Plan. In 2016, EBITDAS was a profit of USD 328 million, excluding restructuring costs related to the Transformation Plan. It should be noted that the turnover of some of our activities, such as Multi-clients or Equipment, is generally characterized by a seasonal character with a traditionally strong fourth quarter.

Macro-economic assumptions

The Company anticipates market conditions for crude oil prices close to USD 50-55 per barrel. At this level of crude oil prices, the level of cash flow of the international and domestic oil companies remains very constrained, which has led and still leads them to limit their capital expenditures very sharply, particularly in the field of exploration.

Fluctuations in currency exchange rates, particularly the euro against the US dollar, may have a material effect on the Group’s results, presented in US dollars. Thus, even though the Group attempts to minimize this risk through its hedging policy, the Group can not guarantee its level of profitability or that fluctuations in exchange rates will not have a significantly negative impact on its future operating income. It is recalled that an unfavorable variation of 10 cents of the dollar against the euro would reduce the Group’s result by approximately USD 30 million in a full year given a cost base estimated in 2017 to EUR 300 million. For the record, in the first half of 2017, the average rate was USD 1.07 per euro. The average rate was USD 1.1057 per euro in 2016.

17

Multi-client Capital Expenditures are capitalized expenditures of acquisition and processing incurred in completing seismic surveys to be licensed to customers on a non-exclusive basis. The amounts of expenditures reported in this table correspond to cash costs only (excluding for instance the current depreciation of seismic equipments used for data acquisition).

18

Industrial Capital Expenditures correspond to the acquisition of tangible assets (like seismic equipment) that are expected to generate future economic benefits over useful lives lasting more than one period or to add to the value of an existing physical asset triggering extension of its useful life.

19

Research and Development Capital Expenditures are expenditures incurred (and capitalized) to develop new products (or substantially improved products) and processus likely to generate future economic benefits. The corresponding expenditures mainly include the cost of the direct labor and materials.

CGG

Assumptions internal to the Company

The Company anticipates contrasting developments in its various operating divisions:

•

Geology, Geophysics and Reservoir (GGR): low investments in exploration and production reduced GGR segment turnover by 29% in 2016 compared to 2015. All GGR activities were affected. We anticipate a market that will be impacted by the low capital expenditures by our clients for most of our products and services in 2017. However, with regard to multi-client sales, they are seen as supported due to prefinancing perspectives on our projects of the year, and the good positioning of our portfolio of studies in relation to lease rounds, such as Brazil’s pre-salt zones. The turnover from the multi-client business is traditionally seasonal, with a stronger fourth quarter, due in particular to the internal budget process specific to certain major clients for their exploration spending.

•

Equipment: the market for seismic equipment should continue to be characterized by low volumes, particularly affected by a very low demand for marine seismic equipment due to the very large reduction of the industrial capital expenditures of the main clients and the difficulty of financing encountered by some of them. The earth seismic equipment market is expected to increase, notably due to improved demand for well-bottoming tools, with Sercel also able to rely on the development of sales of the 508xt, its new generation of earth acquisition system. In this environment of still uncertain recovery, given its installed base, Sercel expects to maintain its leading position in 2017. In the second half of the year, the turnover of our Equipment division was traditionally stronger during the fourth quarter.

•

Contractual data acquisition: all acquisition activities are impacted by volumes and price levels largely hampered by low exploration spending. With respect to marine activity in particular, prices evolution is expected to remain stable at a very low level in 2017, due to the supply elasticity. Marine activity is expected to benefit in 2017 from the significant reduction in its operational costs following the implementation of the Transformation Plan and the new maritime system. With a fleet size reduced to five 3D high capacity vessels, and given the performance of two major acquisition agreements (including one related to an imaging contract) occupying 3 boats for about 6 months, the share of vessels engaged in contractual acquisition is expected to be close to half in 2017. For the record, it was 71% and 52% respectively in the first and second quarter of 2017.

With respect to forecasts that are uncertain in nature, the actual results will sometimes significantly differ from the forecasts presented.

Report of the statutory auditors

MAZARS

Tour Exaltis

61, rue Henri Regnault

92400 Courbevoie

French S.A. à directoire et conseil de surveillance

with a share capital of € 8.320.000

Statutory auditor

Registered member of the Compagnie

Régionale de Versailles

ERNST & YOUNG et Autres 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 French S.A.S. à capital variable Statutory auditor Registered member of the Compagnie Régionale de Versailles

CGG

Report of the statutory auditors on the EBITDAS forecasts excluding the restructuring costs related to the Transformation Plan on the period January 1 to 31 December 2017

To the Chief Executive Officer,

In our capacity as statutory auditors and under Regulation (EC) N°809/2004, we established this report on the EBITDAS forecasts excluding the restructuring costs related to the Transformation Plan (as this term is defined in section 1.6 of the update to the 2016 registration document) of the company CGG included in section 6.3 of the update to the 2016 registration document.

Such forecasts and the significant underlying assumptions have been established under your responsibility, pursuant to the provisions of Regulation (EC) N°809/2004 and the ESMA recommendations on forecasts.

It is our responsibility, based on the work performed, to express a conclusion pursuant to the terms of Schedule I, section 13.2, of Regulation (EC) N°809/2004, on the adequacy of the establishment of such forecasts.

CGG

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the Compagnie nationale des commissaires aux comptes relating to this operation. Those procedures consisted in an assessment of the procedures implemented by the management for the establishment of the forecasts, as well as the procedures implemented to ensure that the accounting policies applied are consistent with those used for the establishment of the historical financial information of CGG. They also consisted in collecting the information and clarifications which we deem necessary to obtain reasonable assurance that the forecasts have been adequately established on the basis of the presented assumptions.

It should be noted that, given that forecasts that are uncertain in nature, the actual results will sometimes significantly differ from the forecasts presented and that we express no conclusion as to whether those forecasts may or will be achieved.

In our view:

•	The forecasts have been adequately established on the indicated basis;

•	The accounting policies applied to these forecasts are consistent with the accounting policies applied by CGG.

This report is issued solely for the purposes of:

•	the filing of the update to the 2016 registration document to the AMF;

•

the admission to trading on a regulated market, and/or a public offer, of shares, warrants and/or of debt securities of nominal value lower than EUR 100,000 of CGG in France and in the other countries of the European Union in which the update to the 2016 registration document approved by the AMF would be notified;

and may not be used in any other context.

Courbevoie and Paris-La Défense, on October 13, 2017

The statutory auditors

MAZARS	ERNST & YOUNG et Autres

Jean-Luc Barlet	Nicolas Pfeuty

CGG

7.	COMPANY’S INFORMATION AND SHARE CAPITAL

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

7.2.	GENERAL INFORMATION REGARDING THE SHARE CAPITAL

7.2.2.	Share capital

Share capital

As of the date of this Update to the Registration Document, the share capital of the Company amounted to EUR 17,706,519, divided into 22,133,149 shares with a €0.80 nominal value each, all of the same category and fully paid up. The Safeguard Plan (described in paragraph 1.6 of this update) provides for the reduction of the nominal value of the Company’s shares from EUR 0.80 to EUR 0.01 as share capital reduction not resulting from losses, this share capital reduction being proposed to the combined general meeting to be held on October 31, 2017.

Dilutive instruments

As of June 30, 2017 and the date of this Update to the Registration Document, the only dilutive instruments issued were stock options (described in paragraph 5.4 of the Registration Document) and bonds convertible into new or existing shares described below.

Convertible bonds (OCEANE 2019 & 2020)

On November 20, 2012, the Company issued 11,200,995 bonds convertible into and/or exchangeable for new or existing shares to be redeemed on January 1, 2019 (the “Bonds” or “OCEANEs 2019”) for a total nominal amount of €359,999,979.30. The net proceeds of the issuance were used to finance a portion of the acquisition price of the Geoscience Division of Fugro. The Bonds’ nominal value was set at €32.14. The Bonds bear interest at an annual rate of 1.25% payable semi-annually in arrears on January 1 and July 1 of each year. The Bonds entitle the holders to receive new and/or existing CGG shares. The detailed terms and conditions of the Bonds are described in the Prospectus approved by the Autorité des Marchés Financiers on November 13, 2012.

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 convertible bonds OCEANE 2019 with the intention to issue new convertible bonds (the “OCEANEs 2020”). The ratio was fixed at five OCEANEs 2020 for two OCEANEs 2019 tendered into the offer. On June 26, 2015, holders of OCEANEs 2019 exchanged 90.3% of the principal amount of their Bonds (i.e. 10,114,014 Bonds). Following this exchange transaction, 1,086,981 OCEANEs 2019 remained outstanding on December 31, 2016. In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million. The OCEANEs 2020’ nominal value was set at €12.86 (versus €32.14 for the OCEANEs 2019). The new bonds bear interest at an annual rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the OCEANEs 2019). These bonds entitle their holders to receive new and/or existing CGG shares. As of September 30, 2017, a total number of 1,086,912 OCEANEs 2019 and 25,285,035 OCEANEs 2020 remained outstanding.

The bonds initially entitled the holders to receive new and/or existing CGG shares at a ratio of one share for one bond. This ratio was adjusted to entitle the holders to receive 1.422 share for one bond further to the capital increase completed on February 5, 2016, and then to receive 0.044 share for each converted bond further to the reverse stock split completed on July 20, 2016. Under certain conditions, the bonds may be redeemed prior to maturity at the CGG’s option.

The number of shares that would be issued upon conversion/exercise of the outstanding dilutive instruments as of December 31, 2016 and September 30, 2017 as well as the corresponding percentage of dilution are set out in the table below.

	12.31.2016(a)(b)	% of dilution(b)	09.30.2017(a)	% of dilution
OCEANES 2019	47,827	0.22	47,824	0.22
OCEANES 2020	1,112,541	5.03	1,112,541	5.03
Stock options	510,837	2.31	425,362	1.92

(a)	Adjusted number of shares as a result of the share capital increase of February 5, 2016 and the reverse stock split of July 20, 2016.
(b)

The Registration Document contained a material mistake regarding the number of shares received in case of conversion of the Convertible Bonds as well as the corresponding percentage of dilution, which is corrected in this update.

The table below shows changes in the share capital during the fiscal years 2014, 2015 and 2016 and until September 30, 2017.

Transaction	Nominal value	Number of shares created	Amount of the share premium	Amount of the capital variation	Resulting total share capital
Share capital reduction of August 11, 2016	€0.80	—	—	€265,597,788	€17,706,519
Reverse stock split of July 20 2016 (1 new share for 32 existing shares)	€12.80	—	—	—	€283,304,307
Share capital increase of February 5, 2016	€0.40	531,195,576	€138,110,849.76	€212,478,230.40	€283,304,307
Free allocation of shares of June 26, 2014	€0.40	174,326	—	€69,730.40	€70,826,076

CGG

7.2.3.	Description of the share buyback plan authorized by the general meeting held on May 29, 2015

The combined general meeting held on May 27, 2016 has authorized the Board of Directors, for an 18-month period, to acquire or sell shares of the Company. Information relating to the share buyback plan is set out in the Registration Document (paragraph 7.2.3.).

As of the date of this Update to the Registration Document, the Company holds 24,997 treasury shares, acquired in the course of the financial year 2010.

During the first semester of 2017, the Company didn’t implement the share buyback plan authorized by the shareholders in May 2016.

7.2.4.	Authorized share capital not issued

At the combined general meeting of the shareholders of the Company to be held on October 31, 2017, shareholders will be invited to resolve on the following delegations of authority to the Board of Directors under the conditions set out in the table below:

Authorizations submitted to the shareholders’ vote at the combined general meeting to be held on October 31, 2017
	Number of the resolution	Duration of the authorization	Maximum amount authorized
Issuance and granting of free warrants to the shareholders of the Company	19th	18 months	EUR 325,000 upon exercise of the warrants(2)
Issuance of new shares with warrants attached with shareholders’ preferential subscription rights	20th	18 months	EUR 720,000 and EUR 480,000 upon exercise of the warrants(2)
Issuance of new shares with removal of the shareholders’ preferential subscription rights in favor of holders of OCEANE (1)	21st	18 months	EUR 375,244(2)(3)
Issuance of new shares, with removal of the shareholders’ preferential subscription rights in favor of holders of Senior Notes (1)	22nd	18 months	EUR 4,967,949(2)(3)
Issuance of new notes secured by second-ranking security interests and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription rights in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017 (1)	23rd	18 months	EUR 1,238,173 upon exercise of the warrants(2)(3)
Issuance and granting of free warrants, with removal of the shareholders’ preferential subscription right in favor of funds and/or entities advised and/or managed by Alden Global Capital LLC, Attestor Capital LLP, Aurelius Capital Management LP, Boussard & Gavaudan Asset Management LP, Contrarian Capital Management LLC, et Third Point LLC	24th	18 months	EUR 77,464 upon exercise of the warrants(2)(3)
Issuance and granting of free warrants, with removal of the shareholders’ preferential subscription rights in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests (1)	25th	18 months	EUR 116,079 upon exercise of the warrants(2)(3)
Issuance of shares or securities giving access to the share capital, with removal of the shareholders’ preferential subscription rights in favor of the members of a Company Savings Plan (1)	26th	26 months	EUR 265,600(2)(3)

(1)	Category of persons under article L.225-138 of the French Commercial Code
(2)	Deducted from the ceiling of EUR 8,415,631 set forth in the 27th resolution
(3)	Deducted from the ceiling of EUR 6,890,631 set forth in the 27th resolution

The amounts set out above assume the completion of the share capital reduction by way of reduction of the shares’ nominal value, referred to in the eighteenth resolution, which will be submitted to the vote of the shareholders’ general meeting to be held on October 31, 2017.

During the combined general meeting to be held on October 31, 2017, it will also be proposed to the shareholders of the Company to terminate the delegations of authority granted to the Board of Directors by the combined general meeting of shareholders held on May 27, 2016 pursuant to the 14th and 15th resolutions.

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7.3.	MAIN SHAREHOLDERS

7.3.1.	Allocation of the share capital and voting rights

7.3.1.1.	Shareholding of the Company as of September 30, 2017

As of September 30, 2017, to the Company’s knowledge, the share capital of the Company was allocated as follows2021:

	Shares	% of the share capital	Theorical voting rights	% of the theorical voting rights	Voting rights exercisable during the general meeting	% of the voting rights exercisable during the general meeting
Bpifrance Participations(a)	2,069,686	9.35	2,458,954	10.898	2,458,954	10.91
IFP Énergies Nouvelles(a)	107,833	0.49	107,833	0.48	107,833	0.48
Concert IFP Énergies Nouvelles — Bpifrance Participations(a)	2,177,519	9.84	2,566,787	11.378	2,566,787	11.39
DNCA Finance(b)	1,756,314	7.94	1,756,314	7.78	1,756,314	7.79
CGG Actionnariat	273	0.0012	546	0.0024	546	0.0024
Other shareholders	18,174,046	82.1088	18,213,706	80.7296	18,213,706	80.8176
Treasury shares	24,997	0.11	24,997	0.11	0	0
Number of outstanding shares and voting rights	22,133,149	100%	22,562,350	100%	22,537,353	100%

(a)

Calculated on the basis of the number of shares and voting rights owned by Bpifrance Participations and IFP Energies Nouvelles as indicated in the notice of threshold crossing filed with the AMF and sent to the Company on June 27, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.

(b)

Calculated on the basis of the number of shares owned by DNCA Finance as indicated in the notice of threshold crossing sent to the Company on February 21, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.

Notices of threshold (statutory and set forth in the Company’s bylaws) crossing received from January 1, 2017

Date of the notice	Crossing above/below	Threshold of the share capital or voting rights crossed
By Caisse des dépôts (indirectly, by Bpifrance Participations)
20 March 2017	Below	11% of the voting rights

By the concert IFP Énergies Nouvelles — Bpifrance Participations
27 juin 2017	Below	10% of the share capital

By IFP Énergies Nouvelles
27 juin 2017	Below	1% of the share capital

By AMS Energie
July 21, 2017	Below	8% of the share capital and voting rights
July 26, 2017	Below	7% of the share capital and voting rights
July 31, 2017	Below	6% of the share capital and voting rights

[20]

The above table of shareholdings is not presented on a diluted basis after taking into account the dilution resulting from the exercise of the stock options of the Company, since they are not in the money as of September 30, 2017.

[21]	By a letter dated August 31, 2017, AMS Energie declared having crossed downwards the threshold of 1% of the share capital and voting rights.

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Date of the notice	Crossing above/below	Threshold of the share capital or voting rights crossed
August 4, 2017	Below	4% of the share capital and voting rights
August 11, 2017	Below	3% of the share capital and voting rights
August 23, 2017	Below	2% of the share capital and voting rights
August 31, 2017	Below	1% of the share capital and voting rights

By DNCA Finance
February 21, 2017	Below	8% of the share capital and voting rights

By Aviva Investors France SA
March 14, 2017	Below	2% of the share capital
April 3, 2017	Below	1% of the share capital

By Amundi
30 mars 2017	Below	1% of the share capital and voting rights
September 8, 2017	Above	1% of the share capital and voting rights

By Norges Bank Investment Management
July 20, 2017	Below	1% of the share capital

By Dimensional Fund Advisors LP
October 4, 2017	Below	2% of the share capital

7.3.2.	Market of the shares of the Company

7.3.2.1.	Listing market

The shares of the Company are listed on Euronext Paris SA (B Compartment) and are eligible to the SRD Long Only. All effective as from January 1, 2016.

Since May 14, 1997, the shares of the Company have been listed on the New York Stock Exchange as ADS. As of September 30, 2017, the ADS represented 1.45 % of the share capital.

Finally, the senior notes (“Senior Notes”) issued by the Company on February 2007, May 2011, April and May 2014 (see paragraph 7.2.5 of the Registration Document) respectively are listed in Luxembourg on the non-regulated market of Euro MTF.

7.3.2.3.	Market of the shares and ADS

	Market value of the shares		Transaction volume		Market Value of the ADS		Transaction volume
	highest	lowest	Shares	Capital	highest	lowest	ADS	Capital
	(in EUR)		(in MEUR)		(in USD)		(in MUSD)
2017
September	5.60	4.24	22,149,680	110.48	6.44	5.20	275,593	1.62
August	6.27	2.83	43,912,034	211.38	7.14	3.26	356,614	2.03
July	4.43	3.72	4,527,851	18.19	4.77	4.36	53,397	0.24
June	6.32	3.95	10,859,380	55.40	7.67	3.73	377,237	2.19
May	6.72	4.88	6,704,600	36.60	7.23	5.55	59,174	0.36
April	6.95	6.17	3,924,182	25.60	7.27	6.64	32,545	0.22
March	9.10	6.11	16,640,720	114.80	9.65	6.57	111,276	0.79
February	9.98	8.35	7,241,228	66.12	10.51	8.83	72,125	0.69
January	15.24	9.27	14,124,580	162.58	15.60	10.06	98,671	1.18
2016
December	15.43	13.03	9,953,088	141.38	16.25	14.01	154,379	2.30
November	24.24	11.10	16,102,328	239.48	26.50	11.91	234,812	3.67
October	27.88	23.14	7,888,042	203.36	29.70	25.95	31,824	0.89
September	24.68	20.40	6,614,124	147.93	26.88	22.89	41,955	1.03
August	23.85	17.71	6,469,735	139.76	26.53	19.86	64,055	1.54
July(a)	23.36	19.52	68,288,987	91.19	25.21	21.76	862,954	1.73
June	0.86	0.56	218,446,930	150.26	0.94	0.66	1,610,567	1.23
May	0.82	0.59	199,742,891	136.62	1.00	0.73	931,703	0.77
April	0.87	0.59	191,112,316	139.61	1.00	0.73	1,351,570	1.18
March	0.89	0.56	394,500,821	279.10	1.00	0.70	1,963,466	1.73
February	0.75	0.43	310,794,292	168.10	1.23	0.59	2,220,063	1.65
January	1.32	0.71	108,543,921	110.28	2.95	0.95	1,231,182	1.89
2015
December	3.22	2.44	40,858,275	110.07	3.53	2.55	717,179	2.24
November	4.24	3.01	53,213,050	178.83	4.53	3.30	495,740	1.74
October	4.33	3.03	56,747,192	213.69	4.82	3.45	275,179	1.21
September	4.35	3.06	37,496,881	139.77	4.70	3.50	243,472	1.01
August	4.58	3.21	57,581,632	229.02	4.89	3.63	383,121	1.67
July	5.13	4.30	53,066,819	244.01	5.71	4.80	573,514	2.94
June	6.48	5.00	38,397,877	224.47	7.18	5.62	371,724	2.41
May	7.07	6.13	42,230,682	279.44	7.98	6.70	345,593	2.53
April	6.98	5.21	56,503,558	353.53	7.35	5.71	439,971	2.97
March	6.77	5.22	61,475,705	360.31	7.31	5.64	426,605	2.66
February	6.56	5.05	62,063,100	369.42	7.44	6.09	648,117	4.45
January	5.72	4.51	49,025,293	242.56	6.65	5.31	593,311	3.42

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	Market value of the shares		Transaction volume		Market Value of the ADS		Transaction volume
	highest	lowest	Shares	Capital	highest	lowest	ADS	Capital
	(in EUR)		(in MEUR)		(in USD)		(in MUSD)
2014
December	8.87	4.25	78,940,572	501.59	10.95	5.88	1,320,423	10.51
November	8.30	4.32	141,594,872	948.33	10.75	5.50	1,821,526	16.54
October	7.21	4.26	55,048,677	314.28	8.88	5.69	681,727	4.92
September	8.07	6.82	44,453,706	330.15	10.42	8.69	658,197	6.20
August	8.12	6.43	44,926,723	309.16	10.42	8.38	640,800	5.83
July	10.85	7.66	37,977,131	336.75	14.68	10.30	560,347	6.66
June	11.31	9.75	38,577,407	401.92	15.14	13.27	734,005	10.32
May	12.53	9.30	51,827,884	525.34	17.25	12.68	521,992	7.32
April	12.75	11.41	21,835,869	261.81	17.55	15.68	415,939	6.80
March	11.67	10.61	28,413,599	314.81	16.08	14.64	435,807	6.63
February	12.83	10.63	27,889,500	323.74	16.61	14.53	536,529	8.46
January	12.85	10.86	23,768,969	286.96	17.31	14.71	797,962	13.19

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9.	ADDITIONAL INFORMATION

Information relating to this chapter is described in the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

9.1.	RESPONSIBLE PERSONS

9.1.1.	Responsible persons

Mr Jean-Georges Malcor, Chief Executive Officer.

Mr Stéphane-Paul Frydman, Chief Financial Officer.

9.1.2.	Certificate

“We hereby certify that, after taking all reasonable measures, the information contained in this update of the registration document is, to our knowledge, factually accurate and does not contain any omission that could affect its meaning.

We hereby certify that, to our knowledge, the condensed accounts for the elapsed semester are prepared in accordance with the applicable accounting standards and give a true and fair view of the assets and liabilities, financial situation and results of the company and of all the consolidated subsidiaries, and the half-year report of operations set out in paragraph 6.1.5.1 of this update to the registration document presents an accurate picture of significant events occurred during the first six months of the financial year, their impact on the accounts, of the main transactions between related parties and a description of the main risks and uncertainties for the remaining months of the financial year.

We have received from the statutory auditors a completion letter stating that they have audited the information about the financial situation and the accounts contained in this update, and that they have read the Registration document and its update in their entirety.”

This letter do not contain any observation.

On October 13, 2017

Mr Jean-Georges Malcor Chief Executive Officer	Mr Stéphane-Paul Frydman Chief Financial Officer

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